                                              Filed pursuant to Rule 424(b)(3)
                                              Registration No. 333-65294
Prospectus

                      Applied Extrusion Technologies, Inc.

                               Offer to Exchange
                         All Outstanding 10 3/4% Senior
                                 Notes Due 2011
                       ($275,000,000 Aggregate Principal
                              Amount Outstanding)
                                      For
                            10 3/4% Series B Senior
                                 Notes Due 2011

                                 Guaranteed By
                               Applied Extrusion
                          Technologies (Canada), Inc.,
                          its wholly-owned subsidiary

                            Terms of Exchange Offer

  -- Expires 5:00 p.m., New York City time, November 14, 2001, unless extended

  -- Not subject to any condition other than that the exchange offer not violate applicable law or any applicable interpretation of the Staff of the Securities and Exchange Commission

  -- All outstanding notes that are validly tendered and not validly withdrawn will be exchanged

  -- Tenders of outstanding notes may be withdrawn any time prior to 5:00 p.m. on the expiration date of the exchange offer

  -- We will not receive any proceeds from the exchange offer

  -- The terms of the notes to be issued are substantially identical to the outstanding notes, except for the elimination of certain transfer restrictions and registration rights relating to the outstanding notes

                                ---------------

      You should carefully review the "Risk Factors" beginning on page 16 in connection with this exchange offer and an investment in the notes to be issued in the exchange offer.

                                ---------------

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                The date of this prospectus is October 12, 2001

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................  16
Use of Proceeds..........................................................  23
The Exchange Offer.......................................................  23
Capitalization...........................................................  30
Selected Financial Information...........................................  31
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  33
Industry.................................................................  39
Business.................................................................  41
Management...............................................................  50
Security Ownership of Certain Beneficial Owners and Management...........  52
Description of the Exchange Notes........................................  54
United States Federal Tax Considerations.................................  83
Plan of Distribution.....................................................  87
Legal Matters............................................................  88
Experts..................................................................  88
Where You Can Find Information...........................................  88
Incorporation of Certain Information by Reference........................  89
Index to Consolidated Financial Statements of Applied Extrusion
 Technologies, Inc. and Schedule......................................... F-1

                                ---------------

                           FORWARD-LOOKING STATEMENTS

      This prospectus and documents incorporated by reference herein and other materials we have filed or may file with the Securities and Exchange Commission (the "SEC") include or may include forward-looking statements. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe," "should," "plans," or "continue" or the negative of these words or any variation of these words or any similar terminology. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about our business, and include statements regarding:

    . our anticipated growth strategies, our intention to seek synergies and other cost savings related to our manufacturing processes and our recent acquisition of certain assets of QPF, L.L.C. ("QPF");

    .  our intention to develop and introduce new products;

    . anticipated trends in our businesses, including trends in the capacity of and market for oriented polypropylene films and the cost of raw materials;

    .  future expenditures for capital projects;

    .  our ability to manage costs and maintain quality; and

    . our future financial position, business strategy, budgets, projected costs, and plans and objectives of management for future operations.

      These forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, forward-looking statements appear in this prospectus under the captions "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Industry," and "Business." These forward-looking statements are subject to a number of risks and uncertainties, including, without limitation, those identified under "Risk

Factors" and elsewhere in this prospectus and other risks and uncertainties described from time to time in our filings with the SEC. We undertake no obligation, except as required by SEC regulations, to publicly update or revise any forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                                ---------------

      This prospectus contains summaries of the terms of several material documents. These summaries include the terms that we believe to be material, but are qualified in their entirety by reference to the full and complete text of the related documents. We will make copies of these documents available to you at your request.

      This exchange offer is not being made to, and we will not accept surrenders for exchange from, holders of the outstanding notes in any jurisdiction in which the exchange offer or its acceptance would not comply with the securities or blue sky laws of that jurisdiction.

      All resales must be made in compliance with state securities or blue sky laws. Compliance with these laws may require that the exchange notes be registered or qualified in a state or that the resales be made by or through a licensed broker-dealer, unless exemptions from these requirements are available. We assume no responsibility for compliance with these requirements.

      This prospectus and the accompanying letter of transmittal contain important information. You should read this prospectus and the letter of transmittal carefully before deciding whether to tender your notes.

                                ---------------

                INDUSTRY AND MARKET DATA AND RELATED INFORMATION

      We rely on and refer to information we have received from various industry analysts regarding the markets for our principal products. The comparative production, sales and industry data that we present in this prospectus are based upon estimates by management, utilizing our internal surveys and/or various third party sources where available. While we are not aware of any misstatements regarding our industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading "Risk Factors" in this prospectus.

                                ---------------

                                   TRADEMARKS

      All trademarks or trade names referred to in this prospectus are the property of their respective owners.

                                    SUMMARY

      This summary highlights material information appearing elsewhere in this prospectus. It may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. When we refer to our company in this prospectus we are referring to Applied Extrusion Technologies, Inc. as a combined entity after giving effect to the acquisition of certain assets from QPF, except where it is made clear that we mean to refer only to our historical operations. Applied Extrusion Technologies (Canada), Inc. is our only domestic subsidiary and is wholly owned by us. The operations of Applied Extrusion Technologies (Canada), Inc. are reported on a consolidated basis. Our fiscal year ends on September 30 of each year and references to a fiscal year for our company refer to a year ending on September 30.

                               THE EXCHANGE OFFER

      On June 19, 2001, we completed the private offering of $275 million of our 10 3/4% senior notes due 2011. We entered into a registration rights agreement with the initial purchasers in the private offering in which we agreed, among other things, to deliver to you this prospectus and to complete the exchange offer within 150 days of the issuance of the 10 3/4% senior notes due 2011. You are entitled to exchange in the exchange offer your outstanding notes for registered notes with substantially identical terms. If the exchange offer is not completed within 150 days of the issuance of the 10 3/4% senior notes due 2011, then the interest rate on the notes will be increased to 11 1/4% per year. You should read the discussion under the heading "Summary Description of the Exchange Notes" and "Description of the Exchange Notes" for further information regarding the registered notes.

      We believe that the notes issued in the exchange offer will be freely transferable by holders other than our affiliates without further registration under the Securities Act of 1933, as amended (the "Securities Act"), if the holder of the exchange notes represents that it is acquiring the exchange notes in the exchange offer in the ordinary course of its business, that it has no arrangement or understanding with any person to participate in the distribution of the exchange notes and that it is not one of our affiliates, as these terms are interpreted by the SEC. You should read the discussion under the headings "Summary of the Terms of the Exchange Offer" and "The Exchange Offer" for further information regarding the exchange offer and resale of the notes.

                                  OUR COMPANY

General

      We are the largest North American manufacturer and seller of highly specialized oriented polypropylene films, or OPP films, which are used primarily in consumer product labeling, flexible packaging, overwrap and industrial applications. We have a leading position in substantially all of the major high-end OPP films end-use product categories in North America. In addition, we believe that we are the number one or two supplier in North America of OPP films used for labels on bottles and cans, packaging for confectionery and snack foods, and overwrap for a number of other consumer products. We estimate that we currently have the leading share, at approximately 25 percent of North American OPP films capacity and approximately 30 percent of the total sales in this market based on volumes for 2000. We are also one of the largest producers of OPP films worldwide.

      We offer one of the most extensive product lines in the OPP films industry ranging from high-margin, specialized labels and high barrier films to basic heat sealable lower barrier films. With our experienced technology group and state-of-the-art production facilities, we work directly with our customers to develop innovative products to meet their specialized requirements. We believe that the combination of our leadership position, innovative capabilities, strong sales force and highly efficient manufacturing positions us to achieve future growth and profitability. For the nine months ended June 30, 2001, we generated net sales of $208.1 million and EBITDA of $30.6 million. For the twelve months ended June 30, 2001, we generated net sales of $237.9 million and EBITDA of $34.3 million. After giving effect to the acquisition of the assets of QPF and the offering of the outstanding notes and the application of net proceeds as if they had occurred on June 30, 2000, adjusted net sales and adjusted EBITDA for the twelve months ended June 30, 2001 would have been $314.1 million and $64.0 million, respectively.

      Our OPP films product line is classified into four categories -- labels, packaging, overwrap and industrial. Our labels are used on soft drink containers for Coca-Cola(R) and Pepsi-Cola(R). Our packaging applications are used for food products produced by Frito-Lay(R), Nabisco(R), Kellogg's(R) and Hershey(R) Foods. Our overwrap products are used by companies such as Sony(R), Lipton(R) and R.J. Reynolds(R) Tobacco Company.

      Our competitive strengths that allow us to compete successfully in the OPP films market and increase our sales and profitability include a substantial industry presence, a leadership role in technology and product development, highly efficient production facilities, a diverse product line and customer base and an experienced management team. Our substantial industry presence is enhanced by our superior product development capabilities that allow us to work with our customers in developing the innovative, higher-margin labeling, packaging and overwrap products and applications that they require. With more than 80 product groups sold to over 600 customers, we believe that we have the broadest product lines and customers bases of any North American OPP films producer. In addition, we believe our cost to produce OPP films is one of the lowest in the North American industry and is the lowest for any manufacturer in this market with a full-breadth product line.

      Our business strategy is to maintian a leadership position in the OPP films industry and to maximize profitability. Elements of our strategy include continuing to:

    . take advantage of tightening capacity utilization within the North American OPP films industry;

    . focus on developing innovative products to take advantage of the industry trend to substitute cost competitive OPP films for traditional labeling and packaging materials;

    .  increase our high-end product mix; and

    .  maximize operating efficiencies and reduce costs.

Recent Developments

      On June 19, 2001, we purchased certain assets of QPF, which was the OPP films business of the Hood Companies, Inc. The acquired assets principally represented equipment, intellectual property and intangible assets. We also purchased QPF inventory produced through June 30, 2001, the day on which the QPF facility was shut down. We did not purchase the QPF facility and the cost to close the facility will be borne by Hood.

      The net purchase price for the QPF assets, not including inventory, was $15.0 million, comprised of $2.0 million that we paid with the signing of the purchase agreement, $4.0 million that we placed in escrow and released at the closing, and $9.0 million that we paid in cash at the closing. Additionally, we issued an inventory note to QPF on June 30, 2001, in the amount of approximately $6.7 million for the QPF inventory that we acquired. This note was repaid on July 30, 2001.

      QPF was a niche manufacturer of OPP films with 40 million pounds of volume produced in fiscal 2000. We believe we can retain QPF's business and run this production on our own facilities. As a result of the QPF facility closure, North American capacity of OPP films has dropped by approximately 40 million pounds. Our acquisition of QPF is expected to have the following impacts:

    . It will increase the North American OPP films industry capacity utilization from approximately 90 percent to 94 percent by the end of 2001.

    . We expect to retain a substantial majority of QPF's existing customer base. Several key account managers of QPF have joined our sales force, and have facilitated a smooth and expeditious transition by continuing to call on their QPF accounts.

    . Except for several key QPF account managers, we did not retain any other QPF manufacturing, administrative or management personnel. By not continuing the QPF operations, we will not incur other QPF costs of production, such as power, maintenance, insurance, property taxes, capital expenditures and depreciation.

    . It will improve our capacity utilization and cash flows by allowing our excess capacity to be used to satisfy sales to QPF's existing customer base, with additional costs being largely the direct raw material costs and minor incremental production costs.

    . It will offset some of our future capital requirements with some of the acquired assets. The remainder of the acquired assets will be used for spare parts or scrapped. Dismantling of all QPF machinery and equipment began shortly after the closing.

      On September 28, 2001, we entered into an agreement to sell our speciality nets and nonwovens business to DelStar Technologies, Inc., a Delaware corporation. This transaction closed on October 5, 2001, with an effective date of September 30, 2001.

Principal Executive Offices

      Our principal executive offices are located at 3 Centennial Drive, Peabody, MA 01960. Our telephone number at that location is (978) 538-1500.

                   SUMMARY OF THE TERMS OF THE EXCHANGE OFFER

      The exchange offer relates to the exchange of up to $275 million aggregate principal amount of outstanding notes for an equal aggregate principal amount of exchange notes. The exchange notes will be obligations of our company entitled to the benefits of the indenture governing the outstanding notes. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes except that the exchange notes have been registered under the Securities Act, will bear a Series B designation and different CUSIP number from the outstanding notes, will not bear legends restricting their transfer, and are not entitled to the benefits of the registration rights granted under the registration rights agreement executed as part of the offering of the outstanding notes, dated June 19, 2001, among us and the initial purchasers in the private offering, including Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Chase Securities, Inc., Credit Suisse First Boston Corporation, and Deutsche Banc Alex. Brown Inc., including the provisions providing for liquidated damages relating to the timing of the exchange offer.

Registration rights           You are entitled to exchange your notes for
agreement...................  registered notes with substantially identical terms. The exchange offer is intended to satisfy these rights. After the exchange offer is complete, you will no longer be entitled to any registration rights with respect to your notes.

The exchange offer..........  We are offering to exchange $1,000 principal amount of 10 3/4% Series B senior notes due 2011, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding 10 3/4% senior notes due 2011, which were issued in June 2001 in a transaction exempt from registration under the Securities Act in accordance with Rule 144A. In order to be exchanged, an outstanding note must be properly tendered and accepted. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. As of this date there are $275 million principal amount of notes outstanding. We will issue registered notes promptly after the expiration of the exchange offer.

Resale of the new notes.....  We believe that you may offer for resale, resell or otherwise transfer the notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act provided that you:

                              . acquire the notes issued in the exchange offer in the ordinary course of business;

                              .  are not participating, do not intend to
                                 participate, and have no arrangement or
                                 understanding with any person to participate, in the distribution of the notes issued to you in the exchange offer;

                              . are not a broker-dealer who purchased such outstanding notes directly from us for resale pursuant to Rule 144A or any other available exemption under the Securities Act; and

                              .  you are not an "affiliate" of ours.

                              We have based our belief on interpretations of the staff of the SEC set forth in no action letters issued to other companies. We have not, however, requested the SEC to issue an interpretation with respect to resales of the notes issued in the exchange offer, and we do not expect to do so in the future. If our belief is inaccurate and you transfer any note issued to you in the exchange offer without delivering a prospectus meeting the requirement of the Securities Act or without an exemption from registration of your notes from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability.

                              Each broker-dealer that receives notes in the exchange offer for its own account in exchange for notes that were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act, in connection with any resale of the notes issued in the exchange offer. See "Plan of Distribution." The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. A broker-dealer may use this prospectus for an offer to resell or other retransfer of the notes issued to it in the exchange offer. We have agreed that, for a period of 180 days after the closing of the exchange offer, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resales. We believe that no registered holder of the outstanding notes is an affiliate (as such term is defined in Rule 405 of the Securities
                              Act) of ours.

                              The exchange offer is not being made to, nor will we accept surrenders for exchange from, holders of outstanding notes in any jurisdiction in which this exchange offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of such jurisdiction. Furthermore, persons who acquire the notes in the exchange offer are responsible for compliance with these securities or blue sky laws regarding resales. We assume no responsibility for compliance with these requirements.

Expiration date.............  The exchange offer will expire at 5:00 p.m., New
                              York City time, November 14, 2001, unless we decide to extend the expiration date.

Accrued interest on the
exchange notes and the
outstanding notes...........
                              Interest on the exchange notes will accrue from the last date on which interest was paid on the notes being tendered for exchange or, if no interest has been paid, from June 19, 2001. Holders of outstanding notes whose notes are accepted for exchange will be deemed to have waived the right to receive any payment of interest on such outstanding notes accrued from June 19, 2001 to the date of the issuance of the exchange notes. Consequently, holders who exchange their outstanding notes for exchange notes will receive the same interest payment on January 1, 2002 (the first interest payment date with respect to the outstanding notes and the exchange notes to be issued in the exchange offer) that they would have received had they not accepted the exchange offer.

Termination of the exchange   We may terminate the exchange offer if we
offer.......................  determine that our ability to proceed with the exchange offer could be materially impaired due to any new law, statute, rule or regulation or any interpretation of the staff of the SEC of any existing law, statute, rule or regulation. We do not expect any of the foregoing conditions to occur, although we cannot assure you that such conditions will not occur. Holders of outstanding notes will have certain rights against us under the registration rights agreement executed as part of the offering of the outstanding notes should we fail to consummate the exchange offer.

Procedures for tendering
outstanding notes...........
                              If you are a holder of a note and you wish to tender your note for exchange pursuant to the exchange offer, you must transmit to Wells Fargo Bank Minnesota, National Association, as exchange agent, on or prior to the expiration date of the exchange offer:

                                 either

                              . a properly completed and duly executed letter of transmittal, which accompanies this prospectus, or a facsimile of the letter of transmittal, including your outstanding notes and all other documents required by the letter of transmittal, to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

                              . if you are effecting delivery by book entry transfer, a computer-generated message transmitted by means of Automated Tender Offer Program system of The Depository Trust Company, also known as DTC, and received by the exchange agent and forming a part of a confirmation of book entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal;

                                 and, either

                              . if you are effecting delivery by book entry transfer, a timely confirmation of book-entry transfer of your outstanding notes into the exchange agent's account at DTC pursuant to the procedure for book-entry transfers described in this prospectus under the heading "The Exchange Offer--Procedure for Tendering," must be received by the exchange agent on or prior to the expiration date of the exchange offer; or

                              . the documents necessary for compliance with the guaranteed delivery procedures described below.

                              By executing and delivering the letter of transmittal or effecting delivery by book entry transfer, each holder will represent to us that, among other things, (i) the notes to be issued in the exchange offer are being obtained in the ordinary course of business of the person receiving such exchange notes whether or not such person is the holder, (ii) neither the holder nor any such other person has an arrangement or understanding with any person to participate in the distribution of such exchange notes and that the holder is not engaged in, and does not intend to engage in, the distribution of such exchange notes and (iii) neither the holder nor any such other person is an "affiliate" of ours as defined in Rule 405 under the Securities Act.

Special procedures for
beneficial owners...........
                              If you are the beneficial owner of notes and your name does not appear on a security position listing of DTC as the holder of such notes or if you are a beneficial owner of registered notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender such notes or registered notes in the exchange offer, you should contact such person in whose name your notes or registered notes are registered promptly and instruct such person to tender on your behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the letter of transmittal and delivering its outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

Guaranteed delivery           If you wish to tender your notes and time will
procedures..................  not permit your required documents to reach the exchange agent by the expiration date of the exchange offer, or the procedure for book-entry transfer cannot be completed on time or certificates for registered notes cannot be delivered on time, you may tender your notes pursuant to the procedures described in this prospectus under the heading "The Exchange
                              Offer--Guaranteed Delivery Procedure."

Withdrawal rights...........  You may withdraw the tender of your notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

Acceptance of outstanding
notes and delivery of
exchange notes..............  Subject to certain conditions as summarized above in "Termination of the Exchange Offer" and described more fully under "The Exchange Offer-- Termination," we will accept for exchange any and all outstanding notes which are properly tendered and not validly withdrawn in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. The notes issued pursuant to the exchange offer will be delivered promptly following the expiration date.

United States federal
income tax consequences.....
                              The exchange of the notes should not be a taxable exchange for United States federal income tax purposes. See "United States Federal Tax Considerations."

Use of proceeds.............  We will not receive any proceeds from the issuance of notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer.

Exchange agent..............  Wells Fargo Bank Minnesota, National Association
                              is serving as exchange agent in connection with the exchange offer. The exchange agent can be reached at Corporate Trust Services, 213 Court Street, Suite 902, Middletown, CT 06457. For more information with respect to the exchange offer, the telephone number for the exchange agent is
                              (860) 704-6216 and the facsimile number for the exchange agent is (860) 704-6219.

                   SUMMARY DESCRIPTION OF THE EXCHANGE NOTES

Notes offered...............  $275,000,000 aggregate principal amount of 10
                              3/4% Series B senior notes due 2011.

Maturity date...............  July 1, 2011.

Interest payment dates......  January 1 and July 1 of each year, commencing
                              January 1, 2002.

Guarantees..................  Our only domestic subsidiary will guarantee the notes on a senior basis. Future domestic subsidiaries will also be required to guarantee the notes.

Ranking.....................  The exchange notes will be unsecured and rank equally with our senior indebtedness and senior to our subordinated indebtedness. Each guarantee will be unsecured and rank equally with senior indebtedness of the guarantor and senior to all subordinated indebtedness of the guarantor. The exchange notes and the guarantees will effectively rank junior to our secured indebtedness as to the assets securing such indebtedness. Borrowings under our bank credit facility will be secured by substantially all of our assets and those of our subsidiaries. The exchange notes will also effectively rank junior to the liabilities of any of our subsidiaries that are not guarantors of the notes. The exchange notes will rank equally with any notes issued in the original offering that are not exchanged pursuant to the exchange offer.

                              As of June 30, 2001, after giving effect to the offering of the outstanding notes and our use of the net proceeds and related transactions:

                              . we had outstanding $13.2 million of senior indebtedness (excluding the notes), $12.9 million of which was secured senior indebtedness;

                              . our subsidiaries that are guarantors had outstanding $6.5 million of indebtedness (excluding the guarantees of the notes), $6.2 million of which represented guarantees of borrowings under the bank credit facility; and

                              . our subsidiaries that are not guarantors had outstanding less than $1.0 million of indebtedness and other liabilities.

Optional redemption ........  We may redeem the exchange notes, in whole or in part, at any time on or after July 1, 2006, at the redemption prices set forth in this prospectus.

Equity offering optional      Before July 1, 2004, we may, from time to time,
redemption .................  redeem up to 35% of the aggregate principal amount of the exchange notes with the net proceeds of one or more equity offerings at a redemption price of 110.75% of the principal amount thereof, plus accrued interest, if at least 65% of the aggregate principal amount of the exchange notes originally issued remains outstanding after such redemption. See
                              "Description of the Exchange Notes--Optional
                              Redemption."

Change of Control ..........  Upon certain changes of control events, each holder of exchange notes may require us to repurchase all or a portion of its exchange notes at a purchase price equal to 101% of the principal amount thereof, plus accrued interest. See "Description of the Exchange Notes--Certain Definitions" for the definition of a Change of Control.

Certain covenants ..........  The indenture governing the exchange notes contains covenants that, among other things, limit our ability and the ability of our restricted subsidiaries to:

                              .  incur additional indebtedness,

                              . pay dividends on, redeem or repurchase our capital stock,

                              .  make investments,

                              . issue or sell capital stock of restricted subsidiaries,

                              .  transfer assets to non-guarantor subsidiaries,

                              .  create certain liens,

                              . sell assets and dispose of proceeds of such sales,

                              . in the case of our restricted subsidiaries, restrict payments of dividends or other distributions to us,

                              . in the case of our restricted subsidiaries, guarantee indebtedness,

                              .  engage in transactions with affiliates,

                              .  create unrestricted subsidiaries, and

                              .  consolidate, merge or transfer all or
                                 substantially all our assets and the assets of our subsidiaries on a consolidated basis.

                              These covenants are subject to important exceptions and qualifications, which are described under the heading "Description of the Exchange Notes" in this prospectus.

Exchange offer;               Under a registration rights agreement executed as
registration rights.........  part of the offering of the outstanding notes we agreed to:

                              . file a registration statement within 30 days after the issue date of the outstanding notes enabling note holders to exchange the privately placed notes for publicly registered notes with substantially identical terms,

                              . use our best efforts to cause the registration statement to become effective within 120 days after the issue date of the outstanding notes,

                              . consummate the exchange offer within 150 days after the issue date of the outstanding notes, and

                              .  use our best efforts to file a shelf
                                 registration statement for the resale of the outstanding notes if we cannot effect an exchange offer within the time periods listed above and in certain other circumstances.

                              The interest rate on the outstanding notes will increase if we do not comply with our obligations under the registration rights agreement. See "The Exchange Offer."

Risk Factors................  See "Risk Factors" for a discussion of factors you should carefully consider before deciding to invest in the exchange notes.

                             Summary Financial Data
                             (dollars in thousands)

      The following table sets forth our historical financial information. This summary financial data is intended only as a convenient reference. The statement of operations and balance sheet data as of and for each of the fiscal years in the three year period ended September 30, 2000 have been derived from our audited financial statements, which have been audited by Deloitte & Touche LLP. The statement of operations data and the balance sheet data as of and for the nine month periods ended June 30, 2000 and 2001 have been derived from our unaudited financial statements, which financial information in our opinion reflects all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of results for such periods. The results for the nine months ended June 30, 2001 are not necessarily indicative of the results to be expected for the entire year. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and related notes and other financial information included elsewhere in this prospectus from which we derived the summary operating and other data.

                                                                 Nine Months
                          Fiscal Year Ended September 30,      Ended June 30,
                          ----------------------------------  ------------------
                             1998        1999        2000       2000      2001
                          ----------  ----------  ----------  --------  --------
Statement of Operations
 Data(a):
Net sales...............  $  245,334  $  237,042  $  268,375  $202,596  $208,127
Cost of sales...........     195,174     188,601     215,256   156,631   164,346
                          ----------  ----------  ----------  --------  --------
Gross profit............      50,160      48,441      53,119    45,965    43,781
Operating expenses:
Selling, general and
 administrative
 expenses...............      23,754      26,550      27,152    20,492    21,142
Restructuring and
 impairment charges(b)..      21,506         --          --        --        --
Research and
 development............       7,326       7,123       6,759     5,173     4,758
Share incentive
 plan(c)................         --          --          --        --        861
QPF acquisition costs...         --          --          --        --      2,548
Start up costs(d).......       1,539         --          --        --        --
Operating profit
 (loss).................      (3,965)     14,768      19,208    20,300    14,472
Interest expense, net...      15,868      18,909      21,096    15,641    17,672
                          ----------  ----------  ----------  --------  --------
Income (loss) before
 change in accounting or
 extraordinary
 items(e)...............     (12,050)     (4,669)     (1,209)    2,982    (2,048)
                          ----------  ----------  ----------  --------  --------
Net income (loss) ......  $  (12,902) $   (4,669) $   (1,209) $  2,982  $ (4,025)
                          ==========  ==========  ==========  ========  ========
Operating and Other
 Financial Data:
Gross margin............        20.4%       20.4%       19.8%     22.7%     21.0%
EBITDA(f)...............  $   39,253  $   37,157  $   39,286  $ 35,316  $ 30,600
Net cash provided by
 (used in) operations...     (10,364)     10,554      (6,920)  (15,810)   (2,365)
Net cash provided by
 (used in) investing
 activities.............      25,629      (6,157)    (22,096)  (14,263)  (31,146)
Net cash provided by
 (used in) financing
 activities.............     (13,798)     (2,221)     27,707    27,341    58,097
Depreciation and
 amortization...........      17,773      19,484      21,025    15,728    17,010
Capital expenditures....      45,496      36,097      22,096    14,263    16,146
Balance Sheet Data (end
 of period):
Working capital(g)......  $   33,471  $   27,918  $   43,419  $ 51,188  $ 71,332
Total assets............     370,726     375,050     389,250   390,772   446,990
Total long-term debt....     185,500     182,500     209,500   207,500   277,359
Stockholders' equity....     100,437      99,041      99,913   104,182    96,385

                                                   (footnotes on following page)

--------
(a)  Selected financial data from recent quarterly results (unaudited):

                                                                                       Earnings    Earnings
                                                                                Net      (Loss)     (Loss)
                                Net     Gross     Gross   Operating Operating Income   Per Share- Per Share-
     Quarter Ended             Sales  Profit(*) Margin(*) Profit(*) Margin(*) (Loss)     Basic     Diluted
     -------------            ------- --------- --------- --------- --------- -------  ---------- ----------
     September 30, 2000...... $65,779  $ 9,554    14.5%    $1,308      2.0%   $(4,191)   $(.35)     $(.35)
     December 31, 2000.......  62,724   11,378    18.1      2,543      4.1     (2,695)    (.23)      (.23)
     March 31, 2001..........  72,989   15,097    20.7      6,454      8.8        633      .05        .05
     June 30, 2001...........  72,414   17,306    23.9      8,884     12.3     (1,963)    (.16)      (.15)

    --------
     (*) Excludes $2,400 of costs associated with a temporary shutdown of manufacturing plants in September 2000; excludes $861 of non-cash charges related to the share incentive plan for non-executive employees in December 2000; excludes $2,548 of QPF transaction costs in June 2001.

(b) In fiscal 1998, we recorded a restructuring and impairment charge of $21,506. We began implementing a shutdown of certain older and less efficient assets in our Covington, Virginia facility and made certain other organizational changes, including a nearly 15 percent reduction in total headcount. In connection with the shutdown, we recorded a charge of $18,580 or $11,148 after taxes. We also wrote down the value of certain other assets in our Covington, Virginia facility, whose carrying values had been impaired by an aggregate of $2,926.
(c) In the first quarter of fiscal 2001, we recorded a non-cash charge of $861 for shares issued to non-executive employees as part of an incentive and retention program. Under this program, we issued approximately 600,000 shares of stock to our top 125 non-executive managers in exchange for 1,200,000 of their vested and unvested stock options. These new shares were granted in lieu of annual incentive bonuses for these managers for fiscal 2000 and 2001.
(d) In fiscal 1998, we elected early adoption of the Accounting Standards Executive Committee Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The effect of this change in accounting was the recognition of $1,539 of expenses related to net start-up costs incurred during fiscal 1998.
(e) In fiscal 1999, we terminated acquisition discussions with two of the largest European-based worldwide OPP films producers. We were unable to reach a mutually agreeable price at which we would acquire either of these businesses, given the deterioration in the European OPP films market caused by the major industry-wide overcapacity in that region. Costs associated with both of these acquisition projects and related due diligence efforts were $3,641, and were recorded as non-operating expenses. In fiscal 1998, we recorded a charge of $250 related to the write-off of certain assets associated with a divested business. Related to the change in accounting described in footnote (d), we recorded a one-time charge of $852, net of related income tax benefits of $568, resulting from costs incurred in prior periods.
(f) EBITDA is calculated as net income before net interest expense, income tax expense and depreciation and amortization expense. EBITDA includes the net expense associated with sale/leaseback transactions, comprised of rent expense, less deferred gain recognized over the term of the lease. We believe that EBITDA provides useful information regarding our ability to service debt but should not be considered in isolation or as a substitute for the combined statement of operations or cash flow data prepared in accordance with the generally accepted accounting principles and included elsewhere in this offering memorandum or as a measure of our operating performance, profitability or liquidity. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences and methods of calculation.
(g) Working capital is defined as current assets less current liabilities excluding short-term debt with third parties.

                                  RISK FACTORS

      You should carefully consider the following risk factors and other information in this offering memorandum before deciding to invest in the notes.

Risks Associated with the Exchange Notes

We have substantial debt outstanding that could limit the flexibility of our business operations and prevent us from fulfilling our obligations under the exchange notes.

      We have a high level of debt compared to our assets and stockholders' equity and, as a result, significant debt service obligations. On June 30, 2001, after giving effect to the offering of the outstanding notes and our use of the proceeds, we had $288.2 million of consolidated outstanding debt, all of which was senior debt (including the notes). Our total consolidated debt as a percentage of capitalization was 69.9 percent. Our annual debt service payment obligation for outstanding debt is approximately $30 million. We and our subsidiaries may be able to incur substantial additional indebtedness in the future, including secured indebtedness which would be effectively senior to the exchange notes and the guarantees of our domestic subsidiaries. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

      Our high debt level could have important consequences to you such as:

    . limiting our ability to obtain additional financing to fund working capital, capital expenditures, debt service requirements or other purposes;

    . limiting our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service;

    . limiting our ability to compete with others who are not as highly leveraged;

    . limiting our ability to repurchase the exchange notes in the event of a change of control; and

    . increasing our vulnerability to adverse market conditions, changes in our industry and economic downturns.

      Our ability to service our debt, including the exchange notes, and to fund working capital and capital expenditures will depend on our ability to generate cash in the future. This depends, to some extent, on prevailing economic conditions, and on business, financial and other factors, including the other risk factors described below. Many of these factors are beyond our control. If we cannot generate sufficient cash flow from operations to make scheduled payments on our debt, including the exchange notes, or to meet our other obligations, we will need to refinance our debt, obtain additional funds through the incurrence of additional debt or the sale of our equity securities or sell our assets. We may not be able to obtain additional funds or sell assets sufficient to satisfy our debt service requirements on terms satisfactory to us or at all, and we may not be able to refinance our bank credit facility prior to its scheduled maturity in 2003 allowing for future borrowings in an amount sufficient to enable us to pay our indebtedness, including the exchange notes, or to fund our other liquidity needs.

The operating and financial restrictions and covenants in our existing and future debt agreements may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities and may severely limit our ability to plan for or respond to changes in our business.

      The operating and financial restrictions and covenants in our debt agreements, including the indenture governing the exchange notes, our bank credit facility, and any future financing agreements, may materially adversely affect our ability to finance future operations or capital needs or to engage in other business activities. For example, our bank credit facility includes covenants that require us to meet certain financial ratios and financial conditions that may require that we take action to reduce debt or to act in a manner contrary to our business objectives. In addition, our bank credit facility restricts, among other things, our ability to incur additional indebtedness and make acquisitions and capital expenditures beyond a specified level. A breach of any of these restrictions or covenants could cause a default under the notes, our bank credit facility and other debt. A significant portion of our debt may then become immediately due and payable. If we fail to comply with the restrictions in our bank credit facility and the lenders declare the entire amount due and payable, they could prohibit us from making payments of interest and principal on the exchange notes until the default is cured or all the debt is paid or otherwise satisfied in full. We are not sure whether we would have, or be able to obtain, sufficient funds to make these accelerated payments, including payments on the exchange notes.

If we became insolvent, were liquidated, or if payment under our bank credit facility were accelerated, our bank lenders would have a claim on our assets before you.

      The exchange notes will not be secured by any of our assets. Our obligations under our bank credit facility are secured by substantially all of our assets. As of October 1, 2001, we had $12.4 million of indebtedness outstanding under our bank credit facility, approximately $6.2 million of which were standby letters of credit securing the industrial revenue bonds and the remaining amount which represented letters of credit not yet drawn upon. Subject to borrowing base requirements, we have $67.6 million available for future borrowings under our bank credit facility, after taking into account outstanding letters of credit. If we became insolvent, were liquidated, or if payment under our bank credit facility were accelerated, the lenders under our bank credit facility would be entitled to exercise the remedies available to a secured lender under applicable law. Therefore, our bank lenders will have a claim on such assets before you. If any secured debt is accelerated, our assets may not be sufficient to repay in full this indebtedness and our other indebtedness, including the exchange notes, in which event you may not receive payments on the exchange notes you hold. For a description of our bank credit facility see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

The likelihood that you would receive payments on the exchange notes could be jeopardized if any of our non-guarantor subsidiaries declare bankruptcy, liquidate, or reorganize.

      Currently, only one of our subsidiaries will not guarantee the exchange notes. The assets of that subsidiary were less than two percent of our consolidated assets at June 30, 2001. In the future, we may have subsidiaries who are not guarantors and their results of operations and assets may be significant. In the event of a bankruptcy, liquidation or reorganization of any non-guarantor subsidiary, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to us. If the results of operations and assets of any such non-guarantor subsidiary are a significant percentage of our consolidated financial position, we may not have sufficient funds to make any payments on the exchange notes you hold.

We may not have sufficient funds or may not be contractually permitted under the terms of our outstanding indebtedness to repurchase the exchange notes upon a change of control as required by the indenture.

      Upon the occurrence of specific kinds of change in control events, as defined in the indenture, we will be required to offer to repurchase all of the outstanding exchange notes at 101% of the principal amount thereof, plus accrued interest to the date of repurchase. This provision will not necessarily provide protection to holders of the exchange notes in a highly leveraged transaction or various other transactions involving us or our subsidiaries that would not constitute a "change of control" under the indenture. In addition, our ability to repurchase the exchange notes may be limited by our then existing financial resources, including a similar obligation to repay amounts outstanding under the bank credit facility. It is possible that in the event of a change of control, we will not have, or will not have access to, sufficient funds, or will not be contractually permitted under the terms of our outstanding indebtedness, to purchase all of the exchange notes tendered by holders upon a change of control. See "Description of the Exchange Notes-- Change of Control."

Federal and state fraudulent transfer laws permit a court to void the guarantees, and if that occurs, you may not receive any payment from the guarantor on the exchange notes.

      Under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws, a guarantee could be voided, or claims in respect of a guarantee could be subordinated to all other debt of that guarantor if, among other things, the guarantor, at the time it incurred the indebtedness evidenced by its guarantee:

    . received less than reasonably equivalent value or fair consideration for the incurrence of such guarantee; and

    .  was insolvent or rendered insolvent by reason of such incurrence; or

    . was engaged in a business transaction for which the guarantor's remaining assets constituted unreasonably small capital; or

    . intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

      In addition, any payment by that guarantor pursuant to its guarantee could be voided and required to be returned to the guarantor, or to a fund for the benefit of the creditors of the guarantor. If this occurs, you may not receive any payment on the exchange notes from the guarantor.

      The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, a guarantor would be considered insolvent if:

    . the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets, or

    . if the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature, or

    .  it could not pay its debts as they become due.

      On the basis of historical financial information, recent operating history and other factors, we believe that the guarantor, after giving effect to its guarantee of the exchange notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. A court may apply different standards in making such determinations and may not agree with our conclusions in this regard. As such, a court may find that the guarantor of the exchange notes is insolvent and may void any payment by the guarantor pursuant to the guarantee. If this occurs, you may not receive payment on the exchange notes from the guarantor.

There is currently no trading market for the outstanding notes or the exchange notes and if an active trading market for the exchange notes does not develop, your ability to transfer the notes will be limited.

      There is currently no trading market for the outstanding notes or the exchange notes. In the absence of an active trading market, it may be difficult for you to resell the notes quickly or on favorable terms. Although each initial purchaser of the outstanding notes has informed us that it currently intends to make a market in the exchange notes, it has no obligation to do so and may discontinue making a market at any time without notice. We expect the exchange notes to be eligible for trading in the PORTAL market. However, we do not intend to apply for listing of the exchange notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

      The liquidity of any market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. A liquid trading market may not develop for the exchange notes.

Your failure to exchange your notes in the exchange offer will restrict your ability to resell them.

Untendered outstanding notes that you do not exchange for the registred exchange notes pursuant to the exchange offer will remain restricted securities, subject to the following restrictions on transfer:

 . You may resell the outstanding notes only if that sale is registered pursuant to the Securities Act or if an exemption from registration is available;

 . the outstanding notes bear a legend restricting transfer in the absence of registration or an exemption; and

 . a holder of the outstanding notes who wants to sell or otherwise dispose of all or any part of its outstanding notes under an exemption from registration under the Securities Act, if requested by us, must deliver to us an opinion of independent counsel experienced in Securities Act matters, reasonably satisfactory in form and substance to us, that such exemption is available.

      Except under limited circumstances, we have no obligation to register any notes not tendered in the exchange offer.

Risks Related to Our Business.

We operate in highly competitive markets and our customers may not continue to purchase our products.

      There are approximately eight primary North American manufacturers producing OPP films for resale, including ExxonMobil Corporation, which is the second largest OPP films manufacturer in North America, Toray Industries, Inc., Vifan Canada Inc. and Formosa Plastics Corporation, U.S.A. Some of our competitors are subsidiaries of substantially larger, more diversified corporations and have greater financial, personnel and marketing resources than we have and therefore, may have some competitive advantages. Our competitors also include manufacturers of flexible packaging products who offer a broad range of products and maintain product and marketing facilities internationally. We also sell products in countries outside the United States and may face international competition. In addition, any of our converter customers could become competitors by acquiring, or becoming, a supplier of OPP films.

      The markets in which we operate are highly competitive. Competition in the OPP films market is based primarily on customer relationships, product performance characteristics, such as machinability, quality, reliability and price. Our ability to be an effective competitor will depend on our ability to compete on the basis of these characteristics. It will also depend on our success in developing new and enhanced products for our customers. Although we have broad product lines and are continually developing new and enhanced products, our current customers may not continue to purchase our products, we may not be successful in avoiding product obsolescence, and we may not be able to compete effectively with these companies.

Industry overcapacity has negatively affected our profitability, and could continue to negatively affect our profitability.

      Production capacity in the OPP films industry increased over 35 percent from 1995 to 1999 causing capacity utilization levels to decline from approximately 95 percent to the mid-80 percent levels. This decline in capacity utilization led to sharp declines in selling prices of OPP films. In addition, as a result of our excess capacity, we attempted to fill our capacity with sales throughout the product line, while minimizing price disruption. This resulted in an increase in sales of lower margin products, negatively affecting our profitability.

      Only ourselves and ExxonMobil Corporation have announced any additional new capacity, and both of these are relatively small lines, cumulatively aggregating to less than one year's demand growth at the historical six percent level. However, if additional unexpected capacity were added, industry capacity utilization levels would fall, which could result in lower sale prices. In addition, if demand does not grow at the historical level and capacity outgrows demand, industry overcapacity could harm our business and our debt service capabilities.

Price increases and shortages in the supply of polypropylene raw materials could decrease our profitability.

      Polypropylene, which is a petroleum derivative, is the basic raw material used in the manufacture of most of our products. The price of polypropylene is a function of, among other things, manufacturing capacity, demand and the price of petrochemical raw materials, including crude oil and natural gas liquids. Historically, the price of polypropylene has fluctuated, but in recent years the price has increased significantly due to the increased price of crude oil. For example, polypropylene raw material costs in fiscal 2000 were up $0.103 per pound, or 37.2 percent over fiscal 1999. In recent years, we have not been able to pass through a significant portion of the increases in the costs of polypropylene raw materials to end-users due to OPP films industry capacity, and we may not be able to do so in the future. Due to our high fixed costs, a decrease in the spread between the selling price of our products and the cost of polypropylene raw material has a disproportionate impact on our results of operations. For example, each $0.01 decrease in the spread between our selling price per pound and resin costs per pound in fiscal 2000 would have reduced our EBITDA by $2.7 million. As a result, increases in the price of raw materials could adversely affect our operating margins and our debt service capabilities.

      The majority of our resin supply requirements are met by four suppliers. If any of our suppliers were not able to meet our requirements, we would incur costs in connection with engaging a new supplier. In addition, the cancellation of one or more of our favorable resin supply contracts could have a material adverse effect on our financial condition, results of operation or cash flows.

We may not be able to protect our intellectual property against competitors, maintain its value or continue to develop innovative proprietary technology.

      Our success is partially dependent on our trade secrets, know-how, patents, trademarks and other proprietary information. We generally have a number of new patent applications pending at any given time relating to product enhancements and new product developments. We may not obtain patents on the basis of our applications, any patents that we hold may not provide us with adequate protection for the covered products, technology, or target markets and any patents or other rights that we hold may not be sufficient protection for our intellectual property in foreign countries. Additionally, our confidentiality agreements may not adequately protect our trade secrets, know-how or other proprietary information. Further, our activities may infringe on the patents, trademarks or proprietary rights of others and we may not be able to obtain licenses, on reasonable terms or otherwise, to technology that we may need to conduct or expand our business.

      Our continued success will depend to a large extent upon our ability to maintain a superior technological capability and to continue to identify, develop and commercialize innovative products for specialty applications to replace existing products, the margins of which tend to decline as a result of the entry of competitive products into existing specialized markets. We may not be able to accomplish this and technological developments by our competitors may place some of our products at a competitive disadvantage in the future.

The loss of a key customer could decrease our profitability.

      Approximately 62 percent of our sales in fiscal 2000 consisted of sales to ten converters, with one accounting for over 18 percent of sales. Substantially all of the converted products are resold by the converters to a relatively small number of large consumer products companies or end-users. Both converters and end-users participate in the selection of OPP films suppliers. As is customary in the industry, we generally have no long-term contracts with our customers, and substantially all of our relationships can be terminated on short notice. We believe that our relationships with these customers and end-users are good, but we may not beable to maintain these relationships or continue to supply our customers at current levels. Unless replaced, the loss of a significant converter or end-user of our OPP films products could materially adversely affect our results of operations and cash flows and ability to service our debt.

The seasonal fluctutation of our operating results or an unforeseen revenue shortfall may cause the market value of the exchange notes to fluctuate.

      The sales of some of our products have historically fluctuated due to stronger demand in some seasons than in others. For example, demand for our products in the snack food and soft drink markets are generally higher in the spring and summer. Our results have typically followed a similar seasonal pattern, with stronger operating performance in the second and third fiscal quarters. In addition, we plan our operating expenses, many of which are relatively fixed in the short term, on the basis that our revenues will continue to grow. A revenue shortfall, however, could arise from any number of factors including, but not limited to, lower than expected demand, price pressures, supply constraints, delays in the availability of new products, transit interruptions, overall economic conditions or natural disasters. Even a relatively small revenue shortfall may cause a period's results to fall below expectations. Such a failure to meet expectations may cause the market value of the exchange notes to decline.

Our business is subject to substantial health and environmental remediation and compliance costs and any costs that result from future liabilities or obligations may reduce the resources we can dedicate to attempting to successfully implement our business strategy.

      We are subject to extensive and changing federal, state and foreign laws and regulations establishing health and environmental quality standards, and may be subject to liability or penalties for violations of those standards. We are also subject to law and regulations governing remediation of contamination at facilities currently or formerly owned or operated by us or to which we have sent hazardous substances or wastes for treatment, recycling or disposal. We believe that we are currently in compliance, in all material respects, with all such laws and regulations. However, we may be subject to future liabilities or obligations as a result of new or more stringent interpretations of existing laws and regulations. In addition, we may have liabilities or obligations in the future if we discover any environmental contamination or liability at any of our facilities, or at facilities we may acquire. Any additional liability may reduce the resources we can dedicate to attempting to successfully implement our business strategy.

We may not be able to successfully integrate current and future acquisitions. This may interrupt our current business and impair our ability to grow.

      We continually explore opportunities to acquire related businesses, some of which could be material to us. As of the date of this prospectus, we have no agreements to acquire any businesses or assets, other than our agreement in connection with our recently completed acquisition of assets from QPF. Our ability to continue to grow may depend upon identifying and successfully acquiring attractive companies, effectively integrating such companies, achieving cost efficiencies and managing these businesses as part of our company.

      We may not be able to effectively integrate the acquired companies and successfully implement appropriate operational, financial and management systems and controls to achieve the benefits expected to result from these acquisitions. Our efforts to integrate these businesses could be affected by a number of factors beyond our control, such as regulatory developments, general economic conditions, increased competition and the loss of customers resulting from the acquisitions. In addition, the process of integrating these businesses could cause an interruption of, or loss of momentum in, the activities of our existing business and the loss of key personnel and customers. The diversion of management's attention and any delays or difficulties encountered in connection with the integration of these businesses could negatively impact our profitability and results of operations if any of the above adverse effects were to occur. Further, the benefits that we anticipate from these acquisitions may not develop.

Labor disruptions at our unionized and non-unionized facilities could increase our manufacturing costs, causing our profitability to decline.

      We employ approximately 1,000 full-time employees. Approximately 125 production and maintenance employees at our plant in Covington, Virginia are represented by the Paper Allied Industrial Chemical and Energy Workers International Union, Local 2-0884 under a collective bargaining agreement that expires in June, 2005. A labor-related work stoppage by these unionized employees could increase our manufacturing costs, causing our profitability to decline. In addition, it is possible that any labor union efforts to organize employees at our non-unionized facilities might be successful and that any labor-related work stoppages at these non-unionized facilities in the future could have the same negative results.

Our operations outside of the United States are subject to additional currency exchange, political, investment and other risks that may decrease profitability.

      We sell products in several countries outside the United States. Operations outside the United States include a manufacturing facility in Canada and sales offices in Asia, Europe and Canada. As a result, we are subject to risks associated with selling and operating in foreign countries. These risks include devaluations and fluctuations in currency exchange rates, unstable political conditions, imposition of limitations on conversion of foreign currencies into United States dollars and remittance of dividends and other payments by foreign subsidiaries. The imposition or increase of withholding and other taxes on remittances and other payments by foreign subsidiaries, and imposition or increase of investment and other restrictions by foreign governments could decrease profitability.

                                USE OF PROCEEDS

      There will be no cash proceeds payable to us from the issuance of exchange notes pursuant to the exchange offer. The net proceeds to us, after deducting fees and expenses, from the sale of the outstanding notes were approximately $261.1 million. Of those proceeds, $155.2 million was used to fund the redemption of and interest on our 11 1/2% senior notes due 2002, $9.0 million was used to fund a portion of the purchase price of the acquisition of the assets of QPF, $74.1 million was used to repay existing indebtedness and interest due under our current revolving line of credit, and $22.8 million is being used for general corporate purposes, including the payment in full of the approximately $6.7 million QPF inventory note on July 30, 2001.

      As of October 1, 2001, we had $12.4 million of indebtedness outstanding under our bank credit facility representing letters of credit, approximately $6.2 million of which were standby letters of credit securing the industrial revenue bonds and the remaining amount which represented letters of credit not yet drawn upon. Pursuant to the terms of this facility, upon the closing of the offering of the outstanding notes and the application of the net proceeds, the commitments under our bank credit facility were reduced from $96.0 million to $80.0 million. As a result, subject to borrowing base requirements, we have $67.6 million of availability under our bank credit facility, after taking into account outstanding letters of credit. The amounts repaid under our bank credit facility may be immediately re-borrowed up to the amount of our new commitment, subject to borrowing base requirements. Our bank credit facility has a maturity of January 29, 2003. We currently intend to refinance our bank credit facility prior to its maturity. As of October 1, 2001, our bank credit facility bore interest at a rate between 7.5 percent and 9 percent per year. The amounts under our 11 1/2% senior notes and our bank credit facility were borrowed primarily to fund capital expenditures, acquisitions and working capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

      We have invested the net proceeds to be used for general corporate purposes in short-term, interest bearing securities until the funds are needed.

                               THE EXCHANGE OFFER

General

      In connection with the sale of the outstanding notes, the purchasers thereof became entitled to the benefits of certain registration rights. Pursuant to the registration rights agreement executed as part of the offering, we agreed to (i) file within 30 days, and cause to become effective within 120 days of the date of the original issue of the outstanding notes, the registration statement of which this prospectus is a part with respect to the exchange of the outstanding notes for the exchange notes to be issued in the exchange offer and (ii) cause the exchange offer to be consummated within 150 days of the original issue of the outstanding notes. The exchange notes have terms identical in all material respects to the terms of the outstanding notes. However, in the event that any changes in law or applicable interpretation of the staff of the SEC do not permit us to effect the exchange offer, or if for any other reason the exchange offer is not consummated within 150 days following the date of the original issue of the outstanding notes, or if any holder of the outstanding notes other than the initial purchasers in the original offering is not eligible to participate in the exchange offer, or upon the request of any initial purchaser under certain circumstances, we have agreed to use our best efforts to cause to become effective by the 150th day after the original issue of the outstanding notes, a shelf registration statement with respect to the resale of the outstanding notes and to keep the shelf registration statement effective until two years after the effective date thereof (or until one year after such effective date if such shelf registration statement is filed at the request of the initial purchasers under certain circumstances). We also had agreed that in the event that either (i) the registration statement is not filed with the SEC on or prior to the 30th calendar day following the date of the original issue of the outstanding notes or (ii) the registration statement is not declared effective on or prior to the 120th calendar day following the date of the original issue of the outstanding notes or (iii) the exchange offer is not consummated or a shelf registration statement is not declared effective on or prior to the 150th calendar day following the original issue of the outstanding notes, the interest rate borne by the old notes shall be increased by 0.5% per annum after such 30-day period in the case of clause (i) above, after such 120-day period in the case of clause (ii) above or after such 150-day period in the case of clause (iii) above. The aggregate amount of such increase from the original interest rate pursuant to those provisions will in no event exceed 0.5% per annum. Upon (x) the filing of the registration statement after the 30-day period in clause (i) above, (y) the effectiveness of the registration statement after the 120-day period in clause (ii) above or (z) the consummation of the exchange offer or the effectiveness of a shelf registration statement, as the case may be, after the 150-day period outlined in clause (iii) above, the interest rate borne by the outstanding notes from the date of such filing or effectiveness or the day before the date of consummation, as the case may be, will be reduced to the original interest rate if we are otherwise in compliance with such requirements.

      In the event the exchange offer is consummated, we will not be required to file a shelf registration statement relating to any outstanding notes other than those held by persons not eligible to participate in the exchange offer, and the interest rate on such outstanding notes will remain at its initial level of 10 3/4%. The exchange offer shall be deemed to have been consummated upon the earlier to occur of (i) our having issued exchange notes for all outstanding notes (other than outstanding notes held by persons not eligible to participate in the exchange offer) pursuant to the exchange offer and (ii) our having exchanged, pursuant to the exchange offer, exchange notes for all outstanding notes that have been tendered and not withdrawn on the expiration date. Upon consummation of the exchange offer, holders of outstanding notes seeking liquidity in their investment would have to rely on exemptions to registration requirements under the securities laws, including the Securities Act. See "Risk Factors--Your failure to exchange your notes in the exchange offer will restrict your ability to resell them."

      Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all outstanding notes validly tendered prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offer. Holders may tender some or all of their outstanding notes pursuant to the exchange offer in denominations of $1,000 and integral multiples thereof.

      Based on no-action letters issued by the staff of the SEC to third parties, we believe that the exchange notes issued pursuant to the exchange offer in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by any holder thereof (other than (i) a broker-dealer who purchased such outstanding notes directly from us to resell or (ii) a person that is an "affiliate" of ours within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that the holder is acquiring the exchange notes in its ordinary course of business, is not one of our affiliates and is not participating, and has no arrangements or understanding with any person to participate, in the distribution of the exchange notes, as such terms are interpreted by the SEC. Holders of outstanding notes wishing to accept the exchange offer must represent to us that such conditions have been met. If our belief is inaccurate, holders who transfer exchange notes in violation of the prospectus delivery provisions of the Securities Act and without an exemption from registration may bear liability under the Securities Act. We do not assume or indemnify holders against such liability.

      Each broker-dealer that receives exchange notes in exchange for outstanding notes held for its own account, as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by such broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus and any amendment or supplement to this prospectus available to any such broker-dealer for use in connection with any such resale. See "Plan of Distribution."

      As of the date of this prospectus, $275 million aggregate principal amount of the outstanding notes is outstanding. In connection with the issuance of the outstanding notes, we arranged for the outstanding notes initially purchased by Qualified Institutional Buyers to be issued and transferable in book-entry form through the facilities of DTC, acting as depositary. The exchange notes will also be issuable and transferable in book-entry form through DTC.

      This prospectus, together with the accompanying letter of transmittal, is being sent to all registered holders of the outstanding notes as of the close of business on October 10, 2001, which is the record date for purposes of the exchange offer. We fixed the record date accordingly solely for reasons of administration.

      We shall be deemed to have accepted validly tendered outstanding notes when, as and if we have given oral or written notice thereof to the exchange agent. See "--Exchange Agent." The exchange agent will act as agent for the tendering holders of outstanding notes for the purpose of receiving exchange notes from us and delivering exchange notes to such holders.

      If any tendered outstanding notes are not accepted for any exchange because of an invalid tender or the occurrence of certain other events set forth herein, certificates for any such unaccepted outstanding notes will be returned, without expenses, to the tendering holder thereof as promptly as practicable after the expiration date.

      Holders of outstanding notes who tender in the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes pursuant to the exchange offer. We will pay all charges and expenses, other than certain applicable taxes in connection with the exchange offer. See "--Fees and Expenses."

      The holders of outstanding notes do not have any appraisal or dissenters' rights under the General Corporation Law of Delaware or the Indenture.

Expiration Dates, Extensions, and Amendments

      The term "expiration date" shall mean November 14, 2001 unless we, in our sole discretion, extend the exchange offer, in which case the term "expiration date" shall mean the latest date to which the exchange offer is extended.

      In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and will mail to the record holders of outstanding notes an announcement thereof, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Such announcement may state that we are extending the exchange offer for a specified period of time.

      We reserve the right (i) to delay acceptance of any outstanding notes, to extend the exchange offer or to terminate the exchange offer and to refuse to accept outstanding notes not previously accepted, if any of the conditions set forth herein under "--Termination" shall have occurred and shall not have been waived by us (if permitted to be waived by us), by giving oral or written notice of such delay, extension or termination to the exchange agent, and (ii) to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the outstanding notes. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the record holders of the outstanding notes of such amendment and, if necessary, the expiration date will be extended.

      Without limiting the manner by which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by making a timely release to the Dow Jones News Service.

Interest on the Exchange Notes

      The exchange notes will bear interest from June 19, 2001, payable semiannually on January 1 and July 1 of each year commencing on January 1, 2002, at the rate of 10 3/4% per annum. Holders of outstanding notes whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive any payment in respect of interest on the outstanding notes accrued from June 19, 2001 until the date of the issuance of the exchange notes. Consequently, holders who exchange their outstanding notes for exchange notes will receive the same interest payment on January 1, 2002 (the first interest payment date with respect to the outstanding notes and the exchange notes) that they would have received had they not accepted the exchange offer.

Procedure for Tendering

      To tender in the exchange offer, a holder must complete, sign and date the letter of transmittal, or a facsimile thereof, have the signature thereon guaranteed if required by the letter of transmittal and mail or otherwise deliver such letter of transmittal or such facsimile, together with the outstanding notes (unless such tender is being effected pursuant to the procedure for book-entry transfer described below) and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

      Any financial institution that is a participant in DTC's Book-Entry Transfer Facility system may make book-entry delivery of the outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account in accordance with DTC's procedure for such transfer. Although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal (or facsimile thereof), with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received or confirmed by the exchange agent at its addresses set forth herein under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. DELIVERY OF DOCUMENTS TO DTC IN ACCORDANCE WITH ITS PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

      The tender by a holder of outstanding notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

      Delivery of all documents must be made to the exchange agent at its address set forth herein. Holders may also request that their respective brokers, dealers, commercial banks, trust companies, or nominees effect such tender for such holders.

      The method of delivery of outstanding notes and the letters of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery. No letter of transmittal or outstanding notes should be sent to us.

      Only a holder of outstanding notes may tender such outstanding notes in the exchange offer. The term "holder" with respect to the exchange offer means any person in whose name outstanding notes are registered on the books of the company or any other person who has obtained a properly completed bond power from the registered holder, or any person whose outstanding notes are held of record by DTC who desires to deliver such outstanding notes by book-entry transfer at DTC.

      Any beneficial holder whose outstanding notes are registered in the name of his broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact such registered holder promptly and instruct such registered holder to tender on his behalf. If such beneficial holder wishes to tender on his own behalf, such beneficial holder must, prior to completing and executing the letter of transmittal and delivering his outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in such holder's name or obtain a properly completed bond power from the registered holder. The transfer of record ownership may take considerable time.

      Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Exchange Act (an "Eligible Institution") unless the outstanding notes tendered pursuant thereto are tendered (i) by a registered holder who has not completed the box entitled "Special Insurance Instructions" or "Special Delivery Instructions" on the letter of transmittal or (ii) for the account of an Eligible Institution.

      If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed therein, such outstanding notes must be endorsed or accompanied by appropriate bond powers, which authorize such person to tender the outstanding notes on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on the outstanding notes, and also must be accompanied by opinions of counsel, certifications and other information required by us. Signatures on the outstanding notes or bond powers must be guaranteed by an Eligible Institution.

      If the letter of transmittal or any outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

      All the questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of the tendered outstanding notes will be determined by us in our sole discretion, which determinations will be final and binding. We reserve the absolute right to reject any and all outstanding notes not validly tendered or any outstanding notes our acceptance of which would, in the opinion of counsel for us, be unlawful. We also reserve the absolute right to waive any irregularities or conditions of tender as to particular outstanding notes. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of outstanding notes must be cured within such time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of outstanding notes nor shall any of them incur any liability for failure to give such notification. Tenders of outstanding notes will not be deemed to have been made until such irregularities have been cured or waived. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holder of such outstanding notes unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

      In addition, we reserve the right in our sole discretion to (a) purchase or make offers for any outstanding notes that remain outstanding subsequent to the expiration date, or, as set forth under "--Termination," to terminate the exchange offer and (b) to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers may differ from the terms of the exchange offer and will be subject to our ability to obtain a waiver of certain covenants in our bank credit facility.

      By tendering, each holder of outstanding notes will represent to us that among other things, the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person is the holder, that neither the holder nor any other person intends to distribute or has an arrangement or understanding with any person to participate in the distribution of the exchange notes and that neither the holder nor any such other person in an "affiliate" of our company within the meaning of Rule 405 under the Securities Act.

Guaranteed Delivery Procedure

      Holders who wish to tender their outstanding notes and (i) whose outstanding notes are not immediately available, or (ii) who cannot deliver their outstanding notes, the letter of transmittal, or any other required documents to the exchange agent prior to the expiration date, or if such holder cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

          (a) The tender is made through an Eligible Institution;

          (b) prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed Notice of Guaranteed Delivery (by facsimile transmission, mail or hand delivery) setting forth the name and address of the holder of the outstanding notes, the certificate number or numbers of such outstanding notes and the principal amount of outstanding notes tendered, stating that the tender is being made thereby, and guaranteeing that, within five business days after the expiration date, the letter of transmittal (or facsimile thereof), together with the certificate(s) representing the outstanding notes to be tendered in proper form for transfer and any other documents required by the letter of transmittal, will be deposited by the Eligible Institution with the exchange agent; and

          (c) Such properly completed and executed letter of transmittal (or facsimile thereof), together with the certificate(s) representing all tendered outstanding notes in proper form for transfer (or confirmation of a book-entry transfer into the exchange agent's account at DTC of outstanding notes delivered electronically, and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

Withdrawal of Tenders

      Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

      To withdraw a tender of outstanding notes in the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date and prior to acceptance for exchange thereof by the company. Any such notice of withdrawal must (i) specify the name of the person having deposited the outstanding notes to be withdrawn (the "Depositor"), (ii) identify the outstanding notes to be withdrawn (including the certificate number or numbers and principal amount of such outstanding notes or, in the case of outstanding notes transferred by book-entry transfer, the name and number of the account at DTC to be credited), (iii) be signed by the Depositor in the same manner as the original signature on the letter of transmittal, including any required signature guarantees or be accompanied by documents of transfers sufficient to permit the Trustee with respect to the outstanding notes to register the transfer of such outstanding notes into the name of the Depositor withdrawing the tender and (iv) specify the name in which any such outstanding notes are to be registered, if different from that of the Depositor. All questions as to the validity, form and eligibility (including time of receipt) for such withdrawal notices will be determined by us, and our determination shall be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for purposes of the exchange offer and no exchange notes will by issued with respect thereto unless the outstanding notes so withdrawn are validly tendered. Any outstanding notes which have been tendered but which are not accepted for exchange will be returned to the holder thereof without cost to such holder as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be tendered by following one of the procedures described above under "--Procedure for Tendering" at any time prior to the expiration date.

Termination

      Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or issue exchange notes for, any outstanding notes not previously accepted for exchange, and may terminate or amend the exchange offer as provided herein before the acceptance of such outstanding notes if any law, statute, rule or regulation is proposed, adopted or enacted, or any existing law, statute, rule or regulation is interpreted by the staff of the SEC in a manner, which, in our judgment, might materially impair our ability to proceed with the exchange offer.

      If we determine that we may terminate the exchange offer, as set forth above, we may (i) refuse to accept any outstanding notes and return any outstanding notes that have been tendered to the holders thereof,

(ii) extend the exchange offer and retain all outstanding notes that have been tendered prior to the expiration of the exchange offer, subject to the rights of such holders of tendered outstanding notes to withdraw their tendered outstanding notes, or (iii) waive such termination event with respect to the exchange offer and accept all properly tendered outstanding notes that have not been withdrawn. If such waiver constitutes a material change in the exchange offer, we will disclose such change by means of a supplement to this prospectus that will be distributed to each registered holder of outstanding notes and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered holders of the outstanding notes, if the exchange offer would otherwise expire during such period.

Exchange Agent

      Wells Fargo Bank Minnesota, National Association, the Trustee under the indenture governing the notes (the "Indenture"), has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

      By Mail or Hand Delivery:Wells Fargo Bank Minnesota, National Association
                           Corporate Trust Services
                           213 Court Street, Suite 902
                           Middletown, Connecticut 06457

      Facsimile Transmission:(860) 704-6219

      Confirm by Telephone:(860) 704-6216

Fees and Expenses

      The expense of soliciting tenders pursuant to the exchange offer will be borne by us. The principal solicitation for tenders pursuant to the exchange offer is being made by mail. Additional solicitations may be made by officers and regular employees of ours and our affiliates in person, by facsimile or telephone.

      We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent's reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus, letters of transmittal and related documents to the beneficial owners of the outstanding notes and in handling or forwarding tenders for exchange.

      The expenses to be incurred in connection with the exchange offer, including fees and expenses of the exchange agent and trustee and accounting and legal fees, will be paid by us.

      We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes pursuant to the exchange offer. If, however, certificates representing exchange notes or outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any other person other than the registered holder of the outstanding notes tendered, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes pursuant to the exchange offer, then the amount of any such transfer taxes (whether imposed on the registered holder or any other person) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to such tendering holder.

                                 CAPITALIZATION

      The following table sets forth our capitalization in thousands of dollars as of June 30, 2001.

      Our capitalization reflects the issuance of an inventory note to QPF, in the amount of approximately $6.7 million for the QPF inventory we acquired. This note was repaid on July 30, 2001. The table should be read in conjunction with our financial statements and related notes included elsewhere in this prospectus.

Cash.................................................................. $ 27,863
                                                                       --------
Long-term debt, including current maturities:
  Inventory note......................................................    6,744
  Bank credit facility(a) ............................................      --
  Industrial revenue bonds............................................    6,500
  10 3/4% senior notes due 2011.......................................  270,859
                                                                       --------
  Total long-term debt................................................  284,103
Stockholders' equity:
  Common stock, $.01 par value: authorized, 30,000 shares;
   issued, 12,780 shares at June 30, 2001.............................      128
  Additional paid-in capital..........................................  101,468
  Retained earnings...................................................       35
  Cumulative translation adjustment...................................   (2,664)
                                                                       --------
                                                                         98,967
  Treasury stock, at cost.............................................   (2,582)
                                                                       --------
  Total stockholders' equity..........................................   96,385
                                                                       --------
  Total capitalization................................................ $408,351
                                                                       ========

--------
  (a) At June 30, 2001, we had $67.6 million of availability under our bank credit facility, subject to borrowing base requirements, after taking into account outstanding letters of credit. At June 30, 2001, we had $12.4 million outstanding under our bank credit facility representing letters of credit, approximately $6.2 million of which were standby letters of credit securing the industrial revenue bonds and the remaining amount which represented letters of credit not yet drawn upon.

                         SELECTED FINANCIAL INFORMATION
                 (dollars in thousands, except per share data)

      The following table sets forth our historical financial information. The statement of operations data and balance sheet data for each of the fiscal years in the five-year period ended September 30, 2000 have been derived from our audited financial statements. The statement of operations data and balance sheet data for the nine-month periods ended June 30, 2000 and 2001 have been derived from our unaudited financial statements, which financial information in our opinion reflects all adjustments consisting only of normal recurring adjustments that we consider necessary for a fair presentation of results for such periods. The results for the nine-month period ended June 30, 2001 are not necessarily indicative of the results to be expected for the entire year. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our financial statements and related notes and other financial information included elsewhere in this prospectus. The acquisition of the assets of QPF will have a material impact on our financial position and our results of operations.

                                                                          Nine Months Ended
                                    Year Ended September 30,                  June 30,
                          ----------------------------------------------  -----------------
                            1996     1997     1998      1999      2000      2000     2001
                          -------- -------- --------  --------  --------  -------- --------
Statement of Operations
 Data(a):
Sales...................  $234,490 $262,271 $245,334  $237,042  $268,375  $202,596 $208,127
Cost of sales...........   181,899  205,037  195,174   188,601   215,256   156,631  164,346
                          -------- -------- --------  --------  --------  -------- --------
Gross profit............    52,591   57,234   50,160    48,441    53,119    45,965   43,781
Operating expenses:
 Selling, general and
  administrative........    20,144   23,819   23,754    26,550    27,152    20,492   21,142
 Restructuring and
  impairment
  charges(b)............       --     4,500   21,506       --        --        --       --
 Research and
  development...........     7,414    8,221    7,326     7,123     6,759     5,173    4,758
 Share incentive
  plan(c)...............       --       --       --        --        --        --       861
 Start-up costs(d)......       --       --     1,539       --        --        --       --
 QPF acquisition costs..       --       --       --        --        --        --     2,548
                          -------- -------- --------  --------  --------  -------- --------
Operating profit
 (loss).................    25,033   20,694   (3,965)   14,768    19,208    20,300   14,472
Non-operating expenses:
 Interest expense, net..    13,927   16,868   15,868    18,909    21,096    15,641   17,672
 Acquisitions costs and
  other(e)..............       --     1,500      250     3,641       --        --       --
                          -------- -------- --------  --------  --------  -------- --------
Income (loss) before
 income taxes and change
 in accounting or
 extraordinary item.....    11,106    2,326  (20,083)   (7,782)   (1,888)    4,659   (3,200)
Income tax expense
 (benefit)..............     4,442      930   (8,033)   (3,113)     (679)    1,677   (1,152)
                          -------- -------- --------  --------  --------  -------- --------
Income (loss) before
 change in accounting or
 extraordinary item.....     6,664    1,396  (12,050)   (4,669)   (1,209)    2,982   (2,048)
Change in
 accounting(d)..........       --       --      (852)      --        --        --       --
Extraordinary item......       --       --       --        --        --        --    (1,977)
                          -------- -------- --------  --------  --------  -------- --------
Net income (loss).......  $  6,664 $  1,396 $(12,902) $ (4,669) $ (1,209) $  2,982 $ (4,025)
                          ======== ======== ========  ========  ========  ======== ========
Earnings (loss) per
 common share:
Basic:
 Before change in
  accounting or
  extraordinary item....  $    .66 $    .14 $  (1.11) $   (.41) $   (.10) $    .26 $   (.17)
 Change in accounting or
  extraordinary item....       --       --      (.07)      --        --        --      (.16)
                          -------- -------- --------  --------  --------  -------- --------
 Net income (loss)......  $    .66 $    .14 $  (1.18) $   (.41) $   (.10) $    .26 $   (.33)
                          ======== ======== ========  ========  ========  ======== ========
Diluted:
 Before change in
  accounting or
  extraordinary item....  $    .63 $    .13  $ (1.11) $   (.41) $   (.10) $    .25 $   (.17)
 Change in accounting or
  extraordinary item....       --       --      (.07)      --        --        --      (.16)
                          -------- -------- --------  --------  --------  -------- --------
 Net income (loss)......  $    .63 $    .13 $  (1.18) $   (.41) $   (.10) $    .25 $   (.33)
                          ======== ======== ========  ========  ========  ======== ========
Balance Sheet Data:
Working capital(f)......  $ 35,911 $ 33,600 $ 33,471  $ 27,918  $ 43,419  $ 51,888 $ 71,332
Total assets............   331,704  376,493  370,726   375,050   389,250   390,772  446,990
Current portion of long-
 term debt..............       --     4,000      --        --        --        --       --
Long-term debt, less
 current portion........   165,500  196,500  185,500   182,500   209,500   207,500  277,359
Stockholders' equity....   108,335  112,183  100,437    99,041    99,913   104,182   96,385
Other Financial Data:
Depreciation and
 amortization expense...  $ 13,991 $ 17,248 $ 17,773  $ 19,484  $ 21,025  $ 15,728 $ 17,010
Capital expenditures....    51,573   54,963   45,496    36,097    22,096    14,263   16,146
Ratio of earnings to
 fixed charges(g).......      1.3x     1.2x      .9x       .6x       .9x      1.7x     1.5x

                                                   (footnotes on following page)

--------
(a)  Selected financial data from recent quarterly results (unaudited):

                                                                                       Earnings    Earnings
                                                                                Net      (Loss)     (Loss)
                                Net     Gross     Gross   Operating Operating Income   Per Share- Per Share-
     Quarter Ended             Sales  Profit(*) Margin(*) Profit(*) Margin(*) (Loss)     Basic     Diluted
     -------------            ------- --------- --------- --------- --------- -------  ---------- ----------
     September 30, 2000...... $65,779  $ 9,554    14.5%    $1,308      2.0%   $(4,191)   $(.35)     $(.35)
     December 31, 2000.......  62,724   11,378    18.1      2,543      4.1     (2,695)    (.23)      (.23)
     March 31, 2001..........  72,989   15,097    20.7      6,454      8.8        633      .05        .05
     June 30, 2001...........  72,414   17,306    23.9      8,884     12.3     (1,963)    (.16)      (.15)

    --------
     (*) Excludes $2,400 of costs associated with a temporary shutdown of manufacturing plants in September 2000; excludes $861 of non-cash charges related to the share incentive plan for non-executive employees in December 2001; excludes $2,548 of QPF transaction costs in June 2001.

(b) In fiscal 1998, we recorded a restructuring and impairment charge of $21,506. We began implementing a shutdown of some older and less efficient assets in our Covington, Virginia facility and made certain other organizational changes, including a nearly 15 percent reduction in total headcount. In connection with the shutdown, we recorded a charge of $18,580 or $11,148 after taxes. We also wrote down the value of certain other assets in our Covington, Virginia facility, whose carrying values had been impaired by an aggregate of $2,926. In fiscal 1997, we recorded charges of $4,500 primarily related to personnel reductions and the discontinuation of certain product lines. This restructuring program included the separation of approximately 50 hourly employees comprised of production line operators, maintenance employees and other plant personnel at one facility, and approximately 20 hourly personnel related to the closure of certain manufacturing assets of another facility, as well as costs related to other salaried personnel changes.
(c) In the first quarter of fiscal 2001, we recorded a non-cash charge of $861 for shares issued to non-executive employees as part of an incentive and retention program. Under this program, we issued approximately 600,000 shares of stock to our top 125 non-executive managers in exchange for 1,200,000 of their vested and unvested stock options. These new shares were granted in lieu of annual incentive bonuses for these managers for fiscal 2000 and 2001.
(d) In fiscal 1998, we elected early adoption of the Accounting Standards Executive Committee Statement of Position 98-5, "Reporting on the Costs of Start-up Activities." The effect of this change in accounting was the recognition of $1,539 of expenses related to net start-up costs incurred during fiscal 1998, and a one-time charge of $852, net of related income tax benefits of $568, resulting from costs incurred in prior periods.
(e) In fiscal 1999, we terminated acquisition discussions with two of the largest European-based worldwide OPP films producers. We were unable to reach a mutually agreeable price at which we would acquire either of these businesses, given the deterioration in the European OPP films market caused by the major industry-wide overcapacity in that region. Costs associated with both of these acquisition projects and related due diligence efforts were $3,641, and were recorded as non-operating expenses. In fiscal 1998, we recorded a charge of $250 related to the write-off of various assets associated with a divested business. In fiscal 1997, we recorded a one-time charge of $1,500, representing costs incurred in connection with acquisition due diligence and negotiations which were terminated during the year.
(f) Working capital is defined as current assets less current liabilities excluding short-term debt with third parties.
(g) For purposes of computing this ratio, earnings consist of earnings before extraordinary items, income taxes and fixed charges. Fixed charges consist of interest expense, capitalized interest and deferred debt issuance costs. Earnings were insufficient to cover fixed charges by approximately $2,328, $9,617 and $2,912 for the fiscal years ended September 30, 1998, 1999, and 2000.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations is qualified in its entirety by, and should be read in conjunction with, consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors including, but not limited to, those discussed in "Risk Factors," "Business" and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement. All dollar amounts are in thousands.

Introduction

      We derive our revenues, earnings and cash flows primarily from the sale of highly specialized oriented polypropylene films, referred to as OPP films, used in consumer product labeling, flexible packaging and overwrap applications. We have a leading position in substantially all of the major high-end OPP films end-use product categories in North America. We offer one of the most extensive product lines in the OPP films industry ranging from high-margin, specialized label and high barrier films to basic heat sealable lower barrier films.

Results of Operations

      The following table sets forth, for the periods indicated, the percentages of our sales represented by various income and expense items in our income statements:

                                                   Three
                                                  Months
                              Years Ended       Ended June      Nine Months
                             September 30,          30,       Ended June 30,
                           -------------------  ------------  -----------------
                           1998   1999   2000   2001   2000   2001   2000
                           -----  -----  -----  -----  -----  -----  -----
Sales....................  100.0% 100.0% 100.0% 100.0% 100.0% 100.0% 100.0%
Cost of sales............   79.6   79.6   80.2   76.1   80.6   79.0   77.3
Gross profit.............   20.4   20.4   19.8   23.9   19.4   21.0   22.7
Selling, general and
 administrative..........    9.7   11.2   10.1    9.6    9.5   10.2   10.1
Research and
 development.............    3.0    3.0    2.5    2.1    2.4    2.3    2.6
Operating profit (loss)..   (1.6)   6.2    7.2   12.3    7.5    8.6   10.0
Interest expense, net....    6.5    8.0    7.9    8.7    7.4    8.5    7.7
Net income (loss)........   (5.3)  (2.0)  (0.5)   2.3    0.0   (0.2)   1.5

The Quarter and Nine Months Ended June 30, 2001 Compared with the Quarter and Nine Months Ended June 30, 2000

      We reported sales for the third quarter of $72,414 compared with $73,700 in the same quarter of 2000, a decrease of $1,286, as we shifted sales away from lower-value films and began to transition production capacity to fulfill sales to QPF customers. Sales for the first nine months of 2001 increased 2.7 percent to $208,127 in comparison to $202,596 for the first nine months of 2000 primarily due to higher average selling prices as a result of improved sales mix and slightly higher price levels. Sales outside the United States were 16.4 percent and 18.8 percent of sales for the nine months ended June 30, 2001 and 2000, respectively, and generated operating profit of 2.9 percent and 6.8 percent of total operating profit in those same periods.

      Gross profit in the third quarter of fiscal 2001 was $17,306, or 23.9 percent of sales, compared with 19.4 percent of sales in the third quarter of fiscal 2000, due to lower raw material costs, as well as continued improvements in sales mix and manufacturing efficiencies. This quarter continues a trend of improving earnings.

                                               Gross  Gross  Operating Operating
     Quarter Ended                            Profit  Margin  Profit    Margin
     -------------                            ------- ------ --------- ---------
     September 30, 2000(*)................... $ 9,554  14.5%  $1,308      2.0%
     December 31, 2000.......................  11,378  18.1    2,453      4.1
     March 31, 2001(**)......................  15,097  20.7    6,454      8.8
     June 30, 2001(***)......................  17,306  23.9    8,884     12.3

    --------
      (*) Excludes $2,400 of costs associated with a temporary shutdown of certain manufacturing plants in September 2000.
     (**) Excludes $861 of non-cash charges related to the share incentive plan for non-executive employees in December 2000.
    (***)  Excludes $2,548 of QPF transaction costs in June 2001.

      For the nine months ended June 30, 2001, gross profit was $43,781, or
21.0 percent of sales, compared with $45,965, or 22.7 percent of sales, in the same period of fiscal 2000. The decline in gross profit in fiscal 2001 was due to the spike in raw material costs experienced late in fiscal 2000 and which carried over into early fiscal 2001 resulting in higher-cost material purchases and inventory values for products sold in fiscal 2001. Most of these cost increases were not passed on to customers in the form of price increases due to the excess capacity that existed in the OPP films industry. Capacity utilization is expected to continue to strengthen and reach levels in the next twelve months to support significant increases in profitability throughout the industry.

      Raw material costs were declining and are expected to have declined further by the end of fiscal 2001. Margin expansion is expected to continue due to the further declines predicted for resin costs, ongoing improvement in sales mix, and further tightening of industry capacity utilization driven by continuing demand growth for OPP films.

      Total operating expenses of $8,422 for the third fiscal quarter of 2001, which exclude $2,548 of QPF acquisition costs, were reduced slightly from $8,808 in the same quarter of fiscal 2000. For the nine months ended June 30, 2001, operating expenses increased slightly to $26,761, excluding the aforementioned QPF acquisition costs, as compared to $25,665 for the nine months ended June 30, 2000 due primarily to the non-cash charge recorded in the first quarter of fiscal 2001 related to the share incentive plan for non-executive employees.

      Net interest expense for the third quarter of fiscal 2001 of $6,315 was $854 higher than interest expense in the third quarter of fiscal 2000 due primarily to higher interest on the outstanding notes.

      Income tax as a percent of income before income taxes was 36 percent for the three and nine months ended June 30, 2001 and June 30, 2000.

Fiscal 2000 Compared with Fiscal 1999

      Sales for fiscal 2000 of $268,375 were $31,333, or 13.2 percent higher than fiscal 1999 sales of $237,042 due to a 12.0 percent increase in OPP films sales volume combined with higher average selling prices. Fiscal 2000 represents the first year since 1995 where average selling prices increased, as the industry began passing on a portion of higher raw material costs and industry overcapacity continued to ease. Average annual OPP films industry demand growth of approximately 6.0 percent continued to absorb excess industry capacity. Sales outside the United States, primarily in Canada, comprised 18.3 percent of total fiscal 2000 sales compared to 18.7 percent of total 1999 sales and operating profit for sales outside the United States was 4.6 percent of total operating profit compared to 19.4 percent in 1999.

      Excluding temporary plant shutdown costs, gross profit for 2000 was $55,519, an increase of $4,173 or, 8.1 percent, from the fiscal 1999 level of $51,346, while gross margin declined from 21.7 percent of sales to 20.7 percent of sales due to significantly higher raw material costs. The cost of polypropylene resin, our primary raw material, rose unexpectedly as a result of the dramatic increase in the price of crude oil. Polypropylene resin prices increased over 30 percent in the twelve months ended September 30, 2000 and 70 percent in the eighteen months ended September 30, 2000, and only a small portion of these resin cost increases were successfully passed on to our customers in the form of price increases, due to the excess capacity that still existed in the OPP films industry. We held firm on a recent price increase, losing some sales volume. Therefore, we shut down all OPP films operations for one week in September, resulting in $2,400 of unabsorbed fixed costs incurred in the quarter.

      Research and development expense decreased by $364 to $6,759, or 2.5 percent of sales, in fiscal 2000, due primarily to differences in timing of research and development spending between fiscal 1999 and fiscal 2000. The continued development and commercialization of high-end films is core to our strategy, and we intend to continue investing approximately 2.5 to 3.0 percent of sales in research and development.

      Selling, general and administrative expenses of $27,152 in fiscal 2000 represented 10.1 percent of sales compared with $26,550, or 11.2 percent of sales, in fiscal 1999, as we held operating expenses to relatively constant levels despite significant increases in volume manufactured and sold during the year. This resulted in a 30.1 percent increase in operating profit from fiscal 1999 to fiscal 2000.

      Net interest expense increased $2,187 to $21,096 in fiscal 2000, from $18,909 in fiscal 1999, due to a higher average debt balance and higher interest rates on our bank credit facility in fiscal 2000.

      Income tax as a percentage of before tax income was 36 percent for 2000 and 40 percent for fiscal 1999. The lower percentage reflects the benefit of tax planning and is expected to remain at this level for at least the next two years.

Fiscal 1999 Compared with Fiscal 1998

      Sales for fiscal 1999 of $237,042 were $8,292, or 3.4 percent lower than fiscal 1998 sales of $245,334, due to the divestiture of certain non-core businesses in the third quarter of 1998. Adjusted for these divestitures, sales increased in fiscal 1999 by $7,924, or 3.5 percent, as compared with fiscal 1998, as a result of OPP films unit volume growth of 15 percent, offset in part by significantly lower average selling prices compared with fiscal 1998 due to industry overcapacity. Demand for OPP films continued to grow, but industry overcapacity continued to exist in the marketplace. Sales outside the United States, primarily in Canada, comprised 18.7 percent of total fiscal 1999 sales, compared to 18.2 percent of total fiscal 1998 sales, and operating profit for sales outside the United States was 19.4 percent of total operating profit compared to 14.5 percent in fiscal 1998.

      Gross profit for fiscal 1999 was $51,346, or 21.7 percent of sales, exclusive of $2,905 in plant shutdown costs. Gross profit increased $4,322, or
9.2 percent, from the fiscal 1998 level of $47,024, or 20.5 percent of sales, adjusted for the aforementioned divestitures. Despite a dramatic decline in selling prices due to industry overcapacity, gross margin increased due to extensive productivity improvement programs and continuing improvement in sales mix brought about by the effectiveness of the research and development and sales efforts.

      Selling, general and administrative expenses increased to $26,550 for fiscal 1999 from $23,754 in fiscal 1998, an increase of $2,796, reflecting our investment in expanded sales reach and the infrastructure necessary to handle over 60 percent more capacity.

      During the first fiscal quarter of 1999, we terminated acquisition discussions with two of the largest European-based worldwide OPP films producers. We were unable to reach a mutually agreeable price at which we would acquire either of these businesses, given the deterioration in the European OPP films market caused by the major industry-wide overcapacity in that region. Costs associated with both of these acquisition projects and related due diligence efforts were $3,462, or $2,077 after taxes, and were recorded as non-operating expenses.

      In the fourth quarter of 1998, we announced a restructuring of our Covington, Virginia manufacturing operation, including the shutdown of two older, less efficient production lines and the elimination of approximately 200 full-time manufacturing and plant administrative positions, 160 of which were hourly and the remainder of which were salaried. We recorded an $18,580 charge in the fourth quarter of 1998 for this restructuring, comprised of approximately $12,090 for costs associated with operating leases related to idled equipment, $4,100 of severance-related costs and $2,390 in other charges, primarily related to idling the equipment. Implementation of this plan targeted eliminating a total of 200 positions and the shutdown of the production lines. During fiscal 1999, we paid out $900 on leases related to idled equipment, $4,098 in severance-related costs and $2,223 in other restructuring costs, resulting in an accrued restructuring balance of $11,359 at September 30, 1999. Of this balance, $11,190 represents lease costs, the majority of which are classified as long-term liabilities. All aspects of the plan were completed early in fiscal 2000 with the majority of the remaining reserve comprised of future lease obligations.

      Net interest expense increased $3,041 to $18,909 in fiscal 1999, from $15,868 in fiscal 1998, primarily as a result of interest capitalized in 1998 associated with a capacity expansion project which was completed in March 1998.

      Income tax as a percentage of before tax income or loss was approximately 40% for both fiscal 1999 and fiscal 1998.

Liquidity and Capital Resources

      We maintain a credit agreement with a group of lenders whereby we have a $80,000 revolving credit facility with a final maturity of January 29, 2003. The bank credit facility is secured by all of our assets. It includes covenants which limit borrowings based on certain asset levels, require us to maintain a minimum tangible net worth and specified interest coverage and leverage ratios, restrict payment of cash dividends to stockholders and establish maximum capital expenditure levels. It also contains other covenants customary in transactions of this type. During the third quarter of fiscal 2001, we paid all amounts outstanding on our bank credit facility in connection with the issuance of outstanding notes. We also have $6,500 of revenue bonds outstanding which are due November 4, 2004 and which are secured by a letter of credit issued under the bank credit facility.

      On June 19, 2001, we issued the outstanding notes. The outstanding notes are unsecured senior obligations of AET. The issue price of each outstanding note was $984.94 per $1,000 principal amount at maturity, and each outstanding note carries a yield to maturity of 11 percent. The net proceeds to us, after deducting fees and expenses, from the sale of the outstanding notes were approximately $261.1 million. Of those proceeds, $155.2 million was used to fund the redemption of and interest on the 11 1/2 percent senior notes due 2002, $9.0 million was used to fund the portion of the purchase price of the acquisition of the assets of QPF, $74.1 million was used to repay existing indebtedness and interest due under the bank credit facility, and the remainder is being held for general corporate purposes.

      In conjunction with the redemption of the 11 1/2 percent senior notes due 2002, we recorded a loss on the early extinguishment of debt of $1,977, or $.15 per share, net of taxes.

      Operating activities for the nine months ended June 30, 2001 used $2,365, which was the result of net income before depreciation and amortization and other non-cash expenditures of $9,632, offset by an increase in working capital of $11,998. The net working capital increase was primarily the result of decreases in accounts payable and accrued expenses of $9,006, an increase in inventory of $4,513, and decreases in prepaid expenses and other current assets and accounts receivable of $6,026 and $1,478, respectively. During the quarter, payments against restructuring reserves, representing payments on an operating lease, reduced such accounts by $829 to a balance of $8,508 at June 30, 2001.

      EBITDA for the nine months ended June 30, 2001 and June 30, 2000 was $30,600 and $35,316 respectively, and EBITDA for the twelve months ended June 30, 2001 was $34,271. EBITDA for the years ended September 30, 2000, 1999 and 1998 was $39,286, $37,157 and $39,253, respectively.

      EBITDA is calculated as net income before net interest expense, income tax expense, and depreciation and amortization expense. EBITDA includes the net expense associated with sale/leaseback transactions, comprised of rent expense, less deferred gain recognized over the term of the lease. We believe EBITDA provides useful information regarding our ability to service debt but should not be considered in isolation or as a substitute for the combined statement of operations or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of our operating performance, profitability or liquidity. While EBITDA is frequently used as a measure of operations and the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to differences and methods of calculation.

      On June 19, 2001, we purchased certain assets of QPF. The acquired assets principally represented equipment, intellectual property and intangible assets. We also purchased the QPF inventory produced through June 30, 2001, the day on which the QPF facility was shut down. We did not purchase the QPF facility and the cost to close the facility will be borne by Hood Companies, Inc., QPF's parent company.

      QPF was a niche manufacturer of OPP films with 40 million pounds of volume produced in fiscal 2000. We believe we can retain QPF's business and run this production on our own facilities. As a result of the QPF facility closure, North American capacity of OPP films has dropped by approximately 40 million pounds. Our acquisition of QPF is expected to have the following impacts:

    . It will increase the North American OPP films industry capacity utilization from approximately 90 percent to 94 percent by the end of 2001.

    . We expect to retain a substantial majority of QPF's existing customer base. Several key account managers of QPF have joined our sales force, and have facilitated a smooth and expeditious transition by continuing to call on their QPF accounts.

    . Except for several key QPF account managers, we did not retain any other QPF manufacturing, administrative or management personnel. By not continuing the QPF operations, we will not incur other QPF costs of production, such as power, maintenance, insurance, property taxes, capital expenditures and depreciation.

    . It will improve our capacity utilization and cash flows by allowing our excess capacity to be used to satisfy sales to QPF's existing customer base, with additional costs being largely the direct raw material costs and minor incremental production costs.

    . It will offset some of our future capital requirements with some of the acquired assets. The remainder of the acquired assets will be used for spare parts or scrapped. Dismantling of all QPF machinery and equipment began shortly after the closing.

      After giving effect to the acquisition of the assets of QPF and the offering of the outstanding notes and the application of the net proceeds as if they had occurred on June 30, 2000, our adjusted EBITDA for the twelve month period ended June 30, 2001, would have been $63,980. This adjusted EBITDA represents our historical EBITDA adjusted to reflect the retention of QPF's customer base and the elimination of certain non-recurring items that affected historical amounts and certain changes in our cost structure that are expected to occur as a direct result of the acquisition of the assets of QPF, such as a reduction in our raw material costs due to our increased purchasing volume and the elimination of duplicative QPF manufacturing labor costs, production costs, selling, general and administrative costs, and research and development costs. These adjustments are based upon available information and various assumptions that we believe are reasonable.

New Accounting Pronouncements

      In June of 2001, the FASB issued SFAS No. 141 and 142. Those statements are discussed in Note 6 to our condensed consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Contracts

      We had entered into foreign exchange contracts, the last of which expired in May 2000, to hedge firm purchase commitments for the purchase of equipment denominated in German Marks and Pounds Sterling. Gains and losses on the contracts which result from market risk associated with changes in the market values of the underlying currencies were deferred and reported as part of capitalized assets. At June 30, 2001, we had no outstanding foreign exchange contracts. We do not enter into foreign exchange contracts for trading or speculative purposes.

Short-Term and Long-Term Debt

      We are exposed to interest rate risk primarily through our borrowing activities. Our policy has been to utilize United States dollar denominated borrowings to fund our working capital and investment needs. Short-term debt, if required, is used to meet working capital requirements, while long-term debt is generally used to finance long-term investments. There is inherent rollover risk for borrowings as they mature and are renewed at current market rates. We maintain a revolving credit facility which bears interest at LIBOR plus 2.75% or Prime plus 1.25%. Average borrowings under this facility were approximately $47,375 for the year ended September 30, 2000 and $58,611 for the nine month period ended June 30, 2001. Had market rates increased 10% from the average rate used for each of these periods, net earnings would have been negatively impacted by approximately $497 and $454 for the year ended September 30, 2000 and the nine months ended June 30, 2001, respectively.

      We do not enter into financial instrument transactions for trading or other speculative purposes or to manage interest rate exposure.

Inflation

      Management regularly reviews the prices charged for its products. When market conditions allow, price adjustments are made to reflect changes in demand or product costs due to fluctuations in the cost of materials, labor and inflation. The costs of raw materials make up a significant portion of our costs and have historically fluctuated. We cannot assure you, however, that future market conditions will support any correlation between raw material cost fluctuations and finished product films pricing, as evidenced by the market dynamics in the second half of fiscal year 2000 when the price of polypropylene resin significantly increased due to the rising price of crude oil. During that period, we were only able to pass on a portion of the cost increase to customers due to overcapacity in the OPP films market.

Seasonal Nature of Some OPP Films Markets

      Some of the end-use markets for our OPP films are seasonal. For example, demand in the snack food, soft drink and candy markets is generally higher in the spring and summer. As a result, sales and net income are generally higher in those periods, although actual results can be influenced by numerous factors, such as raw material costs, competitive prices and other factors mentioned in this prospectus.

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

                                    INDUSTRY

      OPP films are highly specialized films developed and manufactured through a complex process of polymer design, extrusion, controlled, multi-directional stretching, heating and cooling, and surface treatment. Depending on the application, finished products can then be further processed to add high barrier or metallized coatings and are often designed to be laminated with other films to provide highly specialized attributes required by end-users.

      Recent advancements in film extrusion and resin technology have produced new, sophisticated films that are thinner and stronger and have better barrier and scalant properties than other materials or predecessor films. These technological advances have allowed many traditional forms of rigid packaging to be replaced with film-based, flexible packaging that is lighter, lower in cost and has enhanced performance characteristics, such as oxygen and moisture barriers, printability and durability. In addition, flexible packaging is often recyclable.

      According to the Flexible Packaging Association, the size of the North American flexible packaging industry was estimated at $19.0 billion in 2000, of which the specialty films segment accounted for approximately $3.7 billion of shipments. We believe that OPP films represent approximately 25 percent of the specialty films segment, or 890 million pounds in 2000, and has grown at a compound annual growth rate of over six percent from 1980 through 2000, averaging about two times the rate of growth of the United States Gross Domestic Product over this same time period. We believe that this growth rate can be sustained due to three fundamental trends:

  . the growth in demand for established end-market consumer products, such as snack foods, soft drinks and confectionary products, which positively impacts the demand for OPP films;

  . the trend away from rigid towards flexible packaging materials that use OPP films, such as, for labels, cans and glass bottles to plastic beverage containers, and for packaging materials, boxes to stand-up pouches; and

  . the use of OPP films in place of other competing flexible materials because OPP films have superior performance characteristics, such as improved protection against light, oxygen and moisture, advanced machinability, printability and durability, and exceptional clarity; in addition, as the least dense plastic packaging and labeling material, polypropylene provides greater coverage at a lower cost than any other plastic film material.

      Production capacity in the North American OPP films industry increased by more than 35 percent from 1996 to 1999. As a result, capacity utilization levels declined from approximately 95 percent to the mid-80 percent levels. This decline in capacity utilization led to sharp declines in selling prices of OPP films and adversely impacted profitability in the OPP films industry. This was compounded last year by the rapid, unforeseen escalation in resin costs, which increased 70 percent in 18 months, peaking in the last quarter of fiscal 2000, due primarily to the substantial increase in crude oil prices. Most of this increase could not be passed on to customers in the form of price increases due to this low capacity utilization level. However, when capacity utilization has reached the mid-90 percent levels, the OPP films industry has historically been able to increase prices of its products and pass on a significant portion of any increases in the cost of raw materials to customers. For example, in 1995, when capacity utilization was at the mid-90 percent level, the industry was able to pass on to customers resin cost increases similar to those experienced in 2000, allowing the industry to achieve one of its most profitable years.

      Due to continued growth in demand for OPP films, capacity utilization in the North American OPP films industry has been recovering and is currently approximately 90 percent. As a result of the shutdown of the QPF manufacturing facility, we expect capacity utilization to reach approximately 94 percent by the end of this year. As the expected growth in demand outpaces the announced capacity additions, we believe industry capacity utilization levels will further improve. Because a substantial capital investment is required to build a new line and the industry has recently experienced low capacity utilization levels, we believe the industry will be cautious about introducing new lines. To our knowledge, only we and ExxonMobil Corporation, the two largest North American producers of OPP films, have announced plans for the addition of production capacity, and these are for two small lines. In addition, since at least two years are required to design and construct a new OPP films line, and another year is required to fully ramp up production, we believe supply estimates are reasonably predictable over the near term.

      Additionally, resin prices are declining from the peak experienced late in fiscal 2000 due to increased capacity in the resin industry and a decline in polypropylene resin demand caused by the general economic slowdown. According to Chemical Data Inc., polypropylene resin prices have declined from an average of $0.42 per pound in our fourth fiscal quarter of 2000 to an average of approximately $0.35 per pound in our third fiscal quarter of 2001 and are expected to have declined an additional $0.04 per pound by the end of fiscal 2001.

                                    BUSINESS

General

      We are the largest North American manufacturer and seller of highly specialized oriented polypropylene films, or OPP films, which are used primarily in consumer product labeling, flexible packaging, overwrap and industrial applications. We have a leading position in substantially all of the major high-end OPP films end-use product categories in North America. In addition, we believe that we are the number one or two supplier in North America of OPP films used for labels on bottles and cans, packaging for confectionery and snack foods, and overwrap for a number of other consumer products. We estimate that we currently have the leading share, at approximately 25 percent of North American OPP films capacity and approximately 30 percent of the total sales in this market based on volumes for 2000. We are also one of the largest producers of OPP films worldwide.

      We offer one of the most extensive product lines in the OPP films industry ranging from high-margin, specialized labels and high barrier films to basic heat sealable lower barrier films. With our experienced technology group and state-of-the-art production facilities, we work directly with our customers to develop innovative products to meet their specialized requirements. We believe that the combination of our leadership position, innovative capabilities, strong sales force and highly efficient manufacturing positions us to achieve future growth and profitability. For the nine months ended June 30, 2001, we generated net sales of $208.1 million and EBITDA of $30.6 million. For the twelve months ended June 30, 2001, we generated net sales of $237.9 million and EBITDA of $34.3 million. After giving effect to the acquisition of the assets of QPF and the offering of the outstanding notes and the application of net proceeds as if they had occurred on June 30, 2000, adjusted net sales and adjusted EBITDA for the twelve months ended June 30, 2001 would have been $314.1 million and $64.0 million, respectively.

Competitive Strengths

      We believe that we are well positioned to compete successfully in the OPP films market and to increase sales and profitability due to our:

Substantial Industry Presence

      We are the largest manufacturer and seller of OPP films in North America. Due to our differentiated product line, technological leadership and effective sales force, we have a leading market position in substantially all of the major high-end OPP films end-use product categories in North America.

      For example, we believe that we are the number one or two supplier of OPP films used:

    . for labels on bottles and cans, with more than a 50% share of this product category;

    . for overwrap applications, with an approximately 45% share of this product category;

    . for confectionery packaging, with an approximately 40% share of this product category; and

    . for snack packaging, with more than a 35% share of this product category.

Technological Leadership and Superior Product Development Capabilities

      We have one of the largest technology groups in the industry with more than 60 chemists, engineers and technicians. We have also invested over $20.0 million in product research and development over the past three years. Utilizing extensive laboratory and film testing facilities, advanced pilot production lines, and an array of end-use packaging and labeling equipment, our technology group has introduced more than 40 new or enhanced products in the past four fiscal years. We believe this strength in innovation will continue to drive higher growth levels for our differentiated, higher-margin products, and provide an advantage to our customers who work with us in the development of new labeling, packaging and overwrap products and applications.

Efficient, Modern Production Facilities

      We believe that our cost to produce OPP films is one of the lowest in the North American industry and is the lowest for any manufacturer in this market with a full-breadth product line. We have invested over $200.0 million in the last five years in state-of-the-art equipment, creating what we believe are among the world's fastest and most efficient production facilities. Since fiscal 1994, we have nearly doubled our capacity without increasing headcount, thereby increasing annual production per employee from 136,000 pounds in fiscal 1994 to over 270,000 pounds today, taking into account the QPF acquisition. We believe that our efficient and modern production facilities provide us a cost advantage over our competitors that should be further enhanced as we increase the utilization of our assets.

Breadth of Product Line and Diversity of Customer Base

      With more than 80 product groups sold to over 600 customers, we believe that we have the broadest product lines and customer bases of any North American OPP films producer. In addition, we have a leading market position in substantially all of the major high-end OPP films product categories in North America while still producing a broad range of lower cost films to meet the diverse requirements of our customers. Our product scope and diversity is important both in terms of participating in a wide range of growth opportunities and in providing a broad array of packaging solutions for a large and diverse customer base. This enables us to meet the specific needs of our customers and minimize our dependence on any single product. With the relatively high costs and disruption of changing suppliers, our customers generally prefer to foster long-term relationships which allow them to achieve volume purchasing benefits and improved product quality control. As a result, the significant majority of our major customers five years ago remain as our major customers today.

Experienced Management

      We believe that our senior and operational management team is among the most experienced in the OPP films business. Our management team has been successful in diversifying our product lines, increasing our sales and market shares, strengthening customer and supplier relationships, improving manufacturing efficiencies and productivity and developing new technologies to enhance our competitive strengths. Our management team also has significant experience integrating acquisitions, including the 1994 acquisition of the OPP films business of Hercules Incorporated and the 1999 acquisition of assets of the OPP films business of AEP Industries Inc. Since the Hercules acquisition, we have nearly doubled sales and significantly reduced non-raw material unit production costs. When we acquired the assets of AEP, we successfully retained over 90 percent of the sales targeted for retention. These accomplishments are also the direct result of the strength of our operations and sales management team, who together average over 20 years of experience in OPP films and have strong, long-term relationships with our customer base.

Business Strategy

      Our business strategy is to maintain a leadership position in the OPP films industry and maximize profitability by continuing to:

Take Advantage of Tightening Capacity Utilization

      Over the past four years, the North American OPP films industry has experienced one of its lowest capacity utilization levels and most competitive pricing dynamics of its over 40 year history. As a result of the shutdown of the QPF manufacturing facility, we expect industry capacity utilization to increase from its current level of approximately 90 percent to approximately 94 percent by the end of 2001. We believe that industry capacity utilization levels will further improve as we expect the anticipated growth rate in demand for OPP films to outpace the announced capacity additions. As a result, we believe that this will significantly improve profitability levels in the industry as prices of OPP films stabilize and increase. As the leader of the North

American OPP films industry, our strategy is to support high capacity utilization by not adding any significant increments of new capacity. In addition, by absorbing the QPF sales, we will improve our own capacity utilization. Based on this strategy of supporting high industry capacity utilization and maximizing use of our own capacity and our strong market position, we stand to benefit significantly from a tightening of industry capacity. During periods of tightened capacity, a small increase in the spread between our selling price per pound and resin costs per pound can have a significant impact on our profitability. For example, every $0.01 per pound increase in this spread in fiscal 2000 would have increased our EBITDA by $2.7 million. This spread has ranged over the last five years from a high in fiscal 1995 of $0.93 per pound to a low in fiscal 2000 of $0.68 per pound. This spread has been improving and was $0.77 per pound by the end of our third fiscal quarter of 2001.

Focus on Developing Innovative Products

      We intend to continue our extensive research and development efforts and our consistent investment in product and process technologies to create superior films for both existing packaging and labeling applications and to take advantage of the industry trend to substitute OPP films for other label and packaging materials. For example, we are developing new films for pressure sensitive and cut-and-stack labels to be used on products such as beer and water bottles, food cans, and other products that have traditionally used other packaging materials. We are also starting to produce films for lamination to paperboard containers in order to provide enhanced graphic and holographic capabilities. In addition, we have developed films used to package fresh-cut produce that increase shelf life by allowing vegetables to "breathe" at controlled rates. Innovations such as these, along with the cost competitive nature of polypropylene compared to other plastics, have historically driven, and we believe will continue to drive, the substitution of OPP films for materials ranging from cellophane, polyester and polyethylene films to paper and printing on cans, significantly expanding the demand for OPP films.

Increase Our High-End Product Mix

      We have historically focused on the identification and development of innovative products that we believe have higher margins. As a result, the majority of our sales have historically been in high-end, high margin markets with only a minor portion of our sales volume in low margin, sealable film products. With the rapid expansion of our capacity over the past four years our sales of these low-margin film products have increased to nearly a quarter of sales volume, as we focused on minimizing the price impact of our capacity expansion efforts in the high end markets. Notwithstanding this, during this same period, our high-end sales grew at a nearly seven percent compounded annual growth rate. This growth rate, which exceeds the industry's historical over six percent compounded annual growth rate, results from our focus on continuing to expand these high-end applications. Our current strategy is to continue to grow our sales in high-end products without impairing market pricing, and thereby increase the proportion of our total sales represented by these higher margin products. In connection with this, through the acquisition of QPF, we have eliminated our need to attract additional volumes to fill our current capacity. As a result, our efforts to enhance our product mix will be accelerated.

Maximize Operating Efficiencies and Reduce Costs

      We intend to continue to seek opportunities to reduce costs and enhance productivity. Since 1995, we have nearly doubled our capacity and now approximately 140 million pounds, or 52 percent, of our total capacity is on new eight and ten meter production lines. The efficiency of these newer and larger lines is significantly greater than the older lines prevalent in the industry, manufacturing up to four times as much OPP film without a proportionate increase in the number of operators, power or other fixed costs. Since the beginning of fiscal 1998, we have pursued a comprehensive program to improve process and production efficiencies in terms of line speeds, equipment up-time and material yields. As a result of this new and efficient capacity and these process improvement programs, we have achieved a 30 percent reduction in non-raw material unit production costs since the beginning of fiscal 1998. With the acquisition of QPF, we expect to fill our excess capacity and further reduce our unit production costs, thereby allowing us to enhance our competitive cost advantage and improve profitability levels.

      In addition, historically we purchase approximately 240 million pounds of polypropylene resin each year, which we believe is more than any other North American OPP films manufacturer and gives us a purchasing advantage over smaller manufacturers such as QPF. As a result, we expect to be able to produce the additional products to satisfy QPF's customers with lower resin costs than were available to QPF. We also expect to benefit from further reductions in our resin unit purchasing price, as a result of the additional resin purchasing volume arising from the acquisition of QPF, and such a reduction has already been negotiated with several of our suppliers.

Focus on Industry Leadership

      We have become the largest OPP films manufacturer and seller in North America and have a leading position in substantially all major high-end OPP films end-use product categories in North America. We have accomplished this by assembling what we believe is the industry's most experienced and technical sales force, by developing strong customer and end-user relationships and by establishing a reputation for innovative new product development. Our strategy is to utilize this position and these relationships to continue to identify and develop new value-added packaging, labeling or other applications for OPP films to meet the complex requirements of our customers. We also intend to continue to strengthen relationships with our customers by making it easier for them to do business with us, by, for example, providing supply chain integration tools such as our new proprietary fully automated, internet accessible, order and logistics tracking system. We believe that the combination of our leadership position, innovative capabilities, strong sales force and highly efficient manufacturing positions us to achieve future growth and profitability. As a result of our focus on building our industry leadership position, we continually explore opportunities to acquire related businesses and to divest those that do not fit our overall strategy.

Products

      Our OPP films product line is classified into the following four categories:

    . Labels. Our OPP film labels are used on containers for soft drinks, beverages, food and other consumer products requiring a high-quality print surface for superior graphics and properties that permit high speed labeling. Examples of end uses include soft drink containers for Coca-Cola(R) and Pepsi-Cola(R), branded water bottles for Aquafina(R) and Dasani(R), and juice containers for Tropicana(R) and Dole(R). In addition, our films are used on products such as Folgers(R) and Hills Brothers(R) coffee cans and aerosol cans for shaving creams and air fresheners. On our unique tubular production assets, we manufacture ultra-thin clear slip films, which are used as the outside layer of a laminated label by over 85 percent of the North American soft drink market. Our opaque products are used as the inside layer of these laminated labels, and provide a high-quality print surface and excellent machineability. Management estimates the label market for OPP films has grown at over six percent for the past five years as glass containers have been replaced with polyethylene terephthalate bottles and as printed cans such as coffee, aerosol and shaving creams have been replaced with OPP film labeled cans.

    . Packaging. Our OPP films are used in a broad range of packaging applications, principally for food products, where they provide enhanced protection against moisture, light and air. Our OPP films are used to make packages for products such as Frito-Lay(R) snacks, Nabisco(R), Kellogg's(R), General Foods(R) and Hershey(R) Foods products, individual size condiment pouches, and baked goods packaging. In applications where barrier is important, we offer metallized, polyvinylide chloride, also known as saran, coated and polymer modified films. High barrier metallized films provide an enhanced barrier for snacks packaged in nitrogen gas to maintain freshness and extend shelf life.

    . Overwrap. We produce OPP films that are exceptionally clear, thin and strong and provide barriers to protect products. Examples of end uses include overwrap for boxes of Lipton(R) tea bags and Schrafft(R) candies, Sony(R) and TDK(R) compact discs and DVDs, and cigarette boxes for R.J. Reynolds(R) Tobacco Company and British American Tobacco(R). End-users of these products require durable films with high barrier properties that also offer exceptional clarity and thinness to maximize visibility of their products. A significant portion of these films are sold in narrow widths, 10 to 20 inches wide, for which we have unique slitting capabilities.

    . Industrial. OPP films are used in a variety of industrial applications, such as packaging tape, insulation facing, cable wrap, synthetic paper, ream wrap, and photopolymer processing. We have focused our industrial OPP films on applications that we believe are more profitable, such as insulation facing and cable wrap.

      Prior to October 1, 2001, we developed, manufactured and sold a range of oriented apertured films, also known as nets, and nonwoven films for specialized filtration and medical applications. Our apertured films and nonwoven products were used in the industrial filtration market for air and liquids. We manufactured the initial filtration membranes, support material and filtration media for these filters. On September 28, 2001, we entered into an agreement to sell our specialty nets and nonwovens business to DelStar Technologies, Inc., a Delaware corporation. This transaction closed on October 5, 2001, with an effective date of September 30, 2001.

Marketing and Customers

      Our OPP films products are sold primarily through our direct sales organization. Our highly skilled sales force has considerable technical expertise and industry experience. Its principal role is to develop sales opportunities and provide customer support. Our marketing activities have historically been focused primarily in North and South America, although we have a sales presence in Europe and Asia. In addition, our sales people, customers, end-users, and our research and development scientists work together to create new films, as well as new applications for existing OPP films.

      Our OPP films sales are predominantly to converters, who print and laminate films before selling to end-users. One such converter accounted for approximately 18 percent of sales in fiscal 2000 and approximately 20 percent of sales in fiscal 1999. We also sell OPP films directly to end-users. We consider it an important part of our marketing effort to maintain direct relations with major end-users, who generally direct packaging design efforts and provide detailed specifications to converters about the films used in their labeling and packaging applications. Our sales and marketing efforts and customer relationships are enhanced by the numerous customer-specific technical approvals that we have secured. These approvals typically involve significant customer time and effort and result in a strong competitive position for qualified products. Once qualified, products are often referenced in end-user specifications or qualified product lists. These qualification processes also reinforce the partnership between us and our customers and can lead to additional sales and marketing opportunities.

Manufacturing and Technology

      OPP films are manufactured and processed through either the tenter or the tubular processes. We are the only North American OPP films producer that has both tenter and tubular manufacturing capabilities. Additionally, these films can be further processed through value-adding secondary operations.

Tenter Process

      In the tenter process, specifically formulated polypropylene resins are combined and melted, sometimes with additives, and extruded from a flat die into a thick film containing from one to five distinct layers, which are then chilled, reheated and stretched lengthwise in the machine direction and widthwise in the transverse direction while still heated. This dual stretching process is known as "biaxial orientation." The specific characteristics demanded of each film are controlled throughout this complex process by a multitude of variables, including proprietary polymer design, application of unique skin layers, timed variations of the heating, cooling and stretching processes, alteration of molecular surface characteristics through the application of flame or high-voltage electrical discharge and controlled winding tension. We have seven tenter lines, ranging from 5.5 to 10 meters. The tenter process is a more economical way than the tubular process to manufacture thicker films.

Tubular Process

      In the tubular process, molten resin is extruded from a circular die to form a thick tube which is stretched lengthwise and widthwise with air pressure and gravity at controlled temperatures. Tubular processed films offer "balanced biaxial orientation," meaning that the film is stretched equally both widthwise and lengthwise. This process results in improved stability and a more uniform thickness for thinner films. We believe that our tubular manufacturing capacity enables us to manufacture thinner films, while preserving clarity, machinability and other performance characteristics of thicker film. These thinner films use less materials, thereby improving performance relative to cost. We currently operate nine tubular lines.

Secondary Processes

      In addition to the tenter and tubular manufacturing processes, we also perform operations to apply coatings and metal to our films. In the coating process, we apply various materials in a liquid form to the surface of a film structure and then dry the film in-line. These coatings are applied uniformly at varying thicknesses and layers to impart desired properties of increased barrier, printing and converting machinability. In the metallization process, we run the film through a vacuum and apply a thin layer of aluminum to the surface of a film structure providing barrier and appearance properties.

Research and Development

      We believe we have one of the largest and most experienced technology groups in the industry with more than 60 chemists, engineers and technicians and we have invested over $20 million in product research and development over the past three years. Utilizing extensive laboratory and film testing facilities, advanced pilot film production lines, and an array of end-use packaging and labeling equipment, our technology group has introduced more than 40 new or enhanced products in the past four fiscal years. We believe this strength in innovation will continue to drive higher growth levels for our differentiated, higher margin products, and provide an advantage to our customers who work with us in the development of new labeling, packaging and overwrap products and applications. During fiscal 1998, 1999 and 2000, we spent approximately $7.3 million, $7.1 million and $6.8 million, respectively, on research and development.

Polypropylene and Other Raw Materials

      Our principal products are manufactured primarily from polypropylene resin. The relatively low density and low cost of polypropylene resins allow OPP films to provide very cost-efficient material for packaging applications. In addition, polypropylene possesses superior clarity and natural barrier qualities, and can be modified to add other attributes or features such as metallization, which make it a higher performing and more cost-efficient material than other plastic resins.

      The majority of our resin supply requirements are met by four suppliers. However, these materials are generally available from a large number of suppliers in sufficient quantities to meet ongoing requirements. Our other raw materials, which are used in the manufacturing of our netting and other products, are also available from a large number of suppliers in sufficient quantities to meet current requirements. Historically, we have not experienced any significant disruptions in supply as a result of shortages in raw materials, demand and the price of petrochemical raw materials, including crude oil and natural gas.

      Historically, the price of polypropylene has fluctuated, and in recent years the price has increased significantly due to the increased price of crude oil. Polypropylene resin costs in fiscal 2000 were up $0.103 per pound, or 37.2 percent, over fiscal 1999. As a result of low capacity utilization levels, we have not been able to pass through a significant portion of the increases in the costs of polypropylene raw materials to end users. Resin prices are declining from the peak experienced late in fiscal 2000 due to increased capacity in the resin industry and a decline in polypropylene resin demand caused by the general economic slowdown. According to Chemical Data Inc., polypropylene resin prices have declined from an average of $0.42 per pound in our fourth fiscal quarter of 2000 to an average of approximately $0.35 per pound in our third fiscal quarter of 2001 and are expected to have decreased an additional $0.04 per pound by the end of fiscal 2001.

Competition

      We compete with manufacturers of OPP films and other specialty films, such as cellophane and polyester, as well as with producers of traditional packaging materials, such as paper, foil, metal, glass and other containers. The flexible packaging industry is very competitive, and some of our competitors are subsidiaries of larger corporations that have significantly greater financial resources than us. There are approximately eight primary manufacturers in North America producing OPP films for resale. Out of these eight manufacturers, only ourselves and ExxonMobil Corporation have a greater than 20 percent market share. We believe that ExxonMobil Corporation, which is the second largest OPP films manufacturer in North America, is the only other broad-line OPP films supplier based in North America. Competition in OPP films markets is based primarily on customer relationships, product performance characteristics such as machinability and quality, reliability and price. Competition also depends on developing new and enhanced products for our customers. We sell products in countries outside North America and may face international competition. Most of our customers and end users have a short lead time for ordering our products, so our foreign competitors are at a disadvantage with our North American customers because of their longer shipping times and higher shipping costs.

      We believe that we have various competitive advantages including:

    . advanced proprietary manufacturing processes required to produce a varied range of OPP films products;

    .  proprietary OPP films product formulations;

    . research and development expertise required to sustain product innovation; and

    . one of the most efficient manufacturing operations in the North American OPP films market.

      Although this is an asset intensive business and the cost to enter would be high, we cannot assure you that the markets into which we sell our products will not attract additional competitors that could have significantly greater financial, technological, manufacturing and marketing resources than us.

Patents and Trademarks

      We currently hold approximately 85 active domestic and international patents and applications. We also have approximately 70 domestic and international trademark registrations and applications. The termination, expiration or infringement of one or more patents or trademarks would not have a material adverse effect on our business.

Government Regulation

      Due to the nature of our business, our operations are subject to a variety of federal, state and local laws, regulations and licensing requirements. We believe that our operations are in substantial compliance with those laws, regulations and requirements. Compliance with federal, state and local requirements relating to the protection of the environment has not had and is not expected to have a material effect on our capital expenditures, financial condition, results of operations or competitive position.

Employees

      We employ approximately 1,000 full-time employees. Approximately 125 production and maintenance employees at our Covington, Virginia facility are represented by the Paper Allied Industrial Chemical and Energy Workers International Union, Local 2-0884 under a collective bargaining agreement that expires in June, 2005. We consider all employee relations to be satisfactory.

Facilities

      The following table provides information with respect to our facilities prior to the sale of our specialty nets and nonwovens business:

                                                                      Owned/
                            Location                      Square Feet Leased
                            --------                      ----------- ------
 OPP Films                  Terre Haute, Indiana            821,000    Owned
                            Covington, Virginia             517,000    Owned
                            Varennes, Quebec, Canada        163,000    Owned
                            New Castle, Delaware:            50,000   Leased
                            Administration and Research
                            Center

 Specialty Nets & Nonwovens Middletown, Delaware            145,000    Owned

 Corporate                  Peabody, Massachusetts            7,858   Leased

      All of our owned real property secures our obligations under our bank credit facility. We believe that our facilities are suitable for their currently intended purposes and adequate for our level of operations.

      On September 28, 2001, we entered into an agreement to sell our speciality nets and nonwovens business to DelStar Technologies, Inc., a Delaware corporation.This transaction closed on October 5, 2001, with an effective date of September 30, 2001. In connection with this transaction, we sold our Middletown, Delaware facility and amended our bank credit facility accordingly.

Environmental, Health and Safety Matters

      We are subject to stringent environmental, health and safety requirements, including laws and regulations relating to air emissions, wastewater management, the handling and disposal of waste and the cleanup of properties affected by hazardous substances. We believe that our operations have been and are in substantial compliance with environmental, health and safety requirements, and that we have no liabilities arising under such requirements, except as would not be expected to have a material adverse effect on our operations, financial condition or competitive position.

      In the last four years, we have received no requests for information and related correspondence from the United States Environmental Protection Agency and other third parties indicating that we might be responsible under the Comprehensive Environmental Response, Compensation and Liability Act or other environmental laws for costs associated with the investigation and cleanup of contaminated sites. We believe that any future involvement in matters arising under various environmental laws will not have a material adverse effect on our operations, liquidity or financial condition.

Legal Proceedings

      We are periodically subject to legal proceedings and claims which have arisen in the ordinary course of our business and have not been fully adjudicated. We are not a party to litigation or other legal proceedings which we believe, either singly or in the aggregate, could reasonably be expected to have a material adverse effect on our business, financial condition and results of operations.

                                   MANAGEMENT

      Our directors and executive officers are as follows:

                                                                Director or
                                                                 Executive
          Name           Age Position                          Officer Since
          ----           --- --------                          --------------
 Amin J. Khoury.........  62 Chairman of the Board(1)          October 1986
 Thomas E. Williams.....  54 President, Chief Executive        December 1992
                             Officer and Director(2)
 Nader A. Golestaneh+*..  40 Director                          October 1986
 Richard G. Hamermesh*..  53 Director                          October 1986
 Mark M. Harmeling+.....  48 Director                          October 1986
 Joseph J. O'Donnell*...  57 Director                          October 1986
 David N. Terhune.......  55 Executive Vice President and      February 1994
                             Chief Operating Officer(3)
 Mark S. Abrahams.......  50 Vice President and General        December 1993-
                             Manager, Specialty Nets &         October 2001
                             Nonwovens Division
 Anthony J. Allott......  37 Senior Vice President and Chief   July 1994
                             Financial Officer(4)

--------
 * Member Audit Committee
 + Member Stock Option and Compensation Committee
(1) We have entered into a four-year employment agreement dated as of April 1, 1999 with Mr. Khoury pursuant to which he currently serves as our Chairman of the Board of Directors.
(2) We have entered into a four-year employment agreement dated as of April 1, 1999 with Mr. Williams pursuant to which he currently serves as our Chief Executive Officer and President.
(3) We have entered into a four-year employment agreement with Mr. Terhune dated April 1, 1999 pursuant to which he currently serves as our Executive Vice President and Chief Operating Officer.
(4) We have entered into a three-year employment agreement dated April 1, 1999 with Mr. Allott pursuant to which he currently serves as our Senior Vice President and Chief Financial Officer.

      All directors hold office until the next annual meeting of stockholders or until their successors are duly elected and qualified. Our executive officers are elected annually by the Board of Directors following the annual meeting of stockholders and serve at the discretion of the Board of Directors.

Business Experience of Directors and Executive Officers

      Amin J. Khoury--Mr. Khoury is the founder of AET and has served as our Chairman of the Board of Directors since October 1986. From October 1986 to August 1993, he served as our Chief Executive Officer. Mr. Khoury served as our President from August 1988 through November 1992. He is also the founder and the Chairman of the Board of Directors of BE Aerospace, Inc., a manufacturer of aircraft cabin interior products. Mr. Khoury is a director of Brooks Automation, Inc., a leader in semiconductor tool and factory automation solutions for the global semiconductor industry and a director of Synthes-Stratec, Inc., one of the world's leading orthopedic trauma companies.

      Thomas E. Williams--Mr. Williams has served as our President and one of our directors since 1992. He has served as our Chief Executive Officer since August 1993. Mr. Williams served as our Chief Operating Officer from 1992 to 1996. From 1988 until 1992, Mr. Williams served as President and Chief Executive Officer of Home Innovations, Inc., a home furnishings company. From 1980 until 1988, he held a number of executive positions with PepsiCo, Inc.

      Nader A. Golestaneh--Mr. Golestaneh has served as one of our directors since 1986. Since 1990, he has served as President of Centremark Properties, Inc., a real estate management and development company. Mr. Golestaneh has worked as an attorney in private practice in Boston, Massachusetts since 1986.

      Richard G. Hamermesh--Mr. Hamermesh has served as one of our directors since 1986. Since 2000, he has served as a senior lecturer at the Harvard Business School. In 1987 he co-founded and then served until 2000 as a Managing Partner for the Center for Executive Development, an independent executive education and training firm. Mr. Hamermesh also serves as a director of BE Aerospace, Inc., a manufacturer of aircraft cabin interior products.

      Mark M. Harmeling--Mr. Harmeling has served as one of our directors since 1986. Since 2001, he has been a partner of TA Realty Associates, a real estate advisory firm. Since 1991, he has served as the President of Bay State Realty Advisors, a real estate consulting firm. Between 1997 and 1999, Mr. Harmeling worked as an executive of The A.G. Spanos Corporation, a leading developer of multifamily residential complexes. From 1985 to 1991, he served as President of Intercontinental Real Estate Corporation, a real estate holding and development corporation, and as a director of Universal Holding Corporation, an insurance holding company.

      Joseph J. O'Donnell--Mr. O'Donnell has served as one of our directors since 1986. He also serves as the Chairman of the Board and Chief Executive Officer of Boston Concessions Group, Inc., a company that manages food service operations in ski areas, amusement parks, restaurants and theaters.

      David N. Terhune--Mr. Terhune has served as our Executive Vice President and Chief Operating Officer since July 1996. From February 1994 to June 1996, he served as our Senior Vice President and Chief Financial Officer. Mr. Terhune has served as a Chief Operating Officer for seven years and a Chief Financial Officer for fourteen years for five primarily public companies in the technology, banking, real estate, food service and manufacturing industries.

      Mark S. Abrahams--Mr. Abrahams served as our Vice President and General Manager of Specialty Nets and Nonwovens from December 1993 to October 2001. From November 1990 to July 1993, he served as the President of the Cybex Division of Lumex Corporation, a manufacturer and distributor of physical therapy and fitness equipment. From November 1988 to October 1990, he served as Chief Operating Officer of Cambridge Medical Instruments, a manufacturer of diagnostic medical equipment.

      Anthony J. Allott--Mr. Allott has served as our Senior Vice President and Chief Financial Officer since July 1996. From July 1994 to January 2001, he served as our Treasurer. From May 1995 to June 1996, Mr. Allott served as a Vice President of AET. From December 1992 to July 1994, he served as Corporate Controller with Ground Round Restaurants, Inc., an operator and franchiser of full-service family restaurants. From 1986 to 1992, Mr. Allott worked at Deloitte & Touche LLP, an independent auditing firm, most recently as audit manager.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      Applied Extrusion Technologies, Inc. is the owner of all of the outstanding common stock of Applied Extrusion Technologies (Canada), Inc.

      The following table and notes thereto set forth information with respect to the beneficial ownership of our common stock as of July 2, 2001 by (i) each person who is known to us to beneficially own more than 5% of the outstanding shares of our common stock, (ii) each of the chief executive officer and our four other most highly compensated executive officers who were serving at the end of fiscal 2000 and each of our directors, and (iii) all of our executive officers and directors as a group. Except as otherwise indicated, each of the stockholders named below has sole voting and investment power with respect to the shares of our common stock beneficially owned:

                                                         Common Stock
                                                      Beneficially Owned
                                                     -------------------------
                                                                   Percent of
                                                     Number of     Outstanding
Names                                                 Shares        Shares(1)
-----                                                ---------     -----------
Dimensional Fund Advisors Inc. .....................   930,800         7.39%
 1299 Ocean Avenue, 11th Floor
 Santa Monica, CA 90401

Goldsmith & Harris, Inc. ...........................   911,400         7.23%
 80 Pine Street
 New York, NY 10005

T Rowe Price Assoc. ................................   750,000(2)      5.95%
 100 E. Pratt Street
 Baltimore, MD 21202

Royce & Assoc Inc. .................................   737,700         5.86%
 1414 Avenue of the Americas
 New York, NY 10019

Thomas E. Williams*+................................   598,253(3)      4.57%
Amin J. Khoury*+....................................   519,000(4)      3.99%
David N. Terhune*...................................   378,005(5)      2.93%
Anthony J. Allott*..................................   106,491(6)        **
Mark S. Abrahams*...................................    85,306(7)        **
Joseph J. O'Donnell+................................    37,500(8)        **
Mark M. Harmeling+..................................    37,500(9)        **
Richard G. Hamermesh+...............................    52,125(10)       **
Nader A. Golestaneh+................................    37,750(11)       **
All directors and executive officers as a group (10
 persons)........................................... 1,847,930(12)    13.11%

--------
 *  Executive officer
 +  Director
 ** Less than 1 percent
 (1) For purposes of determining beneficial ownership, owners of options exercisable within sixty days of July 2, 2001 are considered the beneficial owners of the shares of common stock for which such options are exercisable, and the reporting herein is based on the assumption (as provided in the applicable rules of the Securities and Exchange Commission) that only the person or persons whose ownership is being reported has exercised such options for common stock. As of July 2, 2001, there were 12,597,552 shares of common stock issued and outstanding.
 (2) Includes holdings attributable to T. Rowe Price Small Cap Value Fund, Inc.
 (3) Includes (i) 487,500 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days, (ii) 11,300 shares held by the AET Executive Deferred

     Compensation Plan Trust, (iii) 18,261 shares held by the 1996 AET Employee Stock Purchase Plan, and (iv) 5,092 shares held by the AET Savings and Profit Sharing Plan, in each case for the benefit of Mr. Williams.
 (4) Includes 412,500 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days.
 (5) Includes (i) 300,000 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days, (ii) 8,298 shares held by the AET Executive Deferred Compensation Plan Trust,
     (iii) 11,842 shares held by the 1996 AET Employee Stock Purchase Plan, and (iv) 4,865 shares held by the AET Savings and Profit Sharing Plan, in each case for the benefit of Mr. Terhune.
 (6) Includes (i) 80,625 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days, (ii)
     600 shares held by the AET Executive Deferred Compensation Plan Trust,
     (iii) 15,094 shares held by the 1996 AET Employee Stock Purchase Plan, and (iv) 5,171 shares held by the AET Savings and Profit Sharing Plan, in each case for the benefit of Mr. Allott.
 (7) Includes (i) 74,375 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days, (ii) 2,681 shares held by the AET Executive Deferred Compensation Plan Trust, and (iii) 3,250 shares held in the AET Savings and Profit Sharing Plan, in each case for the benefit of Mr. Abrahams.
 (8) Includes 37,500 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days.
     Excludes 61,500 shares held in trust for the benefit of Mr. O'Donnell's wife.
 (9) Includes 37,500 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days.
     Excludes 87,057 shares held in trusts for the benefit of Mr. Harmeling's children, of which Mr. Harmeling disclaims all beneficial interest.
(10) Includes 30,000 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days.
(11) Includes 33,750 shares of common stock issuable in connection with outstanding stock options exercisable within the next sixty days.
(12) Includes and excludes the shares described in notes (3) through (11).

                       DESCRIPTION OF THE EXCHANGE NOTES

      The outstanding notes were, and the exchange notes will be, issued under an indenture dated as of June 19, 2001 (the "Indenture") between the Company, as issuer, the Guarantor and Wells Fargo Bank Minnesota, National Association, as trustee (the "Trustee"), a copy of which will be made available upon request. Upon the issuance of the exchange notes or the effectiveness of the Shelf Registration Statement, the Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act").

      The following summary highlights certain material terms of the Indenture. Because this is a summary, it does not contain all of the information that is included in the Indenture. You should read the entire Indenture, including the definitions of certain terms used below, because it, and not this summary, defines your rights as holders of the Notes. You can find definitions of certain terms used in this description under the subheading "--Certain Definitions." In this description, the word "AET" or the "Company" refers only to Applied Extrusion Technologies, Inc. and not to any of its subsidiaries. We refer to the exchange notes offered hereby throughout this description as the "Exchange Notes," the outstanding notes as the "Outstanding Notes," and the Exchange Notes and the Outstanding Notes together as the "Notes." Section references are to sections of the Indenture.

General

      The Exchange Notes will be unsecured senior obligations of the Company limited to $275,000,000 aggregate principal amount. The Indenture provides for the issuance by the Company of Notes with a maximum aggregate principal amount of $275.0 million. The Exchange Notes will be issued solely in exchange for an equal principal amount of Outstanding Notes pursuant to the Exchange Offer. The form and terms of the Exchange Notes will be identical in all material respects to the form and terms of the Outstanding Notes except that: (i) the Exchange Notes will have been registered under the Securities Act and (ii) the registration rights and contingent interest reset provisions applicable to the Outstanding Notes are not applicable to the Exchange Notes. The Notes will be issued only in registered form without coupons, in denominations of $1,000 and integral multiples thereof. (Section 302) Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be transferable (subject to compliance with transfer restrictions imposed by applicable securities laws for so long as the Notes are not registered for resale under the Securities Act), at the corporate trust office or agency of the Trustee in The City of New York maintained for such purposes at 16 Wall Street, 4th Floor, Window #42, New York, New York 10015. (Sections 301 and 305) In addition, interest may be paid, at the option of the Company, by check mailed to the Person entitled thereto as shown on the security register. (Section 309) No service charge will be made for any transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Section 305)

Maturity, Interest and Principal Payments

      The Notes will mature on July 1, 2011. Except as otherwise described below, each Note will bear interest at the applicable rate set forth on the cover page hereof from June 19, 2001 or from the most recent interest payment date to which interest has been paid, payable in cash semiannually in arrears on January 1 and July 1 of each year, commencing, January 1, 2002, to the Person in whose name the Note (or any predecessor Note) is registered in the Note Register at the close of business on the December 15 or June 15 next preceding such interest payment date.

      As discussed under "The Exchange Offer," pursuant to the Registration Rights Agreement, the Company has agreed for the benefit of the holders of the Oustanding Notes, at the Company's cost, either (i) to effect a registered Exchange Offer under the Securities Act to exchange the Outstanding Notes for Exchange Notes, which will have terms identical in all material respects to the Outstanding Notes (except that the Exchange Notes will not contain terms with respect to transfer restrictions) or (ii) in the event that any changes in law or applicable interpretations of the staff of the Commission do not permit the Company to effect the Exchange Offer, or if for any other reason the Exchange Offer is not consummated within 150 days following the date of the original issue of the Outstanding Notes, or if any holder of the Outstanding Notes (other than any of the initial purchasers) is not eligible to participate in the Exchange Offer, or upon the request of any initial purchaser in certain circumstances, to register the Outstanding Notes for resale under the Securities Act through a shelf registration statement (the "Shelf Registration Statement"). In the event that either (a) the registration statement with respect to the Exchange Offer (the "Exchange Offer Registration Statement") is not filed with the Commission on or prior to the 30th calendar day following the date of original issue of the Outstanding Notes, (b) the Exchange Offer Registration Statement has not been declared effective on or prior to the 120th calendar day following the date of original issue of the Outstanding Notes or (c) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 150th calendar day following the date of original issue of the Outstanding Notes, the interest rate borne by the Outstanding Notes shall be increased by one-half of one percent per annum following such 30-day period in the case of (a) above, following such 120-day period in the case of clause (b) above or following such 150-day period in the case of clause (c) above. The aggregate amount of such increase from the original interest rate pursuant to these provisions will in no event exceed one-half of one percent per annum. Upon (x) the filing of the Exchange Offer Registration Statement after the 30-day period described in clause (a) above, (y) the effectiveness of the Exchange Offer Registration Statement after the 120-day period described in clause (b) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 150-day period described in clause (c) above, the interest rate borne by the Outstanding Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest rate. See "The Exchange Offer."

      Outstanding Notes that remain outstanding after the consummation of the Exchange Offer and Exchange Notes issued in connection with the Exchange Offer will be treated as a single class of securities under the Indenture.

Redemption

      Optional Redemption. The Notes will be redeemable at the option of the Company, in whole or in part, at any time on or after July 1, 2006, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest, if any, to the redemption date, if redeemed during the 12-month period beginning on July 1 of the years indicated below:

                                                                      Redemption
      Year                                                              Price
      ----                                                            ----------
      2006...........................................................  105.375%
      2007...........................................................  103.583%
      2008...........................................................  101.792%
      2009 and thereafter............................................    100.0%

      In addition, up to 35% of the initial aggregate principal amount of the Notes may be redeemed, from time to time, on or prior to July 1, 2004 at the option of the Company, within 60 days of one or more Qualified Equity Offerings with the net proceeds of such offerings at a redemption price equal to 110.75% of the principal amount, together with accrued and unpaid interest, if any, to the date of redemption (subject to the right of holders of record on relevant record dates to receive interest due on relevant interest payment dates); provided that after giving effect to such redemption at least 65% of the aggregate principal amount of the Notes originally issued remains outstanding.

      As described below, (a) upon the occurrence of a Change of Control, the Company is obligated to make an offer to purchase all outstanding Notes at a redemption price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase and (b) upon certain sales or other dispositions of assets, the Company may be obligated to make offers to purchase Notes with a portion of the Net Cash Proceeds of such sales or other dispositions at a redemption price of 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. See "Certain Covenants--Change of Control" and "--Limitation on Disposition of Proceeds of Asset Sales." (Sections 1015 and 1101)

      Selection and Notice. In the event that less than all of the Notes are to be redeemed at any time, selection of such Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Note of a principal amount of $1,000 or less shall be redeemed in part. Notice of redemption shall be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part only, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption and accepted for payment. (Sections 1104, 1105, 1107 and 1108)

Sinking Fund

      The Notes will not be entitled to the benefit of any sinking fund.

Note Guarantees

      AET shall cause each of its domestic Restricted Subsidiaries, including any Person that becomes a domestic Restricted Subsidiary after the date of the Indenture, to become a Guarantor under the Indenture. As of the date of the Indenture, the Company's only domestic Restricted Subsidiary was Applied Extrusion Technologies (Canada), Inc., which became a Guarantor. Applied Extrusion Technologies Limited, the Company's only non-domestic Restricted Subsidiary, did not guarantee the Notes. In addition, generally, if any Restricted Subsidiary becomes a guarantor or obligor in respect of any other Indebtedness of the Company or any other Restricted Subsidiary, the Company will cause such Restricted Subsidiary to Guarantee the Company's obligations under the Notes. See "--Certain Covenants--Limitation on Guarantees of Indebtedness by Restricted Subsidiaries."

      The Guarantors jointly and severally guarantee AET's obligations under the Notes on an unsecured senior basis. Each guarantee will be equal in right of payment to all existing and future unsecured unsubordinated Indebtedness of each Guarantor and senior in right of payment to all Subordinated Indebtedness of each Guarantor. The obligations of each Guarantor under its guarantee will be limited to the greatest amount that would not render its obligations under the guarantee subject to avoidance as a fraudulent conveyance or fraudulent transfer under applicable law.

      Each Guarantor that makes a payment or distribution of more than its proportionate share under a guarantee shall be entitled to a contribution from each other such Guarantor which has not paid its proportionate share of such payment or distribution.

      Under certain circumstances, AET will be able to designate current or future subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants set forth in the Indenture and will not guarantee the Notes. As of the date of the Indenture, all of the Company's Subsidiaries will be Restricted Subsidiaries.

      The Indenture provides that so long as no Default exists or would exist, the guarantee issued by any Guarantor and any Liens securing such guarantee shall be automatically and unconditionally released and discharged upon:

          (a) any sale, exchange or transfer to any Person that is not an Affiliate of AET of all of AET's Capital Stock in such Guarantor, which transaction is otherwise in compliance with the Indenture; or

          (b) the designation of such Restricted Subsidiary as an Unrestricted Subsidiary in accordance with the terms of the Indenture.

Ranking

      The Notes will be unsecured senior obligations of the Company and will be equal in right of payment to all existing and future unsecured unsubordinated Indebtedness and senior in right of payment to all

Subordinated Indebtedness of the Company. The Notes, however, will be effectively subordinated to secured senior Indebtedness of the Company with respect to the assets securing such Indebtedness, including Indebtedness under the Bank Credit Agreement. Additionally, the Notes will be effectively subordinated to all existing and future liabilities, including trade payables, of the Company's Subsidiaries that are not Guarantors. As of June 30, 2001, after giving effect to the offering of the Outstanding Notes and the application of the net proceeds therefrom, Indebtedness of the Company would have been approximately $288.2 million, of which $12.9 million would have been secured senior Indebtedness ($6.2 million of which would have been Indebtedness under the Bank Credit Agreement and $6.7 million of which would have been Indebtedness under the inventory note we issued in connection with the acquisition of the assets of QPF). The Company would have had no Subordinated Indebtedness as of such date. As of June 30, 2001, after giving effect to the offering of the Outstanding Notes and the application of the net proceeds therefrom, Indebtedness of the Guarantors would have been approximately $281.5 million (all of which would have been guarantees under the Bank Credit Agreement and the Notes). In addition, on June 30, subsidiaries of the Company that are not Guarantors would have had additional liabilities of less than $1.0 million. Subject to certain limitations, the Company and its Restricted Subsidiaries may incur additional Indebtedness in the future.

Certain Covenants

      The Indenture contains, among others, the covenants described below.

      Limitation on Indebtedness. (a) The Indenture provides that the Company will not create, incur, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of (collectively "incur") any Indebtedness (including any Acquired Indebtedness), other than Permitted Indebtedness, unless:

          (x) the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period (and after giving pro forma effect to:

                  (i) the incurrence of such Indebtedness and (if applicable)
            the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred and the application of such proceeds occurred at the beginning of such four-quarter period;

                  (ii) the incurrence, repayment or retirement of any other
            Indebtedness by the Company or its Restricted Subsidiaries since the first day of such four quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period; and

                  (iii) notwithstanding clause (d) of the definition of
            Consolidated Adjusted Net Income, the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity, business or division, or assets constituting any of the foregoing, acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition occurred at the beginning of such four-quarter period), would have been at least equal to (A) 2.0 to 1.0 for the period from the date of the Indenture through September 30, 2002 and (B) 2.25 to 1.0 for all periods thereafter, and

          (y) if such Indebtedness is Subordinated Indebtedness, such Indebtedness shall have an Average Life longer than the Average Life of the Notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the Notes.

      (b) The Company will not permit any Restricted Subsidiary to incur any Indebtedness (including any Acquired Indebtedness), other than Permitted Subsidiary Indebtedness, unless:

          (x) the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period (and after giving pro forma effect to the matters referred to in clauses (i), (ii) and (iii) in the parenthetical in paragraph (a) (x) of the "Limitation on Indebtedness" covenant), would have been at least equal to 3.0 to 1.0, provided that a non-domestic Restricted Subsidiary may incur any Indebtedness (including any Acquired Indebtedness) so long as at the time of such incurrence the Consolidated Fixed Charge Coverage Ratio for the four fiscal quarters immediately preceding the incurrence of such Indebtedness, taken as one period (and after giving pro forma effect to the matters referred to in clauses (i), (ii) and (iii) in the parenthetical in paragraph (a) (x) of the "Limitation on Indebtedness" covenant), would have complied with the ratio test in clause (x) of paragraph (a) of the "Limitation on Indebtedness" covenant, and

          (y) any Restricted Subsidiary that incurs any Indebtedness pursuant to clause (x) of this paragraph (b) shall Guarantee the Notes.

      (c) The Company shall not incur any Indebtedness that is expressly subordinated to any other Indebtedness of the Company unless such Indebtedness, by its terms or the terms of any agreement or instrument pursuant to which such Indebtedness is issued or outstanding, is also expressly made subordinate to the Notes at least to the extent it is subordinated to such other Indebtedness, except that the Notes shall not be required to become designated senior indebtedness or its equivalent due solely to the incurrence of such other Indebtedness in accordance with this sentence. (Section 1010)

      Limitation on Restricted Payments. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, take the following actions:

          (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable in shares of its Capital Stock or in options, warrants or other rights to purchase such Capital Stock, but excluding dividends or distributions payable in Redeemable Capital Stock or in options, warrants or other rights to purchase Redeemable Capital Stock),

          (ii) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any options, warrants or other rights to acquire such Capital Stock,

          (iii) make any principal payment on or repurchase, redeem, defease or otherwise acquire or retire for value, prior to a scheduled principal payment, scheduled sinking fund payment or maturity, any Subordinated Indebtedness, or

          (iv) make any Investment (other than any Permitted Investment) in any Person

(such payments or other actions described in (but not excluded from) clauses
(i) through (iv) are collectively referred to as "Restricted Payments"), unless at the time of and after giving effect to the proposed Restricted Payment (the amount of any such Restricted Payment, if other than cash, as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution):

          (1) no Default or Event of Default shall have occurred and be continuing,

          (2) the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant, and

          (3) the aggregate amount of all Restricted Payments declared or made after the date of the Indenture shall not exceed the sum of:

                  (A) 50% of the aggregate cumulative Consolidated Adjusted
            Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the Company's first fiscal quarter after the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of such proposed Restricted Payment (or, if such aggregate cumulative Consolidated Adjusted Net Income shall be a loss, minus 100% of such loss), plus

                  (B) the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any Restricted Subsidiary) of shares of Capital Stock of the Company (other than Redeemable Capital Stock) or warrants, options or rights to purchase such shares of Capital Stock of the Company, plus

                  (C) the aggregate net cash proceeds received after the date of the Indenture by the Company from the issuance or sale (other than to any Restricted Subsidiary) of debt securities that have been converted into or exchanged for Capital Stock of the Company (other than Redeemable Capital Stock) to the extent such debt securities were originally sold for cash, together with the aggregate cash received by the Company at the time of such conversion or exchange, plus

                  (D) to the extent not otherwise included in the Company's
            Consolidated Adjusted Net Income, the net reduction in Investments (other than reductions in Permitted Investments) constituting a Restricted Payment resulting from the payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or a Restricted Subsidiary or from the sale of such Investment after the date of the Indenture or from the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary (valued in each case as provided in the definition of Investment), not to exceed the total amount of Investments (other than Permitted Investments) after the date of the Indenture in such Unrestricted Subsidiary or such Investment by the Company and its Restricted Subsidiaries, plus

                  (E) $5,000,000.

      (b) Notwithstanding paragraph (a) above, the Company and its Restricted Subsidiaries may take the following actions so long as (with respect to clauses
(ii), (iii), (iv), (v) and (vi) below) no Default or Event of Default shall have occurred and be continuing:

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such declaration date such declaration complied with the provisions of paragraph (a) above;

          (ii) the purchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company, in exchange for, or out of the net cash proceeds of, a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Capital Stock (other than Redeemable Capital Stock) of the Company;

          (iii) the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Restricted Subsidiary) of shares of Capital Stock (other than Redeemable Capital Stock) of the Company;

          (iv) the repurchase of any Subordinated Indebtedness of the Company at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control pursuant to a provision similar to the "Change of Control" covenant; provided that prior to such repurchase the Company has made the Change of Control Offer as provided in such covenant with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

          (v) the purchase, redemption or other acquisition or retirement for value of Subordinated Indebtedness (other than Redeemable Capital Stock) in exchange for, or out of the net cash proceeds of a substantially concurrent incurrence (other than to a Restricted Subsidiary) of, Subordinated Indebtedness of the Company so long as:

                  (A) the principal amount of such new Indebtedness does not exceed the principal amount (or, if such Subordinated Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) of the Subordinated Indebtedness being so purchased, redeemed, acquired or retired, plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Subordinated Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing,

                  (B) such new Subordinated Indebtedness is subordinated to
            the Notes to the same extent as such Subordinated Indebtedness so purchased, redeemed, acquired or retired and

                  (C) such new Subordinated Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity of principal later than the final Stated Maturity of principal of the Notes;

          (vi) the purchase, redemption or other acquisition or retirement for value of shares of Common Stock of the Company issued pursuant to options granted by the Company in order to pay withholding taxes due as a result of income recognized upon the exercise of such options; provided that:

                  (1) the Company is required, by the terms of such options, to effect such purchase, redemption or other acquisition or retirement for value of such shares and

                  (2) the aggregate consideration paid by the Company for such shares so purchased, redeemed or otherwise acquired or retired for value does not exceed $2,000,000 during any fiscal year of the Company; and

          (vii) repurchases of Capital Stock of the Company deemed to occur upon the cashless exercise of stock options and warrants of the Company.

The actions described in clauses (i), (ii), (iii), (iv) and (vi) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph (b) but shall reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph
(a) (provided that any dividend paid pursuant to clause (i) of this paragraph
(b) shall reduce the amount that would otherwise be available under clause (3) of paragraph (a) when declared, but not also when subsequently paid pursuant to such clause (i)) and the actions described in clauses (v) and (vii) of this paragraph (b) shall be Restricted Payments that shall be permitted to be taken in accordance with this paragraph and shall not reduce the amount that would otherwise be available for Restricted Payments under clause (3) of paragraph
(a).

      (c) In computing Consolidated Adjusted Net Income of the Company under paragraph (a) above:

          (1) the Company shall use audited financial statements for the portions of the relevant period for which audited financial statements are available on the date of determination and unaudited financial statements and other current financial data based on the books and records of the Company for the remaining portion of such period and

          (2) the Company shall be permitted to rely in good faith on the financial statements and other financial data derived from the books and records of the Company that are available on the date of determination. If the Company makes a Restricted Payment which, at the time of the making of such Restricted Payment would in the good faith determination of the Company be permitted under the requirements of the Indenture, such Restricted Payment shall be deemed to have been made in compliance with the Indenture notwithstanding any subsequent adjustments made in good faith to the Company's financial statements affecting Consolidated Adjusted Net Income of the Company for any period. (Section 1011)

      Limitation on Issuances and Sales of Restricted Subsidiary Stock. The Indenture provides that the Company:

          (i) will not permit any Restricted Subsidiary to issue any Capital Stock (other than to the Company or a Restricted Subsidiary) and

          (ii) will not permit any Person (other than the Company or a Restricted Subsidiary) to own any Capital Stock of any Restricted Subsidiary; provided, however, that this covenant shall not prohibit:

                  (1) the issuance and sale of all, but not less than all, of the issued and outstanding Capital Stock of any Restricted Subsidiary owned by the Company or any of its Restricted Subsidiaries in compliance with the other provisions of the Indenture, or

                  (2) the ownership by directors of director's qualifying
            shares or the ownership by foreign nationals of Capital Stock of any Restricted Subsidiary, to the extent mandated by applicable law. (Section 1012)

      Limitation on Transactions with Affiliates. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into any transaction with, or for the benefit of, any Affiliate of the Company or any beneficial owner of 5% or more of any class of the Company's Capital Stock at any time outstanding ("Interested Persons"), unless:

          (i) such transaction is among the Company and Restricted
    Subsidiaries or

          (ii) (A) such transaction is on terms that are no less favorable to the Company, or such Restricted Subsidiary, as the case may be, than those that could have been obtained in an arm's length transaction with third parties who are not Interested Persons and

          (B) (1) with respect to any transaction or series of related transactions involving the aggregate value in excess of $500,000, the Company delivers an Officer's Certificate to the Trustee certifying that such transaction or series of related transactions complies with clause
    (A) above and (2) with respect to any transaction or series of transactions involving aggregate value in excess of $2,500,000, either
    (i) such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the board of directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director, or (ii) the Company delivers to the Trustee a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction or series of related transactions for which an opinion is required stating that the transaction or series of related transactions is fair to the Company or Restricted Subsidiary from a financial point of view;

provided, however, that this covenant will not restrict the Company from paying reasonable compensation and fees to directors of the Company or any Restricted Subsidiary who are not employees of the Company or any Restricted Subsidiary. (Section 1013)

      Limitation on Liens. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind, except for Permitted Liens, on or with respect to any of its property or assets, whether owned at the date of the Indenture or thereafter acquired, or any income, profits or proceeds therefrom, or assign or otherwise convey any right to receive income thereon, unless (x) in the case of any Lien securing Subordinated Indebtedness, the Notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Lien and (y) in the case of any other Lien, the Notes are equally and ratably secured. (Section 1014)

      Change of Control. Upon the occurrence of a Change of Control, the Company shall be obligated to make an offer to purchase all of the then outstanding Notes (a "Change of Control Offer"), and shall purchase, on a business day (the "Change of Control Purchase Date") not more than 70 nor less than 60 days following the Change of Control, all of the then outstanding Notes validly tendered pursuant to such Change in Control Offer, at a purchase price (the "Change of Control Purchase Price") equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the Change of Control Purchase Date. The Change of Control Offer is required to remain open for at least 20 Business Days and until the close of business on the Change of Control Purchase Date.

      In order to effect such Change of Control Offer, the Company shall, not later than the 30th day after the Change of Control, mail to each Noteholder notice of the Change of Control Offer, which notice shall govern the terms of the Change of Control Offer and shall state, among other things, the procedures that Noteholders must follow to accept the Change of Control Offer.

      If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by Noteholders seeking to accept the Change of Control Offer. The Bank Credit Agreement prohibits the purchase of the Notes by the Company prior to full repayment of Indebtedness under the Bank Credit Agreement and the termination of the commitments thereunder and, upon a Change of Control, all amounts outstanding under the Bank Credit Agreement may become due and payable. There can be no assurance that in the event of a Change of Control the Company will be able to obtain the necessary consents from the lenders under the Bank Credit Agreement to consummate a Change of Control Offer. The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due would result in an Event of Default and would give the Trustee and the holders of the Notes the rights described under "--Events of Default."

      One of the events which constitutes a Change of Control under the Indenture is the disposition of "all or substantially all" of the Company's assets. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event holders of the Notes elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase.

      The existence of a holder's right to require the Company to purchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

      The definition of "Change of Control" in the Indenture is limited in scope. The provisions of the Indenture may not afford holders of Notes the right to require the Company to purchase such Notes in the event of a highly leveraged transaction or certain transactions with the Company's management or its affiliates, including a reorganization, restructuring, merger or similar transaction involving the Company (including, in certain circumstances, an acquisition of the Company by management or its affiliates) that may adversely affect holders of the Notes, if such transaction is not a transaction defined as a Change of Control and is otherwise in compliance with the covenants contained in the Indenture. See "--Certain Definitions" for the definition of "Change of Control."

      The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that a Change of Control occurs and the Company is required to purchase Notes as described above. (Section 1015)

      Limitation on Disposition of Proceeds of Asset Sales. (a) The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless:

          (i) such Asset Sale is for not less than the fair market value of the assets sold (as determined by the Board of Directors of the Company, whose determination shall be conclusive and evidenced by a Board Resolution) and

          (ii) the consideration received by the Company or the relevant Restricted Subsidiary in respect of such Asset Sale consists of at least 75% cash or Cash Equivalents; provided that the Company and its Restricted Subsidiaries may engage in Asset Sales for consideration not in the form of Cash Equivalents in amounts in excess of that permitted in this clause (ii), so long as (x) such excess consideration is in the form of Fully Traded Common Stock, (y) the aggregate fair market value of such Fully Traded Common Stock received by the Company and its Restricted Subsidiaries (measured as of the date of receipt) from all Asset Sales in reliance on this proviso since the date of the Indenture that has not been converted into cash or Cash Equivalents does not exceed $10,000,000 and (z) any Fully Traded Common Stock that is converted into cash or Cash Equivalents shall be applied as provided in paragraphs (b) and (c) of this "Limitation on Disposition of Proceeds of Asset Sales."

      (b) If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may use the Net Cash Proceeds thereof, within 12 months after such Asset Sale, to (i) repay or prepay any then outstanding Indebtedness of the Company or Indebtedness of any Restricted Subsidiary (other than Subordinated Indebtedness) or (ii) invest (or enter into a legally binding agreement to invest) in properties and assets to replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in a Permitted Business. If any such legally binding agreement to invest such Net Cash Proceeds is terminated, then the Company may, within 90 days of such termination or within 12 months of such Asset Sale, whichever is later, invest such Net Cash Proceeds as provided in clause (i) or (ii) (without regard to the parenthetical contained in such clause (ii)) above. The amount of such Net Cash Proceeds not so used as provided in any clauses (i) and (ii) above constitutes "Excess Proceeds."

      (c) When the aggregate amount of Excess Proceeds exceeds $10,000,000, the Company shall, within 15 business days, make an offer to purchase (an "Excess Proceeds Offer") from all holders of Notes and from the holders of Pari Passu Indebtedness, if any, to the extent required by the terms thereof, on a pro rata basis, in accordance with the procedures set forth below, the maximum principal amount (expressed as a multiple of $1,000) of Notes and Pari Passu Indebtedness, if any, that may be purchased with the Excess Proceeds. The offer price as to each Note and Pari Passu Indebtedness, if any, shall be payable in cash in an amount equal to 100% of the principal amount of such Note and Pari Passu Indebtedness, if any, plus accrued and unpaid interest, if any, to the date such Excess Proceeds Offer is consummated. To the extent that the aggregate principal amount of Notes and Pari Passu Indebtedness, if any, tendered pursuant to an Excess Proceeds Offer is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes. If the aggregate principal amount of Notes and Pari Passu Indebtedness, if any, validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, Notes and Pari Passu Indebtedness, if any, to be purchased will be selected on a pro rata basis on the basis of the aggregate principal amount of the tendered Notes and Pari Passu Indebtedness, if any. Upon completion of such offer to purchase, the amount of Excess Proceeds shall be reset to zero. (Section 1016)

      Limitation on Guarantees of Indebtedness by Restricted
Subsidiaries. (a) The Indenture provides that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company or any Indebtedness of any other Restricted Subsidiary unless:

          (i) (A) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for an unsubordinated Guarantee of payment of the Notes by such Restricted Subsidiary and (B) with respect to any guarantee of Subordinated Indebtedness by a Restricted Subsidiary, any such guarantee shall be subordinated to such Restricted Subsidiary's Guarantee with respect to the Notes at least to the same extent as such Subordinated Indebtedness is subordinated to the Notes;

          (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

          (iii) such Restricted Subsidiary shall appoint CT Corporation in the City of New York as its agent for the service of process; and

          (iv) such Restricted Subsidiary shall deliver to the Trustee an Opinion of Counsel to the effect that (A) such appointment of CT Corporation is valid, (B) such Guarantee of the Notes has been duly executed and authorized and (C) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity;

provided that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary that (x) existed at the time such Person became a Restricted Subsidiary of the Company and (y) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company; and provided further that the provisions of this paragraph (a) shall not apply to the guarantee by any non-domestic Restricted Subsidiary of the payment of any Indebtedness of any other non-domestic Restricted Subsidiary that was permitted to be incurred by the Indenture.

      (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon (i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture), (ii) the merger of such Restricted Subsidiary into the Company or a Restricted Subsidiary (provided the surviving Restricted Subsidiary assumes the Guarantee) or the liquidation and dissolution of such Restricted Subsidiary (in each case to the extent not prohibited by the Indenture) or
(iii) the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee. (Section 1017)

      Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Indenture provides that the Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (a) pay dividends, in cash or otherwise, or make any other distributions on or in respect of its Capital Stock, (b) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (c) make loans or advances to the Company or any other Restricted Subsidiary, (d) transfer any of its properties or assets to the Company or any other Restricted Subsidiary or (e) guarantee any Indebtedness of the Company or any other Restricted Subsidiary, except for such encumbrances or restrictions existing under or by reason of (i) applicable law, (ii) customary non-assignment provisions of any lease governing a leasehold interest of the Company or any Restricted Subsidiary, (iii) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired (vi) encumbrances or restrictions under the Bank Credit Agreement as such agreement existed on the Closing Date, or (v) any agreement providing for the incurrence of Indebtedness of Restricted Subsidiaries pursuant to either clause (x) of paragraph (b) of the "Limitation on Indebtedness" covenant or clause (vii) of the definition of Permitted Subsidiary Indebtedness; provided that any Restricted Subsidiary that becomes subject to any such encumbrances or restrictions pursuant to this clause (iv) shall Guarantee the Notes. (Section 1018)

      Restriction on Transfer of Assets to Subsidiaries. The Indenture provides that the Company will not sell, convey, transfer or otherwise dispose of its assets or property to any of its Subsidiaries that are not Guarantors, except for sales, conveyances, transfers or other dispositions (a) of assets or property having an aggregate fair market value no greater than $5,000,000 made after the date of the Indenture and in the ordinary course of business; or (b) of assets or property having a fair market value not in excess of the amount of Investments (other than Permitted Investments) then permitted to be made pursuant to the "Limitation on Restricted Payments" covenant. The amount of any sale, conveyance, transfer or other disposition permitted

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

pursuant to clause (b) of this covenant will be treated as the payment of a Restricted Payment in calculating the amount of Restricted Payments made by the Company. (Section 1019)

      Reports. The Indenture requires that the Company must file on a timely basis with the Commission, to the extent such filings are accepted by the Commission and whether or not the Company has a class of securities registered under the Exchange Act, the annual reports, quarterly reports and other documents that the Company would be required to file if it were subject to
Section 13 or 15 of the Exchange Act. The Company is also required (a) to file with the Trustee, and provide to each holder of Notes, without cost to such holder, copies of such reports and documents within 15 days after the date on which the Company files such reports and documents with the Commission or the date on which the Company would be required to file such reports and documents if the Company were so required and (b) if filing such reports and documents with the Commission is not accepted by the Commission or is prohibited under the Exchange Act, to supply at the Company's cost copies of such reports and documents to any prospective holder of Notes promptly upon written request. (Section 1009)

Merger, Consolidation and Sale of Assets, etc.

      The Company will not, in any transaction or series of transactions, merge or consolidate with or into, or sell, assign, transfer, lease or otherwise dispose of all or substantially all of its properties and assets as an entirety to, any Person or Persons, and the Company will not permit any Restricted Subsidiary to enter into any such transaction or series of transactions if such transaction or series of transactions, in the aggregate, would result in a sale, assignment, transfer, lease or other disposition of all or substantially all of the properties and assets of the Company and its Restricted Subsidiaries on a consolidated basis to any other Person or Persons, unless at the time and after giving effect thereto (i) either (A) if the transaction or transactions is a merger or consolidation, the Company shall be the surviving Person of such merger or consolidation, or (B) the Person formed by such consolidation or into which the Company or such Restricted Subsidiary is merged or to which the properties and assets of the Company or such Restricted Subsidiary, as the case may be, substantially as an entirety, are sold, assigned, transferred, leased or otherwise disposed of (any such surviving Person or transferee Person being the "Surviving Entity") shall be a corporation organized and existing under the laws of the United States of America, any state thereof or the District of Columbia and shall expressly assume by a supplemental indenture executed and delivered to the Trustee, in form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, and, in each case, the Indenture shall remain in full force and effect; (ii) immediately before and immediately after giving effect to such transaction or series of transactions on a pro forma basis (including, without limitation, any Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction or series of transactions), no Default or Event of Default shall have occurred and be continuing and the Company or the Surviving Entity, as the case may be, after giving effect to such transaction or series of transactions on a pro forma basis, could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant; and (iii) immediately after giving effect to such transaction or series of transactions on a pro forma basis, the Consolidated Net Worth of the Company or the Surviving Entity, as the case may be, is at least equal to the Consolidated Net Worth of the Company immediately before such transaction or series of transactions. (Section 801)

      In connection with any consolidation, merger, transfer, lease or other disposition contemplated hereby, the Company shall deliver, or cause to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an Officers' Certificate stating that such consolidation, merger, transfer, lease or other disposition and the supplemental indenture in respect thereto comply with the requirements under the Indenture and an Opinion of Counsel stating that the requirements of clause (i) of the preceding paragraph have been complied with.

      Upon any consolidation or merger or any sale, assignment, transfer, lease or other disposition of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the continuing corporation, the Surviving Entity shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor corporation had been named as the Company therein, and thereafter the Company, except in the case of a lease, will be discharged from all obligations and covenants under the Indenture and the Notes.

Events of Default

      The following are "Events of Default" under the Indenture:

          (i) default in the payment of the principal of or premium, if any, when due and payable, on any of the Notes; or

          (ii) default in the payment of an installment of interest on any of the Notes, when due and payable, for 30 days; or

          (iii) default in the performance or breach of the provisions of the "Merger, Consolidation and Sale of Assets" section of the Indenture, the failure to make or consummate a Change in Control Offer in accordance with the provisions of the "Change in Control" covenant or the failure to make or consummate an Excess Proceeds Offer in accordance with the provisions of the "Limitation on Disposition of Proceeds of Asset Sales" covenant; or

          (iv) the Company or any Guarantor shall fail to perform or observe any other term, covenant or agreement contained in the Notes, any Guarantee or the Indenture (other than a default specified in (i), (ii) or (iii) above) for a period of 30 days after written notice of such failure requiring the Company to remedy the same shall have been given
    (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

          (v) default or defaults under one or more mortgages, bonds, debentures or other evidences of Indebtedness under which the Company or any Significant Subsidiary then has outstanding Indebtedness in excess of $5,000,000, individually or in the aggregate, and either (a) such Indebtedness is already due and payable in full or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness; or

          (vi) one or more final judgments, orders or decrees of any court or regulatory or administrative agency of competent jurisdiction for the payment of money in excess of $5,000,000, either individually or in the aggregate, shall be entered against the Company or any of its Significant Subsidiaries or any of their respective properties and shall not be discharged or fully bonded and there shall have been a period of 60 days after the date on which any period for appeal has expired and during which a stay of enforcement of such judgment, order or decree shall not be in effect; or

          (vii) (A) any holder of at least $5,000,000 in aggregate principal amount of secured Indebtedness of the Company or of any Significant Subsidiary as to which a default has occurred and is continuing shall commence judicial proceedings (which proceedings shall remain unstayed for 5 Business Days) to foreclose upon assets of the Company or any Significant Subsidiary having an aggregate Fair Market Value, individually or in the aggregate, in excess of $5,000,000 or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure or
    (B) any action described in the foregoing clause (A) shall result in any court of competent jurisdiction issuing any order for the seizure of such assets; or

          (viii) any Guarantee ceases to be in full force and effect or is declared null and void or any Guarantor denies that it has any further liability under any Guarantee, or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture) and such condition shall have continued for a period of 30 days after written notice of such failure requiring the Guarantor and the Company to remedy the same shall have

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

    been given (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of 25% in aggregate principal amount of the Notes then outstanding; or

          (ix) the occurrence of certain events of bankruptcy, insolvency or reorganization with respect to the Company or any Significant
    Subsidiary.

      If an Event of Default (other than as specified in clause (ix) above) shall occur and be continuing, the Trustee, by notice to the Company, or the holders of at least 25% in aggregate principal amount of the Notes then outstanding, by notice to the Trustee and the Company, may declare the principal of, premium, if any, and accrued interest on all of the outstanding Notes due and payable immediately, upon which declaration all amounts payable in respect of the Notes shall be immediately due and payable. If an Event of Default specified in clause (ix) above occurs and is continuing, then the principal of, premium, if any, and accrued interest on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes. (Section 502)

      After a declaration of acceleration under the Indenture, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Company and the Trustee, may rescind such declaration if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes, (iii) the principal of and premium, if any, on any Notes which have become due otherwise than by such declaration of acceleration and interest thereon at the rate borne by the Notes, and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest and overdue principal at the rate borne by the Notes which has become due otherwise than by such declaration of acceleration; (b) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction; and (c) all Events of Default, other than the nonpayment of principal of, premium, if any, and interest on the Notes that has become due solely by such declaration of acceleration, have been cured or waived. (Section 502)

      The holders of not less than a majority in aggregate principal amount of the outstanding Notes may on behalf of the holders of all the Notes waive any past defaults under the Indenture, except a default in the payment of the principal of, premium, if any, or interest on any Note, or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note outstanding. (Section 513)

      No holder of any of the Notes has any right to institute any proceeding with respect to the Indenture or any remedy thereunder, unless the holders of at least 25% in aggregate principal amount of the outstanding Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as Trustee under the Notes and the Indenture, the Trustee has failed to institute such proceeding within 15 days after receipt of such notice and the Trustee, within such 15-day period, has not received directions inconsistent with such written request by holders of a majority in aggregate principal amount of the outstanding Notes. Such limitations do not apply, however, to a suit instituted by a holder of a Note for the enforcement of the payment of the principal of, premium, if any, or interest on such Note on or after the respective due dates expressed in such Note. (Section 507 and 508)

      During the existence of an Event of Default, the Trustee is required to exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise thereof as a prudent person would exercise under the circumstances in the conduct of such person's own affairs. Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default shall occur and be continuing, the Trustee under the Indenture is not under any obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Noteholders unless such holders shall have offered to the Trustee reasonable security or indemnity. Subject to certain provisions concerning the rights of the

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

Trustee, the holders of a majority in aggregate principal amount of the outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee under the Indenture. (Sections 512 and 602)

      If a Default or an Event of Default occurs and is continuing and is known to the Trustee, the Trustee shall mail to each holder of the Notes notice of the Default or Event of Default within 5 days after the occurrence thereof. Except in the case of a Default or an Event of Default in payment of principal of, premium, if any, or interest on any Notes, the Trustee may withhold the notice to the holders of such Notes if a committee of its Trust Officers in good faith determines that withholding the notice is in the interest of the Noteholders. (Section 601)

      The Company is required to furnish to the Trustee annual and quarterly statements as to the performance by the Company and the Guarantors of their respective obligations under the Indenture and as to any default in such performance. The Company is also required to notify the Trustee within ten days of any Default.

Defeasance or Covenant Defeasance of Indenture

      The Company may, at its option and at any time, terminate the obligations of the Company and the Guarantors with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations to issue temporary Notes, register the transfer or exchange of any Notes, replace mutilated, destroyed, lost or stolen Notes and maintain an office or agency for payments in respect of the Notes, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate the obligations of the Company and any Guarantor with respect to certain covenants that are set forth in the Indenture, some of which are described under "Certain Covenants" above, and any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes ("covenant defeasance").

      In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes to redemption or maturity; (ii) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance or covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred (in the case of defeasance, such opinion must refer to and be based upon a published ruling of the Internal Revenue Service or a change in applicable federal income tax laws since the Closing Date); (iii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit; (iv) such defeasance or covenant defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company or any Guarantor; (v) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a default under, any material agreement or instrument to which the Company or any Guarantor is a party or by which it is bound; (vi) the Company shall have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and (vii) the Company shall have delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture to either defeasance or covenant defeasance, as the case may be, have been complied with. (Section 1204)

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

Satisfaction and Discharge

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

         (x) either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all Notes not theretofore delivered to the Trustee for cancellation have (x) become due and payable, (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice, and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

         (xi) the Company has paid all other sums payable under the Indenture by the Company; and

         (xii) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel satisfactory to the Trustee, which, taken together, state that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with. (Section 401)

Amendments and Waivers

     From time to time, the Company and the Trustee may, without the consent of the Noteholders, amend, waive or supplement the Indenture or the Notes for certain specified purposes, including, among other things, curing ambiguities, defects or inconsistencies, qualifying, or maintaining the qualification of, the Indenture under the Trust Indenture Act of 1939, or making any change that does not adversely affect the rights of any Noteholder, provided, however, that the Company has delivered to the Trustee an Opinion of Counsel stating that such change does not adversely affect the rights of any Noteholder. Other amendments and modifications of the Indenture or the Notes may be made by the Company and the Trustee with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding Notes; provided however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby, (i) reduce the principal amount of, extend the fixed maturity of or alter the redemption provisions of, the Notes, (ii) change the currency in which any Notes or any premium or the interest thereon is payable, (iii) reduce the percentage in principal amount of outstanding Notes that must consent to an amendment, supplement or waiver or consent to take any action under the Indenture or the Notes, (iv) impair the right to institute suit for the enforcement of any payment on or with respect to the Notes, (v) waive a default in payment with respect to the Notes, (vi) alter the Company's obligation to purchase the Notes in accordance with the Indenture or waive any default in the performance thereof, (vii) reduce or change the rate or time for payment of interest on the Notes, or
(viii) release any Guarantor from any of its obligations under its Guarantee or the Indenture other than in accordance with the terms of the Indenture. (Sections 901 and 902)

The Trustee

     The Indenture provides that, except during the continuance of an Event of Default, the Trustee thereunder will perform only such duties as are specifically set forth in the Indenture. If an Event of Default

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

has occurred and is continuing, the Trustee will exercise such rights and powers vested in it under the Indenture and use the same degree of care and skill in its exercise as a prudent Person would exercise under the circumstances in the conduct of such Person's own affairs. (Section 602)

      The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee thereunder, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest (as defined), it must eliminate such conflict or resign.

Governing Law

      The Indenture and the Notes will be governed by the laws of the State of New York, without regard to the principles of conflicts of law.

Certain Definitions

      "Acquired Indebtedness" means Indebtedness of a Person

          (a) assumed in connection with an Asset Acquisition from such Person or

          (b) existing at the time such Person becomes a subsidiary of any other Person (other than any Indebtedness incurred in connection with, or in contemplation of, such Asset Acquisition or such Person becoming such a subsidiary).

      "Affiliate" means, with respect to any specified Person, any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person.

      "Asset Acquisition" means (a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or any such Person shall be merged with or into the Company or any Restricted Subsidiary or (b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person which constitute all or substantially all of the assets of such Person or any division or line of business of such Person.

      "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition to any Person other than the Company or a Restricted Subsidiary, in one or a series of related transactions, of:

          (a) any Capital Stock of any Restricted Subsidiary held by the Company or any Restricted Subsidiary;

          (b) all or substantially all of the properties and assets of any division or line of business of the Company or any Restricted
    Subsidiary; or

          (c) any other properties or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business.

      For the purposes of this definition, the term "Asset Sale" shall not include any sale, issuance, conveyance, transfer, lease or other disposition of properties or assets:

          (i) that is governed by the provisions of the Indenture governing "Merger, Consolidation and Sale of Assets,"

          (ii) to an Unrestricted Subsidiary, if permitted under the "Limitation on Restricted Payments" covenant or

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

          (iii) having a fair market value of less than $500,000 in any transaction or series of related transactions.

      "Average Life" means, with respect to any Indebtedness, as at any date of determination, the quotient obtained by dividing

          (a) the sum of the products of (i) the number of years from such date to the date or dates of each successive scheduled principal payment (including, without limitation, any sinking fund requirements) of such Indebtedness multiplied by (ii) the amount of each such principal payment by

          (b) the sum of all such principal payments.

      "Bank Credit Agreement" means the Credit Agreement dated as of April 7, 1994 and amended and restated as of January 29, 1998, as amended by Waiver and Amendment No. 1 dated as of December 16, 1998, further amended and restated as of March 15, 1999, further amended by Amendment No. 1 dated as of April 23, 1999, further amended and restated as of April 12, 2000 and September 30, 2000, further amended by Amendment No. 1 dated as of December 31, 2000, further amended and restated as of April 15, 2001 and further amended as of June 15, 2001, among the Company and the Banks as in effect on June 19, 2001, and as such Agreement may be amended, restated, renewed, extended, supplemented, replaced, substituted, refinanced or otherwise modified from time to time.

      "Banks" means the banks and other financial institutions from time to time that are lenders under the Bank Credit Agreement.

      "Capital Stock" means, with respect to any Person, any and all shares, interests, participations, rights in or other equivalents (however designated) of such Person's capital stock, and any rights (other than debt securities convertible into capital stock), warrants or options exchangeable for or convertible into such capital stock.

      "Capitalized Lease Obligation" means any obligation under a lease of (or other agreement conveying the right to use) any property (whether real, personal or mixed) that is required to be classified and accounted for as a capital lease obligation under GAAP, and, for the purpose of the Indenture, the amount of such obligation at any date shall be the capitalized amount thereof at such date, determined in accordance with GAAP.

      "Cash Equivalents" means:

          (i) any evidence of Indebtedness with a maturity of 180 days or less issued or directly and fully guaranteed or insured by the United States of America or any agency or instrumentality thereof (provided that the full faith and credit of the United States of America is pledged in support thereof);

          (ii) certificates of deposit or acceptances with a maturity of 180 days or less of any financial institution that is a member of the Federal Reserve System having combined capital and surplus and undivided profits of not less than $500,000,000; and

          (iii) commercial paper with a maturity of 180 days or less issued by a corporation that is not an Affiliate of the Company and is organized under the laws of any state of the United States or the District of Columbia and rated at least A-1 by S&P or at least P-1 by Moody's.

      "Change of Control" means the occurrence of any of the following events:

          (a) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) is or becomes the ultimate "beneficial owner" (as defined in Rules 13d-3 and 13d-5

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

    under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total Voting Stock of the Company;

          (b) the Company consolidates with, or merges with or into, another Person or sells, assigns, conveys, transfers, leases or otherwise disposes of all or substantially all of its assets to any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction

                  (i) where the outstanding Voting Stock of the Company is
            converted into or exchanged for

                        (1) Voting Stock (other than Redeemable Capital Stock)
                  of the surviving or transferee corporation or a corporation in control of such surviving or transferee corporation or

                        (2) cash, securities and other property in an amount
                  that could be paid by the Company as a Restricted Payment under the Indenture and

                  (ii) immediately after such transaction no "person" or
            "group" (as such terms are used in Sections 13(d) and, 14(d) of the Exchange Act) is the ultimate "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have "beneficial ownership" of all securities that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 40% of the total Voting Stock of the surviving or transferee corporation or of a corporation in control of such surviving or transferee corporation; or

          (c) during any consecutive two-year period, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Company then in office.

      "Closing Date" means June 19, 2001.

      "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Securities Act, Exchange Act and Trust Indenture Act then the body performing such duties at such time.

      "Common Stock" means, with respect to any Person, any and all shares, interests or other participations in, and other equivalents (however, designated and whether voting or nonvoting) of, such Person's common stock, whether outstanding at the Closing Date, and includes, without limitation, all series and classes of such common stock.

      "Consolidated Adjusted Net Income" means, for any period, the consolidated net income (or loss) of the Company and its Restricted Subsidiaries for such period as determined in accordance with GAAP, adjusted by excluding

          (a) net after-tax extraordinary gains or losses (less all fees and expenses relating thereto),


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          (b) net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions,

          (c) the net income (or net loss) of any Person (other than the Company or a Restricted Subsidiary), including Unrestricted Subsidiaries, in which the Company or any of its Restricted Subsidiaries has an ownership interest, except to the extent of the amount of dividends or other distributions actually paid to the Company or its Restricted Subsidiaries in cash by such other Person during such period,

          (d) net income (or net loss) of any Person combined with the Company or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, and

          (e) the net income of any Restricted Subsidiary to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary is not at the date of determination permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders.

      "Consolidated Fixed Charge Coverage Ratio" means, for any period, the ratio of:

          (a) the sum of Consolidated Adjusted Net Income, Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges, in each case, for such period, of the Company and its Restricted Subsidiaries on a consolidated basis, all determined in accordance with GAAP, to

          (b) the sum of such Consolidated Interest Expense for such period; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period, (ii) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period, and (iii) notwithstanding clauses (i) and (ii) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Rate Protection Obligations, shall be deemed to have accrued at the rate per annum resulting after giving effect to the operation of such agreements.

      "Consolidated Income Tax Expense" means, for any period, the provision for federal, state, local and foreign income taxes of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP.

      "Consolidated Interest Expense" means, for any period, without duplication, the sum of:

          (i) the interest expense of the Company and its Restricted Subsidiaries for such period as determined on a consolidated basis in accordance with GAAP, including, without limitation,

                  (a) any amortization of debt discount,

                  (b) the net cost under Interest Rate Protection Obligations
            (including any amortization of discounts),

                  (c) the interest portion of any deferred payment obligation,

                  (d) all commissions, discounts and other fees and charges
            owed with respect to letters of credit and bankers' acceptance financing and

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

                  (e) all accrued interest,

          (ii) the interest expense on Indebtedness of any Person (other than the Company or any Restricted Subsidiary) guaranteed by the Company or any Restricted Subsidiary,

          (iii) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and its Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP and

          (iv) the aggregate dividends paid or accrued, without duplication, (other than dividends paid in Common Stock of the Company) on Preferred Stock of the Company, to the extent such Preferred Stock is owned by Persons other than the Company's Restricted Subsidiaries.

      "Consolidated Net Worth" means, at any date, the consolidated stockholders' equity of the Company less the amount of such stockholders' equity attributable to Redeemable Capital Stock or treasury stock of the Company and its Restricted Subsidiaries, as determined in accordance with GAAP.

      "Consolidated Non-cash Charges" means, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and its Restricted Subsidiaries reducing Consolidated Adjusted Net Income for such period, determined on a consolidated basis in accordance with GAAP (excluding any such non-cash charge which requires an accrual of or reserve for cash charges for any future period).

      "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

      "Disinterested Director" means, with respect to any transaction or series of transactions in respect of which the Board of Directors is required to deliver a resolution of the Board of Directors under the Indenture, a member of the Board of Directors who does not have any material direct or indirect financial interest in or with respect to such transaction or series of transactions.

      "domestic Restricted Subsidiary" means any Restricted Subsidiary that was formed under the laws of the United States or any state thereof or dependency thereof or the District of Columbia.

      "Event of Default" has the meaning set forth under "Events of Default" herein.

      "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

      "Exchange Notes" means the Notes issued pursuant to the Exchange Offer.

      "Exchange Offer" means the exchange offer that may be effected pursuant to the Registration Rights Agreement.

      "Fully Traded Common Stock" means Common Stock issued by any corporation if:

          (A) such Common Stock is listed on either The New York Stock Exchange, The American Stock Exchange or The London Stock Exchange or is included for trading privileges in the National Market System of the National Association of Securities Dealers Automated Quotation System; provided that such Common Stock is freely tradeable under the Securities Act (or, in the case of The London Stock Exchange, any applicable law, rule or regulation) upon issuance; and

          (B) such Common Stock does not constitute more than 15% of the issued and outstanding Common Stock of such corporation held by Persons other than 10% holders of such Common Stock and Affiliates and insiders of such corporation.

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

      "GAAP" means generally accepted accounting principles, consistently applied, that are set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States of America, which are applicable as of the Closing Date.

      "guarantee" means, as applied to any obligation:

          (i) a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner, of any part or all of such obligation and

          (ii) an agreement, direct or indirect, contingent or otherwise, the practical effect of which is to assure in any way the payment or performance (or payment of damages in the event of non-performance) of all or any part of such obligation, including, without limiting the foregoing, the payment of amounts drawn down by letters of credit.

      "Guarantee" means any guarantee of the Notes by any Restricted Subsidiary in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning.

      "Guarantor" means each Restricted Subsidiary that executes the Indenture and any other Restricted Subsidiary that incurs a Guarantee, provided that upon the release and discharge of any Person from its Guarantor in accordance with the Indenture, such person shall cease to be a Guarantor.

      "Indebtedness" means, with respect to any Person, without duplication:

          (a) all liabilities of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities incurred in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit, bankers' acceptance or other similar credit transaction and in connection with any agreement to purchase, redeem, exchange, convert or otherwise acquire for value any Capital Stock of such Person, or any warrants, rights or options to acquire such Capital Stock, now or hereafter outstanding, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP,

          (b) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, if, and to the extent, any of the foregoing would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP,

          (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade accounts payable arising in the ordinary course of business,

          (d) all Capitalized Lease Obligations of such Person,

          (e) all Indebtedness referred to in the preceding clauses of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien upon property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness (the amount of such obligation being deemed to be the lesser of the value of such property or asset or the amount of the obligation so secured),

          (f) all guarantees by such Person of Indebtedness referred to in this definition,

          (g) all Redeemable Capital Stock of such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued dividends,

          (h) all obligations of such Person under or in respect of currency exchange contracts and Interest Rate Protection Obligations, and

          (i) any amendment, supplement, modification, deferral, renewal, extension or refunding of any liability of such Person of the types referred to in clauses (a) through (h) above.

For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Redeemable Capital Stock, such fair market value shall be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

      "Interest Rate Protection Obligations" means the obligations of any Person pursuant to any arrangement with any other Person whereby, directly or indirectly, such person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

      "Investment" means, with respect to any Person, any direct or indirect loan or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person. In addition, the fair market value of the net assets of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary shall be deemed to be an "Investment" made by the Company in such Unrestricted Subsidiary at such time. "Investments" shall exclude extensions of trade credit on commercially reasonable terms in accordance with normal trade practices.

      "Lien" means any mortgage, charge, pledge, lien (statutory or other), security interest, hypothecation, assignment for security, claim, or preference or priority or other encumbrance upon or with respect to any property of any kind. A Person shall be deemed to own subject to a Lien any property which such Person has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement.

      "Maturity" means, with respect to any Note, the date on which any principal of such Note becomes due and payable as therein or herein provided, whether at the Stated Maturity with respect to such principal or by declaration of acceleration, call for redemption or purchase or otherwise.

      "Moody's" means Moody's Investors Service, Inc. and its successors.

      "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds thereof in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary of the Company), net of:

          (i) brokerage commissions and other fees and expenses (including fees and expenses of legal counsel and investment banks) related to such Asset Sale,

          (ii) provisions for all taxes payable as a result of such Asset
    Sale,

          (iii) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale, and

          (iv) amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve established in accordance with GAAP consistently applied against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an Officers' Certificate delivered to the Trustee.

      "Note Register" means the register maintained by or for the Company in which the Company shall provide for the registration of the Notes and of transfer of the Notes.

      "Pari Passu Indebtedness" means Indebtedness of the Company which is, pari passu with the Notes and, with respect to any Guarantee, Indebtedness which is pari passu with such Guarantee.

      "Permitted Business" means any business conducted by the Company or its Restricted Subsidiaries, as the case may be, on the Closing Date and any other businesses reasonably related or ancillary thereto.

      "Permitted Indebtedness" means any of the following:

          (i) Indebtedness of the Company under the Bank Credit Agreement in an aggregate principal amount not to exceed $95 million at any one time outstanding;

          (ii) Indebtedness of the Company under the Notes;

          (iii) Indebtedness of the Company outstanding on the date of the Indenture (other than under the Bank Credit Agreement) as evidenced on a certificate provided by the Company on the Closing Date;

          (iv) obligations of the Company pursuant to Interest Rate Protection Obligations, which obligations do not exceed the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations and obligations under currency exchange contracts entered into in the ordinary course of business;

          (v) Indebtedness of the Company to any Restricted Subsidiaries; provided that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to a Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company or other obligor not permitted by this clause (v);

          (vi) Indebtedness of the Company consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock of Restricted Subsidiaries;

          (vii) letters of credit in the amount not to exceed $6,500,000 at any one time outstanding, all or a portion of which may be incurred under the Bank Credit Agreement, in addition to the amount permitted to be incurred under the Bank Credit Agreement pursuant to clauses (i) and
    (x) of this definition;

          (viii) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by the Company of any Indebtedness of the Company other than Indebtedness incurred pursuant to clauses (i), (iv), (v), (vi), (vii) and (ix) or (x) of this definition, including any successive refinancings by the Company, so long as (A) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by the Company as necessary to accomplish such refinancing, plus the amount of expenses of the Company incurred in connection with such refinancing, (B) in the case of any refinancing of Subordinated Indebtedness, such new Indebtedness is made subordinate to the Notes at least to the same extent as the Indebtedness being refinanced and (C) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity later than the final Stated Maturity of the Notes;

          (ix) Indebtedness of the Company or any Guarantor represented by Capitalized Lease Obligations or Purchase Money Obligations or other Indebtedness incurred or assumed in connection with the acquisition or development of real or personal, movable or immovable, property in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Guarantor, as the case may be, in an aggregate principal amount pursuant to this clause
    (ix) not to exceed $10,000,000 outstanding at any time; provided that the principal amount of any Indebtedness permitted under this clause
    (ix) did not in each case at the time of incurrence exceed the Fair Market Value, as determined by the Company in good faith, of the acquired or constructed asset or improvement so financed; and

          (x) Indebtedness in an aggregate principal amount not in excess of $30,000,000 at any one time outstanding, less the amount of Permitted Subsidiary Indebtedness then outstanding pursuant to clause (vii) of the definition thereof. All or a portion of the Permitted Indebtedness referred to in this clause (x) may be incurred under the Bank Credit Agreement, in addition to the amounts permitted to be incurred under the Bank Credit Agreement pursuant to clauses (i) and (vii) of this definition.

      "Permitted Investments" means any of the following:

          (i) Investments in Cash Equivalents;

          (ii) Investments in the Company or any Restricted Subsidiary;

          (iii) Investments in an amount not to exceed $10,000,000 at any one time outstanding;

          (iv) Investments by the Company or any Restricted Subsidiary in another Person, if as a result of such Investment:

                  (A)  such other Person becomes a Restricted Subsidiary or

                  (B) such other Person is merged or consolidated with or
            into, or transfers or conveys all or substantially all of its assets to, the Company or a Restricted Subsidiary; or

          (v) Investments in joint ventures engaged in a Permitted Business not in excess of $10,000,000 at any one time outstanding.

      "Permitted Liens" means the following types of Liens:

          (a)  Liens existing as of the Closing Date;

          (b) Liens securing the Notes;

          (c) Liens in favor of the Company;

          (d) Liens securing Indebtedness of the Company under the Bank Credit Agreement;

         (e) Liens for taxes, assessments and governmental charges or claims either (i) not delinquent or (ii) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

         (f) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law incurred in the ordinary course of business for sums not delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

         (g) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

         (h) judgment Liens not giving rise to an Event of Default so long as any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceeding may be initiated shall not have expired;

         (i) easements, rights-of-way, restrictions and other similar charges or encumbrances not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

         (j) any interest or title of a lessor under any Capitalized Lease Obligation or operating lease;

         (k) purchase money Liens; provided, however, that (i) the related purchase money Indebtedness shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired and (ii) the Lien securing such Indebtedness shall be created (A) in the case of any Asset Acquisition, within 180 days of the closing of such Asset Acquisition and (B) in all other cases, in the ordinary course of business within 90 days of such acquisition;

         (l) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of custom duties in connection with the importation of goods;

         (m) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

         (n) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

         (o) Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

         (p) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

         (q) Liens securing Interest Rate Protection Obligations which Interest Rate Protection Obligations relate to Indebtedness that is secured by Liens otherwise permitted under this Indenture; and

         (r) Liens securing an aggregate of $30,000,000 of Indebtedness permitted to be incurred under the Indenture by the Company and any Restricted Subsidiary.

      "Permitted Subsidiary Indebtedness" means any of the following:

          (i) Indebtedness of any Restricted Subsidiary outstanding on the date of the Indenture;

          (ii) obligations of any Restricted Subsidiary pursuant to Interest Rate Protection Obligations, which obligations do not exceed the aggregate principal amount of the Indebtedness covered by such Interest Rate Protection Obligations;

          (iii) Indebtedness of any Restricted Subsidiary to any Restricted Subsidiary or to the Company, provided that any disposition, pledge or transfer of any Indebtedness to a Person (other than a disposition, pledge or transfer to a Restricted Subsidiary or to the Company) shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (iii);

          (iv) Indebtedness of any Restricted Subsidiary consisting of guaranties, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock of Restricted Subsidiaries;

          (v) any renewals, extensions, substitutions, refinancings or replacements (each, for purposes of this clause, a "refinancing") by any Restricted Subsidiary of any Indebtedness of such Restricted Subsidiary other than Indebtedness incurred pursuant to clauses (ii), (iii), (iv) and (vii) of this definition, including any successive refinancings by such Restricted Subsidiary, so long as (x) any such new Indebtedness shall be in a principal amount that does not exceed the principal amount (or, if such Indebtedness being refinanced provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, such lesser amount as of the date of determination) so refinanced plus the amount of any premium required to be paid in connection with such refinancing pursuant to the terms of the Indebtedness refinanced or the amount of any premium reasonably determined by such Restricted Subsidiary as necessary to accomplish such refinancing, plus the amount of expenses of such Restricted Subsidiary incurred in connection with such refinancing and (y) such new Indebtedness has an Average Life longer than the Average Life of the Notes and a final Stated Maturity later than the final Stated Maturity of the Notes;

          (vi) Indebtedness (as defined in clauses (e) and (f) of the definition of Indebtedness) to the Noteholders incurred pursuant to provisions of the Indenture;

          (vii) Indebtedness in an amount not to exceed $30,000,000 at any one time outstanding, less the amount of Permitted Indebtedness then outstanding pursuant to clause (x) of the definition thereof; and

          (viii) Indebtedness of any Restricted Subsidiary relating to guarantees by such Restricted Subsidiary of Indebtedness pursuant to the Bank Credit Agreement.

      "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof, or other similar entity.

      "Preferred Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated) of such Person's preferred or preference stock whether now outstanding, or issued after the Closing Date, and including, without limitation, all classes and series of preferred or preference stock of such Person.

      "Public Offering" means an offer and sale of common stock (which is Qualified Capital Stock) of the Company pursuant to a registration statement that has been declared effective by the Commission pursuant to the Securities Act (other than a registration statement on Form S-8 or otherwise relating to equity securities issuable under any employee benefit plan of the Company).

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     "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company or its Restricted Subsidiaries, as the case may be, and any additions and accessions thereto, which are purchased by the Company or a Restricted Subsidiary at any time after the Notes are issued; provided that (i) the security agreement or conditional sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accessions thereto and except in respect of fees and other obligations in respect of such Indebtedness and
(iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis in the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement is entered into exceed 100% of the purchase price to the Company of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

     "Qualified Capital Stock" of any person means any and all Capital Stock of such person other than Redeemable Capital Stock.

     "Qualified Equity Offering" means:

         (a) any Public Offering; and

         (b) any offering of Qualified Capital Stock of the Company to non-Affiliates with gross proceeds to the Company in excess of $10,000,000.

     "Redeemable Capital Stock" means any class or series of Capital Stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed prior to the final Stated Maturity of the Notes or is redeemable at the option of the holder thereof at any time prior to such final Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to such final Stated Maturity.

     "Registration Rights Agreement" means the agreement between the Company and the Initial Purchasers, dated the Closing Date, as described in the "Exchange Offer; Registration Rights" section of this Offering Memorandum.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Securities Act" means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated by the Commission thereunder.

     "S&P" means Standard and Poor's Rating Services, a division of The McGraw-Hill Companies, Inc., and its successors.

     "Significant Subsidiary" of the Company means any Restricted Subsidiary of the Company that is a "significant subsidiary" as defined in Rule 1.02(v) of Regulation S-X under the Securities Act, and in any event shall include any Guarantor.

     "Stated Maturity" means, when used with respect to any Note or any installment of interest thereon, the date specified in such Note as the fixed date on which the principal of such Note or such installment of interest is due and payable, and, when used with respect to any other Indebtedness, means the date specified in the instrument governing such Indebtedness as the fixed date on which the principal of such Indebtedness, or any installment of interest thereon, is due and payable.

      "Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor, as the case may be, which is expressly subordinated in right of payment to the Notes.

      "Subsidiary" means, with respect to any Person:

          (i) a corporation a majority of whose Voting Stock is at the time, directly or indirectly, owned by such Person, by one or more
    Subsidiaries of such Person or by such Person and one or more
    Subsidiaries thereof; or

          (ii) any other Person (other than a corporation), including, without limitation, a joint venture, in which such Person, one or more Subsidiaries thereof or such Person and one or more Subsidiaries thereof, directly or indirectly, at the date of determination thereof, has at least majority ownership interest entitled to vote in the election of directors, managers or trustees thereof (or other Person performing similar functions).

Unless specifically provided to the contrary herein, Unrestricted Subsidiaries shall not be included in the definition of Subsidiaries for any purpose of the Indenture (other than for the purposes of the definition of "Unrestricted Subsidiary" herein).

      "Unrestricted Subsidiary" means:

          (1) any Subsidiary of the Company which at the time of determination shall be designated an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below); and

          (2) any Subsidiary of an Unrestricted Subsidiary.

      The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary so long as:

                  (a) neither the Company nor any Restricted Subsidiary is
            directly or indirectly liable for any Indebtedness of such Subsidiary;

                  (b) no default with respect to any Indebtedness of such
            Subsidiary would permit (upon notice, lapse of time or otherwise) any holder of any other Indebtedness of the Company or any Restricted Subsidiary to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity;

                  (c) neither the Company nor any Restricted Subsidiary has
            made an Investment in such Subsidiary unless such Investment was permitted under the "Limitation on Restricted Payments" covenant;

                  (d) neither the Company nor any Restricted Subsidiary has a contract, agreement, arrangement, understanding or obligation of any kind, whether written or oral, with such Subsidiary other than those that might be obtained at the time from persons who are not Affiliates of the Company; and

                  (e) neither the Company nor any Restricted Subsidiary has
            any obligation:

                        (i) to subscribe for additional shares of Capital
                  Stock or other equity interest in such Subsidiary, or

                        (ii) to maintain or preserve such Subsidiary's
                  financial condition or to cause such Subsidiary to achieve certain levels of operating results.

      Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing a board resolution with the Trustee giving effect to such designation. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary if immediately after giving effect to such designation, there would be no Default or Event of Default under the Indenture and the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the "Limitation on Indebtedness" covenant.

      "Voting Stock" means any class or classes of Capital Stock pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of any Person (irrespective of whether or not, at the time, stock of any other class or classes shall have, or might have, voting power by reason of the happening of any contingency).


                    UNITED STATES FEDERAL TAX CONSIDERATIONS

      The following is a general summary of United States federal income tax consequences associated with the acquisition, ownership, and disposition of the exchange notes by holders who acquire the exchange notes at their original issue price within the meaning of section 1273 of the Internal Revenue Code of 1986, as amended, which we also refer to as the Code. The following summary does not discuss all of the aspects of United States federal income taxation that may be relevant to a prospective purchaser of the exchange notes in light of his, her or its particular circumstances. In particular, some types of holders may be subject to special rules not discussed below. For example, special rules will apply if you are:

    . a bank, thrift, insurance company, regulated investment company, or other financial institution or financial service company,

    .  a broker or dealer in securities or foreign currency,

    .  a person that has a functional currency other than the U.S. dollar,

    .  a partnership or other flow-through entity,

    .  a subchapter S corporation,

    .  a person subject to alternative minimum tax,

    . a person who owns the exchange notes as part of a straddle, hedging transaction, conversion transaction, constructive sale transaction or other risk-reduction transaction,

    .  a tax-exempt entity,

    . a person who has ceased to be a United States citizen or to be taxed as a resident alien, or

    . a person who acquires the exchange notes in connection with your employment or other performance of services.

      This discussion also does not address the tax consequences to nonresident alien individuals or foreign entities that are subject to United States federal income tax on a net basis on income with respect to an exchange note because such income is effectively connected with the conduct of a United States trade or business. Such holders generally are taxed in a similar manner to United States Holders (as defined below); however, certain special rules (including the "branch profits tax" under Section 884 of the Code) may apply. In addition, this discussion is limited to holders who hold the exchange notes as capital assets within the meaning of Section 1221 of the Code and does not describe any estate, gift, generation-skipping, transfer, state, local or foreign tax consequences.

      This discussion is based upon currently existing provisions of the Code, Treasury Regulations promulgated thereunder, Internal Revenue Service rulings and pronouncements and judicial decisions, all in effect as of the date hereof, and all of which are subject to change or different interpretations. Any such changes may be applied retroactively in a manner that could adversely affect a holder of the exchange notes. There can be no assurance that the Internal Revenue Service will not take positions concerning the tax consequences of the purchase, ownership or disposition of the exchange notes which are different from those discussed here.

      PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE UNITED STATES FEDERAL TAX CONSEQUENCES OF ACQUIRING, HOLDING AND DISPOSING OF EXCHANGE NOTES, AS WELL AS ANY TAX CONSEQUENCES THAT MAY ARISE UNDER THE LAWS OF ANY FOREIGN, STATE, LOCAL OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

United States Federal Income Tax Consequences to United States Holders

      If you are a "United States Holder," as defined below, this section applies to you. Otherwise, the next section, "--United States Federal Income, Estate Tax and Withholding Consequences to Non-United States Holders," applies to you.

      Description of United States Holder. You are a "United States Holder" if you are beneficial owner of the exchange notes and for federal income tax purposes are:

    . a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the federal income tax laws,

    . a corporation, partnership or other entity treated as a corporation or partnership for federal income tax purposes that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury Regulations,

    . an estate, the income of which is subject to federal income taxation regardless of its source, or

    . a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, and if your status as a U.S. Holder is not overridden under the provisions of an applicable tax treaty. Conversely, you are a "Non-U.S. Holder" if you are a beneficial owner of the exchange notes and are not a U.S. Holder.

      If a partnership holds the exchange notes, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in that partnership, you should consult your tax advisor.

      Taxation of Interest. In general, you will be required to include in gross income the interest on the exchange notes at the time it accrues or is received, in accordance with the your method of accounting for United States federal income tax purposes.

      In certain circumstances, we may be obligated to pay you amounts in excess of qualified stated interest or principal on the exchange notes. In addition, upon a change in control of our company, you may have the exchange notes redeemed by us at a price that will include an additional amount in excess of the principal of the exchange notes. We intend to take the position that the likelihood of a redemption or repurchase of the exchange notes is remote and likewise do not intend to treat the possibility of any premium payable on a redemption or repurchase as affecting the yield to maturity of any exchange notes. Our determination that these contingencies are remote is binding on you unless you disclose your contrary position in the manner required by applicable Treasury Regulations. Our determination is not, however, binding on the Internal Revenue Service. In the event a contingency occurs, it would affect the amount and timing of the income that you must recognize.

      Sale or Other Taxable Disposition of the Exchange Notes. The sale, exchange, redemption, retirement or other taxable disposition of an exchange note generally will result in the recognition of taxable gain or loss to you in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (except to the extent that these amounts represent accrued but unpaid interest not previously included in income) and
(ii) your adjusted tax basis in the exchange note.

      Your tax basis in an exchange note generally will be equal to the price you paid for the exchange note less any principal payments that you received.

      Any gain or loss recognized on the sale or other taxable disposition of an exchange note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale or other taxable disposition, you have held the exchange note for more than one year; otherwise, it will be short-term capital gain or loss. You should consult your tax adviser regarding the treatment of capital gains and losses. Payments attributable to accrued interest not previously included in income will be treated as ordinary interest income.

      Receipt of Exchange Notes. Your exchange of an outstanding note for an exchange note pursuant to the Exchange Offer will not be a taxable exchange for federal income tax purposes. Accordingly, for such purposes, you will not recognize any taxable gain or loss as a result of such exchange and you will have the same tax basis and holding period in the exchange note as you had in the outstanding note immediately before the exchange.

      Backup Withholding. You may be subject to a backup withholding tax at a rate currently of 31% with respect to interest and proceeds received in certain circumstances upon the disposition of an exchange note. Generally, backup withholding will apply if:

    . you fail to furnish a taxpayer identification number, or TIN, in the prescribed manner,

    . the Internal Revenue Service notifies us that the TIN furnished by you is incorrect,

    . you fail to report properly the receipt of reportable interest or dividend payments and the Internal Revenue Service has notified us that withholding is required, or

    . you fail to certify under penalties of perjury that you are not subject to backup withholding.

      Any amounts withheld from a payment to you under the backup withholding rules will be allowed as a refund or credit against your federal income tax liability, provided that the required information is furnished to the Internal Revenue Service. Some United States Holders, including, among others, corporations and some tax-exempt organizations, are generally not subject to backup withholding.

United States Federal Income, Estate and Withholding Tax Consequences to Non-United States Holders

      The following discussion is a general summary of certain United States federal income, estate and withholding tax considerations of the acquisition, ownership and disposition of the exchange notes by Non-U.S. Holders. Again, you are a non-U.S. Holder if you are a beneficial owner of the exchange notes and are not a U.S. Holder.

      Taxation of Interest. Generally, if you are a Non-U.S. Holder, interest income that is not effectively connected with a United States trade or business will not be subject to United States withholding tax under the "portfolio interest exemption" provided that:

    . you do not actually or constructively own 10% or more of the total combined voting power of all of our classes of stock entitled to vote,

    . you are not a controlled foreign corporation related to us actually or constructively through stock ownership,

    . you are not a bank that acquired the exchange notes in consideration for an extension of credit made pursuant to a loan agreement entered into in the ordinary course of business, and

    . either (a) you provide a Form W-8BEN (or a suitable substitution form) signed under penalties of perjury that includes your name and address and certifies as to your non-United States status, or (b) a securities clearing organization, bank or other financial institution that holds customers' securities in the ordinary course of its trade or business, provides a statement to us or our agent under penalties of perjury, in which it certifies that a Form W-8BEN or W-8IMY (or a suitable substitute) has been received by it from you or a qualifying intermediary and furnishes us or our agent with a copy of such form.

      If the portfolio interest exemption does not apply to you, you may be subject to 30% withholding tax on interest payments made on the exchange notes, unless you properly claim the benefit of a reduced rate under an applicable income tax treaty. The required information for claiming treaty benefits is generally submitted, under current regulations, on Form W-8 BEN or a substitute form.

      If you fail to properly submit the required forms to certify your eligibility for the portfolio interest exemption or the benefit of a treaty exemption or reduced rate, you generally will be subject to a 30% withholding tax on interest payments made on the exchange notes. We may be required to report annually to the Internal Revenue Service and to each Non-U.S. Holder the amount of interest paid to, and the tax withheld, if any, with respect to each Non-U.S. Holder.

      Sale or Other Disposition of the Notes. You generally will not be subject to United States federal income tax on gain recognized on a sale, exchange, redemption, retirement, or other disposition of an exchange note (provided that, in the case of proceeds representing accrued interest, the portfolio interest exemption applies) unless:

    . you are an individual and are present in the United States for a period or periods aggregating 183 days or more during the taxable year of the disposition and certain other conditions are met; or

    . you are an individual who is a former citizen or resident of the United States, your loss of citizenship or residency occurred within the last ten years (and, if you are a former resident, on or after February 6, 1995), and it had as one of its principal purposes the avoidance of United States tax.

      Even if you are an individual described in one of the two bullet-point paragraphs above, you should not recognize gain subject to United States federal income tax as a result of exchanging notes for exchange notes under this offer. See the more complete discussion above under "United States Federal Income Tax Consequences to United States Holders--Receipt of Exchange Notes."

      United States Federal Estate Taxes. If interest on the exchange notes would qualify for the portfolio interest exemption rules described above at the time of your death, the exchange notes will not be included in your gross income for United States federal estate tax purposes.

      Back-up Withholding and Information Reporting. Generally, information reporting and backup withholding do not apply to payments that are subject to the 30% withholding tax on interest paid to a non-U.S. holder, or to interest that is exempt from that tax by application of a tax treaty or special exception. Also, generally, if payments are made to a non-U.S. holder by a broker upon a sale of the exchange notes, the payments will not be subject to information reporting or backup withholding. In order to avoid a backup withholding tax at a rate currently of 31%, a non-U.S. holder may be required to certify the holder's foreign status. Backup withholding tax also may apply if (i) the IRS notifies you that you have not properly reported payments of interest, or (ii) under certain circumstances, you fail to certify that you have not been notified by the IRS that you are subject to backup withholding for failure to report interest payments. Some holders, including among others, corporations, are not subject generally to the backup withholding and reporting requirements.

      Non-U.S. holders of exchange notes should consult their tax advisers regarding the application of information and backup withholding to their particular situations, the availability of an exemption therefrom and the procedure for obtaining such an exemption, if available. Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, and may entitle the holder to a refund, provided that the required information is furnished to the IRS.

Book-Entry Delivery and Form

      The certificates representing the exchange notes will be issued in fully registered form, without coupons. The exchange notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC's nominee, in the form of a global note certificate (the "Global Certificate") or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee.

                              PLAN OF DISTRIBUTION

      Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resales. In addition, we agreed, with exceptions, that we would not for a period of 180 days from June 19, 2001, the date of the offering memorandum distributed in connection with the sale of the outstanding notes, directly or indirectly offer, sell, grant any options to purchase or otherwise dispose of any debt securities other than in connection with this exchange offer.

      We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly, to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such new notes. Any broker-dealer that resells new notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such new notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of new notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

      The initial purchasers of the outstanding notes have advised us that following completion of the exchange offer they intend to make a market in the notes to be issued in the exchange offer; however, the initial purchasers are under no obligation to do so and any market activities with respect to the exchange notes may be discontinued at any time.

                                 LEGAL MATTERS

      Certain legal matters with respect to the issuance of the notes offered hereby will be passed upon for us by Ropes & Gray, Boston, Massachusetts.

                                    EXPERTS

      The consolidated financial statements and the related consolidated financial statement schedule of Applied Extrusion Technologies, Inc. as of September 30, 2000 and 1999, and for each of the three years in the period ended September 30, 2000, included and incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which are included and incorporated by reference herein, and have been so included and incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As a result, we file periodic reports, proxy statements and other information with the SEC. You may read and copy reports, proxy statements and other information we file at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549 and at the regional offices of the Commission located at 7 World Trade Center, 13th Floor,
New York, New York 10048 and Suite 1400, Northwestern Atrium Center, 14th Floor, 500 West Madison Street, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities. Copies of documents we file can also be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also access this information electronically through the SEC's Web page on the Internet at http://www.sec.gov. This Web site contains reports, proxy statements and other information regarding registrants such as ourselves that have filed electronically with the SEC. Our common stock is listed on the Nasdaq National Market. As a result, you can also read and copy information we file at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

      This prospectus constitutes a part of a registration statement filed by us with the SEC under the Securities Act. As permitted by the rules and regulations of the SEC, this prospectus does not contain all of the information contained in the registration statement and the exhibits and schedules thereto. Therefore, we make in this propectus reference to the registration statement and to the exhibits and schedules thereto. For further information about us and about the securities we hereby offer, you should consult the registration statement and the exhibits and schedules thereto. You should be aware that statements contained in this prospectus concerning the provisions of any documents filed as an exhibit to the registration statement or otherwise filed with the Commission are not necessarily complete, and in each instance reference is made to the copy of such document so filed. Each such statement is qualified in its entirety by such reference.

      The indenture governing the notes provides that we will furnish to the holders of the notes copies of the periodic reports required to be filed with the SEC under the Exchange Act. Even if we are not subject to the periodic reporting and informational requirements of the Exchange Act, we will make such filings to the extent that such filings are accepted by the SEC. We will make these filings regardless of whether we have a class of securities registered under the Exchange Act. Furthermore, we will provide the Trustee for the notes and the holders of the notes within 15 days after such filings with annual reports containing the information required to be contained in Form 10-K, and quarterly reports containing the information required to be contained in Form 10-Q promulgated by the Exchange Act. From time to time, we will also provide such other information as is required to be contained in Form 8-K promulgated by the Exchange Act. If the filing of such information is not accepted by the SEC or is prohibited by the Exchange Act, we will then provide promptly upon written request, and at our cost, copies of such reports to prospective purchasers of the notes.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

    .  incorporated documents are considered part of the prospectus;

    . we can disclose important information to you by referring to those documents; and

    . information that we file later with the SEC will automatically update and supersede this information.

     We incorporate by reference our annual report on Form 10-K, for the fiscal year ended September 30, 2000, which we filed with the SEC under the Exchange Act. We also incorporate by reference our definitive Proxy Statement dated December 15, 2000, our quarterly reports on Form 10-Q dated February 8, 2001, as amended on February 15, 2001, May 2, 2001 and August 13, 2001 and our current reports on Form 8-K dated May 9, 2001, July 3, 2001, as amended on July 19, 2001, and October 10, 2001, as amended on October 10, 2001.

     You may request a copy of these filings, at no cost, by writing or telephoning our General Counsel at the following address:

     Applied Extrusion Technologies, Inc.
     3 Centennial Drive
     Peabody, Massachusetts 01960
     Attention: General Counsel
     (978) 538-1500

     We also incorporate by reference each of the following documents that we will file with the Commission after the date of the initial registration statement and prior to the effectiveness of the registration statement and any filings thereafter and prior to the termination of the exchange offer:

    .  reports filed under Sections 13(a) and (c) of the Exchange Act;

    . definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting; and

    .  any reports filed under Section 15(d) of the Exchange Act.

     Such documents will become a part of this prospectus from the date such documents are filed.

     Any statement contained in this prospectus or in a document incorporated by reference is modified or superseded for purposes of this prospectus to the extent that a statement contained in any such document modifies or supersedes such statement. Any such statement so modified or superseded shall be deemed, as so modified or superseded, to constitute a part of this prospectus.

 INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF APPLIED EXTRUSION TECHNOLOGIES,
                               INC. AND SCHEDULE

Three and Nine Months Ended June 30, 2001 (Unaudited):
Condensed Consolidated Balance Sheets, June 30, 2001 (unaudited) and
 September 30, 2000.......................................................   F-2
Condensed Consolidated Statements of Operations for the Three Months Ended
 June 30, 2001
 and 2000 (unaudited).....................................................   F-3
Condensed Consolidated Statements of Operations for the Nine Months Ended
 June 30, 2001
 and 2000 (unaudited).....................................................   F-4
Condensed Consolidated Statements of Cash Flows for the Nine Months Ended
 June 30, 2001
 and 2000 (unaudited).....................................................   F-5
Notes to Condensed Consolidated Financial Statements......................   F-6
Fiscal Years Ended September 30, 2000 and 1999:

Independent Auditors' Report..............................................   F-8

Consolidated Balance Sheets, September 30, 2000 and 1999..................   F-9

Consolidated Statements of Operations for the Years Ended September 30,
 2000, 1999 and 1998......................................................  F-10

Consolidated Statements of Stockholders' Equity for the Years Ended
 September 30, 2000, 1999
 and 1998.................................................................  F-11

Consolidated Statements of Cash Flows for the Years Ended September 30,
 2000, 1999 and 1998......................................................  F-12

Notes to Consolidated Financial Statements................................  F-13

Financial Statement Schedule:

Schedule II--Valuation and Qualifying Accounts for the Years Ended
 September 30, 2000, 1999
 and 1998.................................................................  F-25

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (In thousands)

                                                       June 30,
                                                         2001     September 30,
                                                      (unaudited)     2000
                                                      ----------- -------------
ASSETS
Current assets:
  Cash and cash equivalents.........................   $ 27,863     $  3,265
  Accounts receivable, net of allowance for doubtful
   accounts of $2,136 at
   June 30, 2001 and $1,856 at September 30, 2000,
   respectively.....................................     44,336       43,131
  Inventory ........................................     43,457       43,059
  Prepaid expenses and other assets.................     10,450        9,013
                                                       --------     --------
    Total current assets ...........................    126,106       98,468
Property, plant and equipment, net .................    285,245      280,300
Intangibles and deferred finance charges, net ......     22,865        2,372
Other assets .......................................     12,774        8,110
                                                       --------     --------
                                                       $446,990     $389,250
                                                       ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable .................................   $ 17,917     $ 17,862
  Accrued expenses and other current liabilities ...     28,663       27,216
  Note payable......................................      6,744          --
  Accrued interest..................................      1,450        9,971
                                                       --------     --------
    Total current liabilities ......................     54,774       55,049
Long-term debt .....................................    277,359      209,500
Long-term liabilities and other credits.............     18,472       24,788
Commitments and contingencies.......................

Stockholders' equity:
Preferred stock, $.01 par value; authorized, 1,000
 shares, of which 300 are designated Junior
 Preferred Stock; no stock outstanding..............        --           --
Common stock, $.01 par value; 30,000 shares
 authorized; 12,780 and 12,019 shares issued at June
 30, 2001 and September 30, 2000, respectively......        128          120
Additional paid-in capital .........................    101,468      100,266
Retained earnings ..................................         35        4,060
Accumulated comprehensive loss......................     (2,664)      (2,277)
                                                       --------     --------
                                                         98,967      102,169
Treasury stock, at cost, and other, 256 and 248
 shares at June 30, 2001 and September 30, 2000,
 respectively.......................................     (2,582)      (2,256)
                                                       --------     --------
    Total stockholders' equity .....................     96,385       99,913
                                                       --------     --------
                                                      $446,990      $389,250
                                                       ========     ========


           See notes to condensed consolidated financial statements.

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

             Three Months Ended June 30, 2001 and 2000 (Unaudited)
                (In thousands, except share and per share data)

                                                              2001     2000
                                                             -------  -------
Sales ...................................................... $72,414  $73,700
Cost of sales ..............................................  55,108   59,398
                                                             -------  -------
Gross profit ...............................................  17,306   14,302
Operating expenses:
  Selling, general and administrative ......................   6,925    7,029
  Research and development .................................   1,497    1,779
  QPF acquisition costs.....................................   2,548      --
                                                             -------  -------
    Total operating expenses ...............................  10,970    8,808
                                                             -------  -------
Operating profit............................................   6,336    5,494
Non-operating expenses:
  Interest expense, net ....................................   6,315    5,461
                                                             -------  -------
Income before income taxes..................................      21       33
Income tax expense .........................................       7       12
                                                             -------  -------
Income before extraordinary item............................ $    14  $    21
                                                             -------  -------
Extraordinary loss on early extinguishment of debt, net of
 taxes of $1,112............................................  (1,977)     --
                                                             -------  -------
Net income (loss)........................................... $(1,963) $    21
                                                             =======  =======
Earnings per common share before extraordinary item:
  Basic and diluted......................................... $  0.00  $  0.00
Earnings (loss) per common share:
  Basic..................................................... $  (.16) $  0.00
  Diluted...................................................    (.16)    0.00
Average common shares outstanding:
  Basic.....................................................  12,597   11,786
  Diluted...................................................  12,851   11,938

                       CONDENSED CONSOLIDATED STATEMENTS
                          OF COMPREHENSIVE OPERATIONS

                   Three Months Ended June 30, 2001 and 2000
                           (Unaudited) (In thousands)

Net income (loss)........................................... $(1,963) $    21
Exchange rate changes ......................................     805     (478)
                                                             -------  -------
Comprehensive income (loss)................................. $(1,158) $  (457)
                                                             =======  =======

           See notes to condensed consolidated financial statements.

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

              Nine Months Ended June 30, 2001 and 2000 (Unaudited)
                (In thousands, except share and per share data)

                                                              2001      2000
                                                            --------  --------
Sales.....................................................  $208,127  $202,596
Cost of sales.............................................   164,346   156,631
                                                            --------  --------
Gross profit..............................................    43,781    45,965
Operating expenses:
  Selling, general and administrative.....................    21,142    20,492
  Research and development................................     4,758     5,173
  Share incentive plan....................................       861       --
  QPF acquisition costs...................................     2,548       --
                                                            --------  --------
    Total operating expenses..............................    29,309    25,665
                                                            --------  --------
Operating profit..........................................    14,472    20,300
Non-operating expenses:
  Interest expense, net...................................    17,672    15,641
                                                            --------  --------
Income (loss) before income taxes.........................    (3,200)    4,659
Income tax expense (benefit)..............................    (1,152)    1,677
                                                            --------  --------
Income (loss) before extraordinary item...................  $ (2,048) $  2,982
                                                            --------  --------
Extraordinary loss on early extinguishment of debt, net of
 taxes of $1,112..........................................    (1,977)      --
                                                            --------  --------
Net income (loss).........................................  $ (4,025) $  2,982
                                                            ========  ========
Earnings (loss) per common share before extraordinary
 item:
  Basic...................................................  $   (.17) $    .26
  Diluted.................................................      (.17)      .25
Earnings (loss) per common share:
  Basic...................................................  $   (.33) $    .26
  Diluted ................................................      (.33)      .25
Average common shares outstanding:
  Basic...................................................    12,360    11,658
  Diluted ................................................    12,564    11,982

                       CONDENSED CONSOLIDATED STATEMENTS
                          OF COMPREHENSIVE OPERATIONS

                    Nine Months Ended June 30, 2001 and 2000
                           (Unaudited) (In thousands)

Net income (loss).........................................  $ (4,025) $  2,982
Exchange rate changes.....................................      (387)     (325)
                                                            --------  --------
Comprehensive income (loss)...............................  $ (4,412) $  2,657
                                                            ========  ========


           See notes to condensed consolidated financial statements.

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                    Nine Months Ended June 30, 2001 and 2000
                           (Unaudited) (In thousands)

                                                              2001      2000
                                                            --------  --------
OPERATING ACTIVITIES:
 Net income (loss)......................................... $ (4,025) $  2,982
 Adjustments to reconcile net income (loss) to net
  cash used in operating activities
  net of acquisition of QPF:
  Provision for doubtful accounts..........................      273       319
  Depreciation and amortization............................   17,010    15,728
  Deferred taxes and other credits.........................   (6,138)  (10,364)
  Stock issued for share incentive plan....................      861       --
  Write-off of deferred debt issuance costs included in
   extraordinary loss on early
  extinguishment of debt...................................    1,651       --
  Changes in assets and liabilities which used cash:
   Prepaid expenses and other current assets...............   (6,026)   (1,276)
   Accounts payable and accrued expenses...................   (9,006)   (4,656)
   Accounts receivable and inventory.......................    3,035   (18,543)
                                                            --------  --------
      Net cash used in operating activities................   (2,365)  (15,810)

INVESTING ACTIVITIES:
 Additions to property, plant and equipment................  (16,146)  (14,263)
 Acquisition of QPF assets.................................  (15,000)      --
                                                            --------  --------
    Net cash used in investing activities..................  (31,146)  (14,263)

FINANCING ACTIVITIES:
 Proceeds from issuance of bonds, net of discount..........  270,859       --
 Redemption of $150,000 senior notes....................... (150,000)      --
 Borrowings (repayments) under line of credit agreement,
  net......................................................  (53,000)   25,000
 Debt issuance costs.......................................   (9,786)      --
 Proceeds from issuance of stock, net......................       24     2,341
                                                            --------  --------
      Net cash provided by financing activities............   58,097    27,341
 Effect of exchange rate changes on cash...................       12      (325)
                                                            --------  --------
 Increase (decrease) in cash and cash equivalents, net.....   24,598    (3,057)
 Cash and cash equivalents, beginning......................    3,265     5,323
                                                            --------  --------
 Cash and cash equivalents, ending......................... $ 27,863  $  2,266
                                                            ========  ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
 Cash paid during the period for:
  Interest, including capitalized interest of $1,932 and
   $1,801, respectively.................................... $ 28,883  $ 20,191
  Income taxes.............................................      170       174

           See notes to condensed consolidated financial statements.

                      APPLIED EXTRUSION TECHNOLOGIES, INC.
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                   Three Months Ended June 30, 2001 and 2000
                (In thousands, except share and per share data)

1. BASIS OF PRESENTATION

      The information set forth in these statements is unaudited and may be subject to normal year-end adjustments. The information reflects all adjustments that, in the opinion of management, are necessary to present a fair statement of the results of operations of Applied Extrusion Technologies, Inc. (the "Company" or "AET") for the periods indicated. Results of operations for the interim period ended June 30, 2001 are not necessarily indicative of the results of operations for the full fiscal year.

      Certain information in footnote disclosures normally included in financial statements has been condensed or omitted in accordance with the rules and regulations of the Securities and Exchange Commission. These statements should be read in conjunction with the Company's Annual Report on Form 10-K for the year ended September 30, 2000, filed with the Securities and Exchange Commission.

2. LONG-TERM DEBT

      On June 19, 2001 the Company issued $275,000 of 10 3/4 percent Senior Notes due 2011 (the "Senior Notes"). The Senior Notes are unsecured senior obligations of AET. The issue price of each Senior Note was $984.94 per $1,000 principal amount at maturity, and each Senior Note carries a yield to maturity of 11 percent. The bond discount is being amortized using the straight-line method. The net proceeds to the Company from the sale of the Senior Notes after deducting discount, fees and expenses were approximately $261.1 million. Of those proceeds, $155.2 million was used to fund the redemption of, and interest on, the 11 1/2 percent Senior Notes due 2002 (the "2002 Notes"), $9.0 million was used to fund a portion of the purchase price of the acquisition of the assets of QPF, L.L.C., $74.1 million was used to repay existing indebtedness and interest due under the Company's line of credit (the "Credit Facility"), and the remainder is being held to be used for general corporate purposes.

      In conjunction with the redemption of the 2002 Notes, the Company recorded a loss on the early extinguishment of debt of $1,977, or $0.15 per share, net of taxes. This amount is comprised of unamortized debt issuance costs and interest incurred during the 30-day call period.

      In conjunction with the issuance of Senior Notes, the Credit Facility was reduced from $96,000 of availability to $80,000. The Company amended the Credit Facility on June 15, 2001 to modify interest coverage and leverage covenants to facilitate the new Senior Notes. As of June 30, 2001, there were $12,435 in letters of credit outstanding on the Credit Facility.

3. INVENTORIES

      Inventories are valued at the lower of cost or market, with cost determined using an average-cost method. Inventories consisted of the following on June 30, 2001 and September 30, 2000:

                                                                June   September
                                                                2001     2000
                                                               ------- ---------
     Raw materials............................................ $ 7,847  $ 9,336
     Finished goods...........................................  35,610   33,723
                                                               -------  -------
     Total.................................................... $43,457  $43,059
                                                               =======  =======

4. SHARE INCENTIVE PLAN

      In the first quarter of fiscal 2001, the Company recorded a non-cash charge of $861 for shares issued to non-executive employees as part of an incentive and retention program. Under this program the Company issued approximately 600,000 shares of stock to its top 125 non-executive managers in exchange for 1,200,000 of their vested and unvested stock options. These new shares were granted in lieu of annual incentive bonuses for these managers for fiscal 2000 and 2001.

5. ACQUISITION OF CERTAIN ASSETS OF QPF, L.L.C.

      On June 30, 2001 the Company completed its acquisition of certain assets of QPF, L.L.C. ("QPF"), the OPP films business of Hood Companies. Assets acquired include machinery and equipment, intellectual property, intangibles, and inventory of the business. The purchase price for the QPF assets was $21,744, of which $15,000 was paid in cash using some of the proceeds from the Company's recent bond offering, and the remainder was paid with an inventory note. In conjunction with the QPF acquisition, the Company incurred certain costs that were written off as an operating expense during the quarter.

      The Company is presently undertaking, but has not yet completed, an allocation of the purchase price, but anticipates that approximately $13,744 will be allocated to intangible assets. These intangible assets are anticipated to be amortized over their useful life in conformity with current accounting policies. The initial allocation of assets acquired and liabilities assumed were as follows:

     Inventory......................................................... $ 5,000
     Property, plant and equipment.....................................   5,000
     Intangibles.......................................................  13,744
     Accrued expenses..................................................  (2,000)
                                                                        -------
                                                                        $21,744
                                                                        =======

6. RECENTLY ISSUED ACCOUNTING STANDARDS

      The Financial Accounting Standards Board has approved for issuance Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets". Both statements are scheduled to be published in July 2001. SFAS No. 141 will require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and that the use of the pooling-of-interest method is no longer allowed. SFAS No. 142 requires that upon adoption, amortization of goodwill will cease and instead, the carrying value of goodwill will be evaluated for impairment on an annual basis. Identifiable intangible assets will continue to be amortized over their useful lives and reviewed for impairment in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. The Company is evaluating the impact of the adoption of these standards and has not yet determined the effect of adoption on its financial position and results of operations.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Applied Extrusion Technologies, Inc.:

      We have audited the accompanying consolidated balance sheets of Applied Extrusion Technologies, Inc. and its subsidiaries as of September 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. Our audits also included the financial statement schedule listed under Item 21(b). These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and the financial statement schedule based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Applied Extrusion Technologies, Inc. and its subsidiaries at September 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information shown therein.

      As discussed in Note 11 to the consolidated financial statements, the Company changed its method of accounting for certain start-up costs in 1998 to adopt the American Institute of Certified Public Accountants Statement of Position No. 98-5, "Reporting on the Costs of Start-up Activities."

                                          /s/ Deloitte and Touche LLP
                                          _________________________
                                          Deloitte & Touche LLP

Boston, Massachusetts
November 13, 2000

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                          CONSOLIDATED BALANCE SHEETS

                          September 30, 2000 and 1999
                                 (In thousands)

                                                              2000      1999
                                                            --------  --------
ASSETS
Current assets:
  Cash and cash equivalents................................ $  3,265  $  5,323
  Accounts receivable, net of allowance for doubtful
   accounts of $1,856 and $1,554 at September 30, 2000 and
   1999, respectively......................................   43,131    36,857
  Inventory................................................   43,059    38,611
  Prepaid expenses.........................................    3,124       962
  Deferred taxes...........................................    5,889     5,560
                                                            --------  --------
    Total current assets...................................   98,468    87,313
Property, plant and equipment, net.........................  280,300   278,118
Intangibles and deferred finance charges, net..............    2,372     3,035
Long-term note receivable and other assets.................    8,110     6,584
                                                            --------  --------
                                                            $389,250  $375,050
                                                            ========  ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Current liabilities:
  Accounts payable......................................... $ 17,862  $ 18,144
  Accrued interest.........................................    9,971     9,113
  Accrued expenses.........................................   27,216    32,138
                                                            --------  --------
    Total current liabilities..............................   55,049    59,395
Long-term debt.............................................  209,500   182,500
Deferred taxes.............................................    2,922     1,914
Long-term liabilities and other credits....................   21,866    32,200

Commitments and contingencies

Stockholders' equity:
Preferred stock, $.01 par value; 1,000 shares authorized,
 of which 300 are designated Junior Preferred Stock; no
 shares issued or outstanding..............................
Common stock, $.01 par value; 30,000 shares authorized,
 12,019 and 11,575 shares issued at September 30, 2000 and
 1999, respectively........................................      120       116
Additional paid-in capital.................................  100,266    97,701
Retained earnings..........................................    4,060     5,269
Accumulated other comprehensive loss.......................   (2,277)   (1,528)
                                                            --------  --------
                                                             102,169   101,558
Treasury stock, at cost, and other--248 and 247 shares at
 September 30, 2000 and 1999, respectively.................   (2,256)   (2,517)
                                                            --------  --------
    Total stockholders' equity.............................   99,913    99,041
                                                            --------  --------
                                                            $389,250  $375,050
                                                            ========  ========


                See notes to consolidated financial statements.

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 Years Ended September 30, 2000, 1999 and 1998
                    (In thousands, except per share amounts)

                                                   2000      1999      1998
                                                 --------  --------  --------
Sales........................................... $268,375  $237,042  $245,334
Cost of sales...................................  215,256   188,601   195,174
                                                 --------  --------  --------
Gross profit....................................   53,119    48,441    50,160
Operating expenses:
  Selling, general and administrative...........   27,152    26,550    23,754
  Research and development......................    6,759     7,123     7,326
  Restructuring and impairment charges..........      --        --     21,506
  Start-up costs................................      --        --      1,539
                                                 --------  --------  --------
    Total operating expenses....................   33,911    33,673    54,125
                                                 --------  --------  --------
Operating profit (loss).........................   19,208    14,768    (3,965)
Non-operating expenses:
  Interest expense, net.........................   21,096    18,909    15,868
  Acquisition costs and other...................      --      3,641       250
                                                 --------  --------  --------
    Total non-operating expenses................   21,096    22,550    16,118
                                                 --------  --------  --------
Loss before income taxes and change in
 accounting.....................................   (1,888)   (7,782)  (20,083)
Income tax benefit..............................     (679)   (3,113)   (8,033)
                                                 --------  --------  --------
Loss before change in accounting................   (1,209)   (4,669)  (12,050)
Change in accounting, net of related tax
 benefits of $568...............................      --        --       (852)
                                                 --------  --------  --------
Net loss........................................ $ (1,209) $ (4,669) $(12,902)
                                                 ========  ========  ========
Loss per common share:
Basic:
  Before change in accounting................... $  (0.10) $  (0.41) $  (1.11)
  Change in accounting..........................      --        --      (0.07)
                                                 --------  --------  --------
Net loss........................................ $  (0.10) $  (0.41) $  (1.18)
                                                 ========  ========  ========
Diluted:
  Before change in accounting................... $  (0.10) $  (0.41) $  (1.11)
  Change in accounting..........................      --        --      (0.07)
                                                 --------  --------  --------
Net loss........................................ $  (0.10) $  (0.41) $  (1.18)
                                                 ========  ========  ========
Average common and potential common shares
 outstanding:
  Basic and Diluted.............................   11,700    11,282    10,893


                See notes to consolidated financial statements.

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                 Years Ended September 30, 2000, 1999 and 1998
                                 (In thousands)

                             Voting                           Accumulated
                          Common Stock  Additional               Other
                          -------------  Paid-in   Retained  Comprehensive Comprehensive Treasury
                          Shares Amount  Capital   Earnings  Income (Loss)     Loss       Stock
                          ------ ------ ---------- --------  ------------- ------------- --------
Balance, October 1,
 1997...................  10,807  $108   $ 92,401  $ 22,840     $  (154)                 $(3,012)
 Net loss...............                            (12,902)                 $(12,092)
 Profit sharing
  contribution..........     240     2      1,494
 Stock issued for 401(k)
  match.................     124     2        772
 Stock issued for
  employee purchases....      95     1        545
 Treasury shares and
  other.................                                                                     (74)
 Exercise of stock
  options...............      91     1        575
 Exchange rate changes..                                         (2,242)       (2,242)
 Tax benefits of early
  disposition of stock
  options...............                       80
                          ------  ----   --------  --------     -------      --------    -------
 Comprehensive loss.....                                                     $(14,334)
                                                                             ========
Balance, September 30,
 1998...................  11,357   114     95,867     9,938      (2,396)                  (3,086)
 Net loss...............                             (4,669)                 $ (4,669)
 Profit sharing
  contribution..........      28              229
 Stock issued for 401(k)
  match.................      73     1        828                                            456
 Stock issued for
  employee purchases....      64     1        399
 Treasury shares and
  other.................                                                                     113
 Exercise of stock
  options...............      53              354
 Exchange rate changes..                                            868           868
 Tax benefits of early
  disposition of stock
  options...............                       24
                          ------  ----   --------  --------     -------      --------    -------
 Comprehensive loss.....                                                     $ (3,801)
                                                                             ========
Balance, September 30,
 1999...................  11,575   116     97,701     5,269      (1,528)                  (2,517)
 Net loss...............                             (1,209)                 $ (1,209)
 Profit sharing
  contribution..........      98     1        575
 Stock issued for 401(k)
  match.................     216     2      1,286
 Stock issued for
  employee purchases....      93     1        445
 Treasury shares and
  other.................                                                                     261
 Exercise of stock
  options...............      37              253
 Exchange rate changes..                                           (749)         (749)
 Tax benefits of early
  disposition of stock
  options...............                        6
                          ------  ----   --------  --------     -------      --------    -------
 Comprehensive loss.....                                                     $ (1,958)
                                                                             ========
Balance, September 30,
 2000...................  12,019  $120   $100,266  $  4,060     $(2,277)                 $(2,256)
                          ======  ====   ========  ========     =======                  =======


                See notes to consolidated financial statements.

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 Years Ended September 30, 2000, 1999 and 1998
                                 (In thousands)

                                                     2000      1999      1998
                                                   --------  --------  --------
OPERATING ACTIVITIES:
Net loss.........................................  $ (1,209) $ (4,669) $(12,902)
Adjustments to reconcile net loss to net cash
 provided by (used in) operating activities:
  Depreciation and amortization expense..........    21,025    19,484    17,773
  Restructuring charges..........................       --        --     18,580
  Asset impairments..............................       --        --      2,926
  Stock issued for retirement plans..............     1,861     1,513     2,270
  Provision for doubtful accounts................       472     1,217       832
  Deferred income taxes and other credits........   (10,306)  (10,526)  (25,291)
  Change in accounting...........................       --        --        852
  Changes in assets and liabilities which
   provided (used) cash:
    Prepaid expenses and other current assets....    (3,224)   (1,900)      (58)
    Accounts payable and accrued expenses........    (4,345)    4,037    (2,797)
    Accounts receivable and inventory............   (11,194)    1,398   (12,549)
                                                   --------  --------  --------
      Net cash (used in) provided by operating
       activities................................    (6,920)   10,554   (10,364)

INVESTING ACTIVITIES:
  Additions to property, plant and equipment,
   net...........................................   (22,096)  (22,781)  (45,496)
  Proceeds from sale of assets...................       --        --     26,500
  Proceeds from sale-leaseback transactions......       --     29,940    44,625
  Acquisition of AEP assets......................       --    (13,316)      --
                                                   --------  --------  --------
      Net cash (used in) provided by investing
       activities................................   (22,096)   (6,157)   25,629

FINANCING ACTIVITIES:
  Borrowings (repayments) under Credit Facility,
   net...........................................    27,000    (3,000)  (15,000)
  Proceeds from issuance of stock, net...........       707       779     1,202
                                                   --------  --------  --------
      Net cash provided by (used in) financing
       activities................................    27,707    (2,221)  (13,798)
Effect of exchange rate changes on cash..........      (749)      868    (2,242)
                                                   --------  --------  --------
(Decrease) Increase in cash and cash equivalents,
 net.............................................    (2,058)    3,044      (775)
Cash and cash equivalents, beginning.............     5,323     2,279     3,054
                                                   --------  --------  --------
Cash and cash equivalents, ending................  $  3,265  $  5,323  $  2,279
                                                   ========  ========  ========

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
 INFORMATION:
  Cash paid during the year for:
    Interest, including capitalized interest of
     $2,442, $3,050 and $6,098, respectively.....  $ 21,888  $ 21,058  $ 21,467
    Income taxes.................................       210       --      3,000

                See notes to consolidated financial statements.

                     APPLIED EXTRUSION TECHNOLOGIES, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                 Years Ended September 30, 2000, 1999 and 1998
              (In thousands, except share and per share amounts)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Applied Extrusion Technologies, Inc. and its subsidiaries (collectively AET or the Company) operate in a single business segment, which consists of the development and manufacture of highly specialized, single and multilayer oriented polypropylene ("OPP") films used in consumer product labeling and flexible packaging applications and oriented, apertured films ("nets") for health care, filtration and other markets.

     Principles of consolidation. The accompanying consolidated financial statements include the accounts of Applied Extrusion Technologies, Inc. and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

     Accounting estimates were made in connection with the preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. These estimates affect reported amounts and disclosure of assets, liabilities, revenues and expenses during the reporting period. Actual results could differ from these estimates.

     Cash and cash equivalents consist of cash and highly liquid debt instruments such as commercial paper and money market securities purchased with an original or remaining maturity of less than three months.

     Financial instruments are recorded in accordance with accounting principles generally accepted in the United States of America for each particular instrument. Appropriate disclosure about fair value is provided for all financial instruments, whether recognized or not in the balance sheet, for which it is practicable to estimate that value. For financial instruments such as accounts receivable, accounts payable and accrued expenses which reprice or mature within three months of the reporting date, carrying amounts generally approximate fair value. At September 30, 2000 and 1999, the carrying amounts of long-term debt approximate their fair values. The aggregate fair value amounts presented may not fully represent the underlying fair value to the Company.

     Inventory is stated at the lower of cost or market, with cost determined using an average-cost method.

     Property, plant and equipment are stated at cost. For financial reporting purposes, depreciation is provided using the straight-line method over estimated useful lives. Estimated useful lives are 30 years for building and improvements and 5 to 15 years for machinery and equipment. Assets held are recorded at the lesser of carrying value or fair value less estimated costs to dispose of the respective assets. Leasehold improvements are amortized using the straight-line method over the lesser of the estimated life of the improvement or the remaining lease term.

     Intangibles and deferred finance charges include intellectual property, patents, licenses, organization costs, covenants not to compete and costs associated with the issuance of debt. Amortization of intangibles is being recognized using the straight-line method based upon the economic useful lives of the assets, principally over ten years. Deferred finance charges are recognized using the straight-line method over the term of the related debt, and are included in net interest expense.

     Income taxes are recorded using an asset and liability approach that recognizes deferred tax assets and liabilities for the differences between the financial statement carrying amount and the tax basis of existing assets and liabilities. These differences arise principally from the use of accelerated depreciation methods for income tax reporting purposes and the straight-line method for financial statement purposes. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which these temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date.

                      APPLIED EXTRUSION TECHNOLOGIES INC.

      Sales are recognized upon shipment of products when title and risk of loss have passed to the customer.

      Foreign operations. Assets and liabilities are translated into U.S. dollars at the exchange rate on the balance sheet date. The results of operations are translated using average rates of exchange during each reporting period. Gains and losses upon translation are deferred and reported as a component of stockholders' equity. The Company periodically enters into foreign currency exchange contracts to hedge firm purchase commitments denominated in foreign currencies. Gains or losses are deferred until the period in which the related transactions occur, and then are recorded as part of capitalized assets.

      Earnings per share. Basic loss per share is based on the weighted-average shares outstanding during each reporting period. Diluted loss per share includes the effect of potential shares from exercise of options, except where such potential shares would be anti-dilutive. See Note 10.

      Impairment of long-lived assets. The Company periodically assesses the recoverability of its long-lived assets by comparing the undiscounted cash flows expected to be generated by those assets to their carrying value. If the sum of the undiscounted cash flows is less than the carrying value of the assets, an impairment charge is recognized.

      Comprehensive income (loss). The only item that the Company currently records as comprehensive income or loss, other than net income or loss, is the change in the cumulative translation adjustment resulting from the changes in exchange rates and the effect of those changes upon translation of the financial statements of the Company's foreign operations. As of September 30, 2000, 1999 and 1998, the cumulative translation adjustment was ($2,277), ($1,528) and ($2,396), respectively, and comprehensive loss was ($1,958), ($3,801) and ($14,334), respectively.

      Certain new accounting pronouncements were recently issued which will be effective in fiscal years beginning after September 30, 2000. The Financial Accounting Standards Board (FASB) has issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 requires that an entity recognize all derivative instruments as either assets or liabilities in the balance sheet and measure those instruments at fair value. The provisions of this statement are effective for the fiscal year beginning October 1, 2000. The Company does not expect adoption of this statement to have a material impact on the Company's financial statements.

      In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition in Financial Statements," which sets forth the SEC's view on appropriate revenue recognition practices. The Company believes that its current revenue recognition practices are in accordance with accounting principles generally accepted in the United States of America and does not expect any impact when the bulletin becomes effective.

2. INVENTORY

      Inventory consisted of the following at September 30:

                                                                  2000    1999
                                                                 ------- -------
     Raw materials.............................................. $ 9,336 $ 7,191
     Finished goods.............................................  33,723  31,420
                                                                 ------- -------
                                                                 $43,059 $38,611
                                                                 ======= =======

                      APPLIED EXTRUSION TECHNOLOGIES INC.

3. PROPERTY, PLANT, EQUIPMENT AND LEASE COMMITMENTS

      Property, plant and equipment consisted of the following at September 30:

                                                                2000     1999
                                                              -------- --------
     Land.................................................... $  1,778 $  1,783
     Buildings and improvements..............................   45,649   45,437
     Machinery and equipment.................................  277,983  253,688
                                                              -------- --------
                                                               325,410  300,908
     Less accumulated depreciation...........................   82,751   64,158
                                                              -------- --------
                                                               242,659  236,750
     Machinery and equipment in progress.....................   37,641   41,368
                                                              -------- --------
                                                              $280,300 $278,118
                                                              ======== ========

      Approximately $36,718 of fixed assets are located outside of the United States. Depreciation expense for the years ended September 30, 2000, 1999 and 1998 was $18,593, $18,465, and $16,718, respectively.

      In April 1999, the Company acquired certain assets of AEP Industries Inc.'s OPP films business. The net purchase price of $13,316 was funded with a portion of the proceeds of a sale-leaseback transaction involving other assets of the Company.

      The Company sold its plastic profiles, strong-nets and utility products manufacturing assets during the third quarter of 1998. These businesses, located in Salem, Massachusetts, generated annual sales in fiscal 1997 and 1998 of approximately $24,000. The gross proceeds from the transaction of $26,500, which approximated book value for the businesses after considering costs of the transaction, were utilized to reduce outstanding borrowings on the Company's Credit Facility.

      The Company completed a sale-leaseback transaction in January 1998 whereby it sold certain items of equipment and other tangible personal property for gross proceeds of $45,000, and leased the property back from the purchaser pursuant to an operating lease agreement dated as of December 29, 1997 (the "Lease Agreement"). The net book value of the leased equipment immediately prior to its sale was approximately $18,000. The gain on the sale of the equipment to the lessor was deferred and will be recognized over the term of the related leases as a reduction of operating lease expense. In connection with the restructuring described in Note 14, $8,494 of the deferred gain was offset against the loss recorded related to lease obligations on idled equipment. The Company received net proceeds of $44,625, which was utilized to pay down outstanding borrowings under its Credit Facility.

      The Company completed a sale-leaseback transaction in April 1999, whereby it sold certain equipment for gross proceeds of $29,940, and leased the equipment back from the purchaser pursuant to a Letter Agreement dated April 28, 1999, amending the Lease Agreement. The net book value of the equipment immediately prior to its sale was $18,798. The gain on the sale of the equipment to the lessor was deferred and is being recognized over the term of the related leases as a reduction of operating lease expense. The Company utilized a portion of the net proceeds to fund the purchase of AEP Industries Inc.'s OPP films business for $13,316; the remainder of the proceeds were utilized to reduce borrowings under the Company's Credit Facility.

      At September 30, 2000 and September 30, 1999, there was $9,424 and $22,770, respectively, of deferred gain related to sale-leaseback transactions which is recorded in deferred taxes and other credits.

                      APPLIED EXTRUSION TECHNOLOGIES INC.

      The Company leases certain property and equipment under agreements generally with terms of five to seven years and which may include certain renewal options. Rental expense for the years ended September 30, 2000, 1999 and 1998 was approximately $10,487, $10,043 and $5,343, respectively.

      The minimum annual rental commitments under noncancellable operating leases are as follows for each of the five years subsequent to September 30, 2000:

     2001............................................................... $14,419
     2002...............................................................  14,099
     2003...............................................................  13,565
     2004...............................................................  10,488
     2005...............................................................   1,687
                                                                         -------
                                                                         $54,258
                                                                         =======

4. INTANGIBLES AND DEFERRED FINANCE CHARGES

      Intangibles and deferred finance charges consisted of the following at September 30:

                                                                   2000   1999
                                                                  ------ ------
     Deferred financing charges.................................. $1,809 $2,307
     Intellectual property.......................................  1,611  1,611
                                                                  ------ ------
                                                                   3,420  3,918
     Less accumulated amortization...............................  1,048    883
                                                                  ------ ------
                                                                  $2,372 $3,035
                                                                  ====== ======

5. LONG-TERM DEBT

      Long-term debt consisted of the following at September 30:

                                                                 2000     1999
                                                               -------- --------
     Industrial Revenue Bond payable November 4, 2004 at
      5.25% effective rate at September 30, 2000.............  $  6,500 $  6,500
     Senior Notes payable on April 7, 2002 with 11.5%
      interest due semiannually on October 1 and April 1 ....   150,000  150,000
     Revolving Credit Facility of $80,000 bearing interest at
      LIBOR plus 2.75% or prime plus 1.25% on utilized
      portions and .5% for unused commitments. Outstanding
      LIBOR based tranches and effective interest rates at
      September 30, 2000 were: $18,000 at 9.57%, $15,000 at
      9.60% and $5,000 at 9.69%. Prime-based borrowings were
      $15,000 at an effective interest rate of 10.5%.........    53,000   26,000
                                                               -------- --------
                                                                209,500  182,500
       Less current portion..................................       --       --
                                                               -------- --------
         Total long-term debt................................  $209,500 $182,500
                                                               ======== ========

                      APPLIED EXTRUSION TECHNOLOGIES INC.

      In 1994 the Company entered into a credit agreement with a group of lenders to provide the Company with senior bank financing. In January 1998, the Company amended and restated this credit agreement and combined the revolving facility and revolving term facility thereunder into a $70,000 revolving credit facility (the "Credit Facility") with a final maturity of the earlier of (i) November 1, 2001, if the Company's Senior Notes are not refinanced prior to such date, or (ii) January 29, 2003. The Credit Facility was further amended in March 1999 and April 2000, at which time the revolving credit facility was increased to $80,000. In September 2000 the Credit Facility was further amended to increase the Credit Facility to $90,000 and to modify certain covenant requirements. The Credit Facility is secured by all the assets of the Company. It includes covenants which limit borrowings based on certain asset levels, require the Company to maintain a minimum tangible net worth and specified interest coverage and leverage ratios, restrict payment of cash dividends to stockholders, and establish maximum capital expenditure levels. It also contains other covenants customary in documents relating to transactions of this type. The aggregate amount of long-term debt, excluding amounts outstanding under the Credit Facility, maturing in years subsequent to September 30, 2000 is as follows:

     2001.............................................................. $    --
     2002..............................................................  150,000
     2003..............................................................      --
     2004..............................................................      --
     2005..............................................................    6,500
                                                                        --------
                                                                        $156,500
                                                                        ========

6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

      Accrued expenses consisted of the following at September 30:

                                                                 2000    1999
                                                                ------- -------
     Accrued restructuring..................................... $ 2,172 $ 2,834
     Payroll & benefits........................................   5,524   8,528
     Market development........................................   4,252   4,180
     Taxes and other...........................................  15,268  16,596
                                                                ------- -------
                                                                $27,216 $32,138
                                                                ======= =======

      Included in accounts payable are outstanding checks of $4,435 and $5,914 at September 30, 2000 and 1999, respectively. In addition, approximately $7,615 and $9,410 of accrued restructuring costs are included in deferred taxes and other credits at September 30, 2000 and 1999, respectively, which represents the portion of the 1998 restructuring charge, consisting primarily of lease costs which will be paid out in future years.

                      APPLIED EXTRUSION TECHNOLOGIES INC.

7. INCOME TAXES

      The provision for income taxes consisted of the following for the years ended September 30:

                                                        2000    1999     1998
                                                        -----  -------  -------
     Current:
       U.S. Federal.................................... $ --   $   --   $ 2,623
       State...........................................   --       --       --
                                                        -----  -------  -------
                                                          --       --     2,623
     Deferred:
       U.S. Federal....................................  (642)  (2,724)  (9,323)
       State...........................................   (37)    (389)  (1,333)
                                                        -----  -------  -------
         Total......................................... $(679) $(3,113) $(8,033)
                                                        =====  =======  =======

      Approximately $568 of deferred tax benefit was recognized in fiscal 1998 in connection with the change in accounting described in Note 11.

      The components of the net deferred tax asset were as follows at September 30:

                                                               2000      1999
                                                             --------  --------
     Current Deferred Tax:
       Accounts receivable.................................. $    421  $    232
       Inventory............................................    3,274     2,806
       Other assets.........................................       (6)       (6)
       Other liabilities....................................    2,325     2,654
       Valuation allowance..................................     (125)     (126)
                                                             --------  --------
         Net Current Deferred Tax Asset.....................    5,889     5,560
                                                             --------  --------
     Non Current Deferred Tax:
       Property, plant and equipment........................  (42,470)  (40,798)
       Other assets.........................................    5,904    13,296
       Other liabilities....................................      145       (69)
       Tax credits and loss carryforwards...................   33,808    25,966
       Valuation allowance..................................     (309)     (309)
                                                             --------  --------
         Net Non-Current Deferred Tax Liability.............   (2,922)   (1,914)
                                                             --------  --------
     Total Net Deferred Tax Asset........................... $  2,967  $  3,646
                                                             ========  ========

      A valuation allowance has been established for certain state deferred tax assets resulting from temporary differences for which the potential to realize the tax benefit was not considered likely.

      At September 30, 2000, the Company has, for income tax reporting purposes, federal net operating loss carryforwards of $79,609 (expiration commencing in 2005 through 2019) and state net operating loss carryforwards of $76,314 (limited by certain state tax statutes and expiration). The Company also has research and development credit carryforwards of $443, alternative minimum tax credit carryforwards of $4,717 and state investment tax credits of $319 (expiration commencing in 2005).

                      APPLIED EXTRUSION TECHNOLOGIES INC.

      A reconciliation of the statutory federal income tax rate to the effective rate of the provisions for income taxes for the years ended September 30, 2000, 1999 and 1998 is as follows:

                                                              2000   1999  1998
                                                              ----   ----  ----
     Statutory tax rate...................................... 35.0%  35.0% 35.0%
     State income taxes, net of federal tax benefits.........  3.4%   3.8%  4.9%
     Other, net.............................................. (2.4)%  1.2%   .1%
                                                              ----   ----  ----
                                                              36.0%  40.0% 40.0%
                                                              ====   ====  ====

8. STOCKHOLDERS' EQUITY

      Tax benefits resulting from stock compensation expense allowable for U.S. federal income tax purposes in excess of the expense recorded in the consolidated statements of operations have been credited to additional paid-in capital.

      The Company has implemented an employee stock purchase plan, under which employees can defer a portion of their compensation and purchase AET shares at a discount. The purchase price for shares purchased under the Plan is 85 percent of the lower of fair market value of the stock on the first or last day of the purchasing period. Purchases through payroll deductions are made on a semiannual basis. Approximately 92,844 shares were purchased under this Plan in fiscal 2000, and at September 30, 2000, 153,999 shares were available under the Plan for future purchases.

      A total of 65,666 shares are held into treasury under a deferred compensation plan, in addition to participant-directed investments in mutual funds of $4,618 and $3,377 at September 30, 2000 and September 30, 1999, respectively, which are carried in other assets. The corresponding obligation under the deferred compensation plan of $4,827 and $3,847 at September 30, 2000 and September 30, 1999, respectively, is recorded in long-term liabilities and other credits.

      In March 1998, the Company adopted a shareholder rights plan, and the Board of Directors declared a dividend consisting of one right, called a "Junior Preferred Stock Purchase Right" (a "Right") to each share of Common Stock outstanding on March 9, 1998. Each share of Common Stock issued after that date will be issued with an attached Right. Each Right entitles the holder, upon the occurrence of certain events, to purchase 1/100th of a share of Preferred Stock at an initial exercise price of $36, subject to adjustments for stock dividends, splits and similar events. The Rights are exercisable only if a person or group acquires 20 percent or more of AET's Common Stock or announces an intention to commence a tender or exchange offer, the consummation of which would result in ownership by such person or group of 20 percent or more of AET's Common Stock. The Rights may be redeemed by the Board of Directors at any time prior to the expiration of the rights plan on March 2, 2008 at a redemption price of $.01 each, and may be amended by the Board at any time prior to becoming exercisable. At September 30, 2000, there were 11,836,036 Junior Preferred Stock Purchase Rights outstanding.

9. STOCK OPTIONS

      The Company maintains common stock option plans for key employees, directors and consultants under which the exercise price is generally not less than the fair value of the shares at the date of grant. The options generally vest at a rate of 25 percent per year. Vested employee options generally expire within three months of employment termination or three years after the death of the employee. Vested director options generally expire within three months of the resignation or within six months of the death of a director. All

                      APPLIED EXTRUSION TECHNOLOGIES INC.

options expire upon the occurrence of the tenth anniversary of the grant date or upon other termination events specified in the plans. As of September 30, 2000, an aggregate of approximately 4,136,000 shares were reserved for issuance under the plans.

      The Company accounts for stock-based compensation to employees using the intrinsic value method. Accordingly, no compensation cost has been recognized for fixed stock option grants since the options granted to date have exercise prices per share of not less than the fair value of the Company's common stock at the date of the grant.

      If compensation cost for stock option grants and the Company's Employee Stock Purchase Plan had been determined based on the fair value of the grant for 2000, 1999 and 1998, the Company's fiscal 2000, 1999 and 1998 net loss and loss per share on a pro forma basis would have been as follows:

                                                      2000     1999      1998
                                                     -------  -------  --------
     Net Loss:
       As reported.................................. $(1,209) $(4,669) $(12,902)
       Pro forma....................................  (2,937)  (5,889)  (13,743)
     Basic Loss per Share:
       As reported..................................    (.10)    (.41)    (1.18)
       Pro forma....................................    (.25)    (.52)    (1.26)
     Diluted Loss per Share:
       As reported..................................    (.10)    (.41)    (1.18)
       Pro forma....................................    (.25)    (.52)    (1.26)

      The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998: expected volatility ranging from 59 to 56 percent, risk-free interest rates of approximately 6 percent and expected lives of 7 to 10 years. The weighted-average grant date fair value of options granted during the year was $5.89, $3.99 and $5.60 for 2000, 1999 and 1998 respectively.

      Information concerning the Company's option plans is as follows:

                                                           Weighted-
                              Shares Under                  Average
                                 Option    Option Prices Exercise Price Exercisable
                              ------------ ------------- -------------- -----------
     As of September 30,
      1997...................  2,334,250   $1.000-14.875     $7.61       1,247,625
                                                                         =========
       Granted...............    520,250     6.750-9.000      7.27
       Exercised.............    (91,750)    1.000-8.375      6.28
       Canceled..............    (65,125)   1.000-14.875      9.00
                               ---------
     As of September 30,
      1998...................  2,697,625    4.630-14.875      7.55       1,923,125
                                                                         =========
       Granted...............    469,500     5.563-8.063      5.90
       Exercised.............    (52,999)    6.625-8.250      6.69
       Canceled..............    (10,251)    7.000-8.250      7.51
                               ---------
     As of September 30,
      1999...................  3,103,875    4.630-14.815      7.32       2,130,993
                                                                         =========
       Granted...............    598,750     4.563-8.500      7.74
       Exercised.............    (37,250)    6.625-7.250      6.81
       Canceled..............    (45,750)    5.563-9.000      6.98
                               ---------
     As of September 30,
      2000...................  3,619,625   $4.563-14.875     $7.39       2,442,750
                               =========                                 =========

                      APPLIED EXTRUSION TECHNOLOGIES INC.

      The following table summarizes information regarding stock options outstanding at September 30, 2000:

                                Options Outstanding               Options Exercisable
                      ---------------------------------------- --------------------------
                                    Weighted-
                                     Average
                      Outstanding   Remaining     Weighted-    Exercisable   Weighted-
        Range of         as of     Contractual     Average        as of       Average
     Exercise Price    09/30/00   Life in Years Exercise Price  09/30/00   Exercise Price
     --------------   ----------- ------------- -------------- ----------- --------------
     $ 1.00-
      5.00               188,000       3.5         $ 4.7846       180,000     $ 4.7944
       5.01-
      7.50             1,663,625       5.1           6.4201     1,119,375       6.5362
       7.51-
      10.00            1,653,875       6.1           8.3066     1,044,000       8.4373
      10.01-
      12.50               60,375       6.4          11.5362        45,625      11.5315
      12.51-
      15.00               53,750       5.2          13.8372        53,750      13.8372
                       ---------                                ---------
                       3,619,625       5.5         $ 7.3926     2,442,750     $ 7.4743
                       =========                                =========

10. EARNINGS PER SHARE

      A reconciliation of shares used in the computation of basic and diluted loss per share is as follows for the years ended September 30:

                                                   2000       1999       1998
                                                ---------- ---------- ----------
     Shares for basic computation.............. 11,700,000 11,282,000 10,893,000
     Potential shares from options.............        --         --         --
                                                ---------- ---------- ----------
     Shares for diluted computation............ 11,700,000 11,282,000 10,893,000
                                                ========== ========== ==========

      In 2000, 1999 and 1998, 129,000, 150,000 and 145,000 potential shares from options were excluded from the reconciliation above, as the effect of including these shares in the calculation would be anti-dilutive.

11. CHANGE IN ACCOUNTING

      During the third quarter of 1998, the Company elected early adoption of the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). Effective with the adoption of SOP 98-5, the Company changed its method of accounting for start-up costs on major projects to expense these costs as incurred. Prior to this accounting change, the Company capitalized these costs, primarily those related to the start-up of its eight and ten-meter OPP films lines, and amortized them over a five-year period. Amortization of these costs was approximately $929 in the year ended September 30, 1997. The effect of this change in accounting was the recognition of $1,539 of costs related to net start-up costs incurred during fiscal 1998 and a one-time charge of $852, net of related income tax benefits of $568, resulting from costs incurred in prior periods.

12. RELATED-PARTY TRANSACTIONS

      The Company has entered into employment agreements extending for periods of up to four years with certain key officers of the Company. These officers, who in some cases also serve on the Board of Directors and are stockholders of the Company, are also eligible for performance bonuses.

                      APPLIED EXTRUSION TECHNOLOGIES INC.

13. COMMITMENTS AND CONTINGENCIES

      The Company had entered into foreign exchange contracts, the last of which expired in May 2000, to hedge firm purchase commitments for the purchase of equipment denominated in German Marks and Pounds Sterling. Gains and losses on the contracts which result from market risk associated with changes in the market values of the underlying currencies were deferred and included as part of capitalized assets. At September 30, 2000, the Company had no outstanding foreign exchange contracts. The Company does not enter into foreign exchange contracts for trading or speculative purposes.

      From time to time, the Company becomes involved in litigation which is incidental to its business. Management does not believe that the outcome of currently pending matters, either individually or in the aggregate, will have a material impact on financial position in the results of operations.

14. RESTRUCTURING AND ASSET IMPAIRMENT CHARGES

      The Company announced a major restructuring of its Covington, Virginia manufacturing facility in the fourth quarter of 1998. The restructuring, which was approved in 1998 and primarily implemented in fiscal 1999, included the shutdown of two older, less efficient production lines, relocation of certain operations to other locations and the elimination of approximately 200 full-time manufacturing and plant administrative positions, 160 of which were hourly and the remainder of which were salaried. The Company recorded a charge of $18,580 in the fourth quarter of 1998 comprised of approximately $12,090 for ongoing operating leases related to idled leased equipment, $4,100 in severance and outplacement costs, and $2,390 in other charges. At September 30, 2000, approximately $8,793 of these restructuring costs had been paid.

      Implementation of this plan is completed, with a total of 181 positions eliminated and the shutdown of the production lines now complete. Since September 1998, the Company has paid out $1,800 on leases related to idled equipment, $4,516 in severance or outplacement costs and $2,477 in other restructuring costs, resulting in an accrued restructuring balance of $9,787 at September 30, 2000 which represents lease costs, the majority of which are classified as a long-term liability.

      In the fourth quarter of fiscal 1998, the Company wrote down the value of certain assets in its Covington, Virginia facility, whose carrying values had been impaired by an aggregate of $2,926. Of the amounts recorded for impairment, $1,526 relates to specialized equipment which is no longer used in the production process, and $1,400 represents an adjustment to the carrying value of the Covington facility to estimated fair value, resulting from an impairment caused by the shutdown of the affected production lines.

15. EMPLOYEE BENEFIT PLANS

      Substantially all employees with more than three months of service (as defined) are eligible to participate in a Company savings and profit sharing plan. The plan provides for board-approved matching contributions in varying amounts based on employee contribution percentages up to 3.5 percent of gross salary in Company stock or cash which are fully accrued in the accompanying consolidated financial statements. The plan also provides for profit sharing contributions at the discretion of the Board of Directors. Aggregate contributions were made with Company stock valued at $1,861, $1,058 and $2,270 in 2000, 1999 and 1998, respectively.

      The Company has a non-qualified deferred compensation plan for certain management employees. This plan allows these employees to defer all or a portion of their salary and bonus until retirement or

                      APPLIED EXTRUSION TECHNOLOGIES INC.

termination of their employment. In April 1999 the Company implemented a Supplemental Executive Retirement Plan under which certain executive employees receive benefits upon retirement. Additionally, the Company implemented a plan for certain other management employees whereby an annual contribution of 7.5 percent of the employee's prior year compensation is made to the plan. During fiscal 2000, approximately $500 was contributed to this plan.

16. CONCENTRATION OF CREDIT RISK AND EXPORT SALES

      The Company sells its products under normal credit terms to a diverse base of customers in the packaging film conversion market, consumer product and health care markets, as well as other industries. The Company performs ongoing credit evaluations of its customers, and generally does not require collateral, although letters of credit may be required on certain foreign sales. A significant amount of sales were to converters of packaging films for end users in the beverage, candy and snack food industries. One converter customer accounted for approximately 18 percent of sales in fiscal 2000, 20 percent of sales in 1999 and 18 percent of sales in 1998, with no other customer accounting for more than 10 percent of sales in 2000, 1999 or 1998.

      Information by geographic location was as follows for the years ended September 30:

                                                      2000     1999     1998
                                                    -------- -------- --------
     Sales:
       United States .............................. $219,295 $192,627 $200,684
       Foreign ....................................   49,080   44,415   44,650
                                                    -------- -------- --------
                                                    $268,375 $237,042 $245,334
                                                    ======== ======== ========
     Operating profit (exclusive of restructuring
      and impairment charges and write off of
      start-up costs):
       United States .............................. $ 18,324 $ 11,902 $ 16,313
       Foreign ....................................      884    2,866    2,767
                                                    -------- -------- --------
                                                    $ 19,208 $ 14,768 $ 19,080
                                                    ======== ======== ========

      No individual country, other than the United States, comprised more than 10 percent of consolidated sales or operating profit.

                      APPLIED EXTRUSION TECHNOLOGIES INC.

17. SELECTED QUARTERLY DATA (UNAUDITED)

      Summarized quarterly financial data for fiscal 2000, 1999 and 1998 were as follows:

                                                Earnings (Loss) Earnings (Loss)
                       Net    Gross  Net Income Per Share Basic    Per Share
                      Sales  Profit    (Loss)         (a)         Diluted (a)
                     ------- ------- ---------- --------------- ---------------
September 30, 1998
  1st quarter....... $56,416 $11,847  $   (753)     $ (.07)         $ (.07)
  2nd quarter.......  62,439  11,414      (602)       (.05)           (.05)
  3rd quarter.......  66,535  13,943     2,710         .24             .24
  4th quarter(b)....  59,954  12,956   (14,257)      (1.29)          (1.29)
September 30, 1999
  1st quarter....... $55,445 $ 7,941  $ (4,735)     $ (.43)         $ (.43)
  2nd quarter.......  58,979  11,652      (863)       (.08)           (.08)
  3rd quarter.......  62,269  13,757       194         .02             .02
  4th quarter.......  60,349  15,091       735         .06             .06
September 30, 2000
  1st quarter....... $60,151 $14,876  $  1,158      $  .10          $  .10
  2nd quarter.......  68,745  16,787     1,803         .15             .15
  3rd quarter.......  73,700  14,302        21         .00             .00
  4th quarter.......  65,779   7,154    (4,191)       (.35)           (.35)

--------
(a) Earnings (Loss) Per Share is presented before change in accounting.
(b) The Company implemented a restructuring plan in the fourth quarter of 1998 and recorded a charge of $18,580 before taxes. The Company also wrote down the value of certain assets in its Covington, Virginia facility, whose carrying values had been impaired by an aggregate of $2,926. The restructuring and impairment charges are discussed more fully in Note 14.

                      APPLIED EXTRUSION TECHNOLOGIES, INC.

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                 Years Ended September 30, 2000, 1999 and 1998
                                 (In thousands)

                                          Additions
                              Balance at   charged
                              beginning    to costs               Balance at
         Description          of period  and expenses Deductions end of period
         -----------          ---------- ------------ ---------- -------------
Allowance for doubtful
 accounts:
  2000.......................   $1,554      $  472       $170       $1,856
  1999.......................    1,056       1,217        719        1,554
  1998.......................      745         832        521        1,056

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      You should rely only upon the information contained in this prospectus.
We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                                  $275,000,000

                                 Exchange Offer


++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+                                   [LOGO][                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                      Applied Extrusion Technologies, Inc.

                     10 3/4% Series B Senior Notes due 2011


                                October 12, 2001

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